PLATINUM GROUP METALS (RSA) (PTY) LTD
REPUBLIC OF SOUTH AFRICA REGISTERED COMPANY
REGISTRATION NUMBER: 2000/025984/07

A WHOLLY-OWNED SUBSIDIARY OF

PLATINUM GROUP METALS LTD
TSX – PTM; AMEX - PLG

COMPETENT PERSONS REPORT
ON PROJECT AREA 1 AND 1A
 OF THE WESTERN BUSHVELD JOINT VENTURE (WBJV)
LOCATED ON THE WESTERN LIMB OF THE BUSHVELD IGNEOUS COMPLEX, SOUTH AFRICA

Western Bushveld Joint Venture

A COMPETENT PERSONS REPORT ON THE MINERAL RESOURCE ESTIMATION FOR PROJECT 1 & 1A, A PORTION OF THE
WESTERN BUSHVELD JOINT VENTURE FORMING PART OF A NOTARIALLY EXECUTED JOINT VENTURE PROJECT
AGREED ON BETWEEN
PLATINUM GROUP METALS (RSA) (PTY) LTD, PLATINUM GROUP METALS LTD, RUSTENBURG PLATINUM MINES LTD AND AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PTY) LTD

CJ MULLER (SACNAPS 400201/04)
MINXCON
BRYANSTON, GAUTENG, REPUBLIC OF SOUTH AFRICA

Effective Date: 7 September 2007

IMPORTANT NOTICE
This report includes results for resources announced by Platinum Group Metals Ltd on 7 September 2007 (news release filed with SEDAR). The report communicates the updated Mineral Resource estimate for the Project 1 and 1A areas of the WBJV. The reader is warned that Mineral Resources that are not Mineral Reserves are not regarded as demonstrably viable.

Inferred Resources have been reported, as well as Measured and Indicated Mineral Resources. The US Securities and Exchange Commission does not recognise the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101, but there is a great deal of uncertainty as to their existence and economic and legal feasibility and investors are warned against the risk of assuming that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or Pre-feasibility studies. INVESTORS IN THE USA AND ELSEWHERE ARE CAUTIONED AGAINST ASSUMING THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

We further advise US investors and all other investors that while the terms “Measured Resources” and “Indicated Resources” are recognised and required by Canadian regulations, the US Securities and Exchange Commission does not recognise these either. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This report and other corporate releases contain information about adjacent properties on which the Company has no right to explore or mine. We advise US and all investors that SEC mining guidelines strictly prohibit information of this type in documents filed with the SEC. US investors are warned that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

QUALIFIED PERSON
Independent geological qualified person:
Mr Charles J Muller (BSc Hons) Pr Sci Nat (Reg. No. 400201/04)
Minxcon (Pty) Ltd
Mining & Exploration Consultants
Postnet Suite No 23
Private Bag X75
Bryanston
2021
Gauteng
Republic of South Africa
Mobile: +27 83 230 8332
Phone: +27 11 463 9431
Fax: +27 88 011 463 9431
e-mail: charles@minxcon.co.za

Local operating company:
Platinum Group Metals (RSA) (Pty) Ltd
Technology House
Greenacres Office Park
Corner of Victory and Rustenburg Roads
Victory Park
Johannesburg
Phone: +27 11 782 2186
Fax: +27 11 782 4338
Mobile: +27 82 821 8972
e-mail: jgould@platinumgroupmetals.net

Parent and Canadian-resident company:
PLATINUM GROUP METALS LIMITED
Suite 328
550 Burrard Street
Vancouver, BC
Canada V6C 2B5
091 604 899 5450
info@platinumgroupmetals.net
www.platinumgroupmetals.net

For technical reports and news releases filed with SEDAR, see www.sedar.com.

Table of Contents
ITEM 1: TITLE PAGE
ITEM 2: CONTENTS
ITEM 3: SUMMARY
ITEM 4: INTRODUCTION
Item 4(a): Terms of Reference
Item 4(b): Purpose of the Report
Item 4(c): Sources of Information
Item 4(d): Involvement of the Qualified Person: Personal Inspection
ITEM 5: RELIANCE ON OTHER EXPERTS
ITEM 6: PROPERTY DESCRIPTION AND LOCATION
Item 6(a) and Item 6(b): Extent and Location of the Project
Item 6(c): Licences
Item 6(d): Rights to Surface, Minerals and Agreements
Item 6(e): Survey
Item 6(f): Location of Mineralised Zones, Mineral Resources and Mining Infrastructure
Item 6(g): Liabilities and Payments
Item 6(h) Environmental Liabilities
Item 6(i): Permits to Conduct Work
ITEM 7: PHYSIOGRAPHY, ACCESSIBILITY AND LOCAL RESOURCES
Item 7(a): Topography, Elevation and Vegetation
Item 7(b): Means of Access to the Property
Item 7(c): Population Centres and Modes of Transport
Item 7(d): Climate and Length of Operating Season
Item 7(e): Infrastructure with respect to Mining
ITEM 8: HISTORY
Item 8(a): Prior Ownership
Item 8(b): Work Done by Previous Owners
Item 8(c): Historical Mineral Reserves and Resources
Item 8(d): Production from the Property
ITEM 9: GEOLOGICAL SETTING
ITEM 10: DEPOSIT TYPES
ITEM 11: MINERALISATION
ITEM 12: EXPLORATION
Item 12(a): Survey (field observation) Results, Procedures and Parameters
Item 12(b): Interpretation of Survey (field observation) Results
Item 12(c): Survey (field observation) Data Collection and Compilation
ITEM 13: DRILLING
ITEM 14: SAMPLING METHOD AND APPROACH
Item 14(a): Sampling Method, Location, Number, Type and Size of Sampling
Item 14(b): Drilling Recovery
Item 14(c): Sample Quality and Sample Bias
Item 14(d): Widths of Mineralised Zones – Mining Cuts
Item 14(e): Summary of Sample Composites with Values and Calculated True Widths
ITEM 15: SAMPLE PREPARATION, ANALYSES AND SECURITY
Item 15(a): Persons Involved in Sample Preparation
Item 15(b): Sample Preparation, Laboratory Standards and Procedures
Item 15(c): Quality Assurance and Quality Control (QA&QC) Procedures and Results
Item 15(d): Adequacy of Sampling Procedures, Security and Analytical Procedures
ITEM 16: DATA VERIFICATION
Item 16(a): Quality Control Measures and Data Verification
Item 16(b): Verification of Data
Item 16(c): Nature of the Limitations of Data Verification Process
Item 16(d): Possible reasons for not having completed a Data Verification Process
ITEM 17: ADJACENT PROPERTIES
Item 17 (a) Comment on Public-Domain Information about Adjacent Properties
Item 17 (b) Source of Adjacent Property Information
Item 17 (c) Relevance of the Adjacent Property Information
Item 17 (d) Application of the Adjacent Property Information
ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING
ITEM 19: MINERAL RESOURCE ESTIMATES
Item 19(a): Standard Resource and Reserve Reporting System
Item 19(b): Comment on Resource and Reserve Subsets
Item 19(c): Comment on Inferred Resource
Item 19(d): Relationship of the QP to the Issuer
Item 19(e): Detailed Mineral Resource Tabulation
Item 19(f): Key Assumptions, Parameters and Methods of Resource Calculation
Item 19(g): Effect of Modifying Factors
Item 19(h): Technical Parameters affecting the Resource Declaration
Item 19(i): 43-101 Rules Applicable to the Reserve and Resource Declaration
Item 19(j): Disclosure of Inferred Resource
Item 19(k): Demonstrated Viability
Item 19(l): Quality, Quantity and Grade of Declared Resource
Item 19(m): Metal Splits for Declared Resource
ITEM 20: OTHER RELEVANT DATA AND INFORMATION
ITEM 21: INTERPRETATION AND CONCLUSIONS
ITEM 22: RECOMMENDATIONS
ITEM 23: REFERENCES
ITEM 24: DATE
ITEM 25: ADDITIONAL REQUIREMENTS ON DEVELOPMENT AND PRODUCTION
ITEM 26: ILLUSTRATIONS

Diagrams
Figure 1: Location of the WBJV in relation to the Bushveld Igneous Complex
Figure 2: Locality Plan of the Project Areas in the WBJV
Figure 3: WBJV Prospecting Right Holders
Figure 4: Location of the WBJV in the Western Limb of the BIC
Figure 5: Detailed Stratigraphy of the Western Bushveld Sequence
Figure 6: Regional Structural Data
Figure 7: Merensky and UG2 Reef Structure (Project 1 and 1A)
Figure 8: Cross Section through Project 1
Figure 9: UG2 and MR Facies Types
Figure 10: Location of the MR Facies Types in Project Area 1 and 1A
Figure 11: Details of Gravity and Geophysical Surveys
Figure 12: Detailed Gravity and Magnetic Surveys
Figure 13: Location of Boreholes
Figure 14: MR and UG2 Channel Width
Figure 15: UG2 and MR 4E Grades
Figure 16: MR and UG2 Domains
Figure 17: Dip Model for Merensky and UG2 Reefs
Figure 18: Location of Measured, Indicated and Inferred Resources

Tables
Table 1: Legal Aspects and Tenure of the WBJV Area
Table 2: Summary of Historical Mineral Resources (Project Area 1)
Table 3: PGM + Au speciation and proportional occurrence based on area (um2)
Table 4: Merensky Reef – Mining Cut
Table 5: UG2 Reef – Mining Cut
Table 6: Standards used for QA&QC
Table 7: Mineral Resource for the Merensky and UG2 Reefs
Table 8: Borehole Data used in the estimation of the Mineral Resources
Table 9: Project 1 Merensky Reef Descriptive Statistics
Table 10: Project 1A Merensky Reef Descriptive Statistics
Table 11: Project 1 UG2 Reef Descriptive Statistics
Table 12: Project 1 UG2 Reef Descriptive Statistics
Table 13: Variogram Parameters Merensky Reef – 4E and Mining Cut Width
Table 14: Variogram Parameters UG2 – 4E and Mining Cut Width

Appendices
Appendix 1: Qualified Person’s Certificate

ITEM 3: SUMMARY
The Property and Terms of Reference
The Western Bushveld Joint Venture (WBJV) is owned 37% by Platinum Group Metals RSA (Pty) Ltd, (PTM) – a wholly-owned subsidiary of Platinum Group Metals Ltd (Canada), (PTML) – 37% by Rustenburg Platinum Mines Ltd, (RPM) – a subsidiary of Anglo Platinum Ltd, (AP) – and 26% by Wesizwe Platinum (Pty) Ltd, (Wesizwe). The joint venture is a notarial contract and managed by a committee representing all partners. PTM is the operator of the joint venture.

This Technical Report complies with the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and the resource classifications set out in the South African Code for the Reporting of Mineral Resource and Mineral Reserves (the SAMREC Code).

The joint venture relates to properties on the farms Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ covering some 67 square kilometres. This Technical Report specifically contains details of the Project 1 and 1A areas, located largely on the farm Frischgewaagd 96JQ (Figure 2).

The Qualified Person (QP) for this Technical Report is Mr CJ Muller (Minxcon (Pty) Ltd). The QP has visited the WBJV Project Area 1 and 1A site during July 2007 and detailed discussions were held with PTML and PTM technical personnel at the PTM offices in Johannesburg throughout 2006 and in 2007.

Location
The WBJV property is located on the southwestern limb of the Bushveld Igneous Complex (BIC), 110km west-northwest of Pretoria and 120km from Johannesburg. The resources of the WBJV Project Area 1 and 1A are located approximately 11km along strike from the active Merensky Reef mining face at the operating Bafokeng Rasimone Platinum Mine (BRPM). BRPM completed opencast mining on the UG2 Reef within 100m of the WBJV property boundary.

Ownership
The government of South Africa holds the mineral rights to the project properties under the new act, No. 28 of 2002: Mineral and Petroleum Resources Development Act, 2002 (MPRDA). The rights to the minerals are a combination of new order prospecting rights held under the MPRDA and old order permits held under previous legislation accompanied by filed applications for the conversion of these permits to new order prospecting rights. All applications for conversion have been accepted and the execution of the new order rights are either in place or are approved and/or in progress. Project Area 1 and 1A are held 100% by the WBJV.

Geology
The WBJV property is partly situated in a layered igneous complex known as the BIC and its surrounding sedimentary footwall rocks. The BIC is unique and well known for its layering and continuity of economic horizons mined for platinum, palladium and other platinum-group elements (PGE’s), chrome and vanadium.

Mineralisation
The potential economic horizons in the WBJV Project Area 1 and 1A are the Merensky Reef and UG2 Reef situated in the Critical Zone of the Rustenburg Layered Suite (RLS) of the BIC; these horizons are known for their continuity. The Merensky and UG2 Reefs are mined at the BRPM adjoining the WBJV property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees and local variations in the reef attitude have been modelled. The Merensky and UG2 reefs, in the Project Area 1 and 1A area, dip between 10 and 30 degrees.

Exploration Concept
The Merensky Reef has been considered for extraction over a diluted mining width of 1.18m (Measured Mineral Resources), 1.22m (Indicated Mineral Resources) and 1.03m (Inferred Mineral Resources) for the Project 1 area and over a diluted mining width of 1.15m (Inferred Mineral Resources) for the Project 1A area. The UG2 Reef has been considered for extraction over a diluted mining width of 1.56m (Measured Mineral Resources), 1.44m (Indicated Mineral Resources) and 1.49m (Inferred Mineral Resources) for the Project 1 area and over a diluted mining width of 1.57m (Inferred Mineral Resources) for the Project 1A area. A grade content, expressed in centimetre grams per ton (cmg/t), of 300cmg/t was used as a resource cut-off.

Measured Mineral Resource total 2.289 million ounces (Moz), Indicated Mineral Resources total 5.020Moz and Inferred Mineral Resources total 1.266Moz of 4E (platinum, palladium, rhodium and gold) for Project Area 1 and 1A. Mineral Resource estimates for Project Area 1 and 1A are shown in the following tables.

Independently estimated Mineral Resource base (100% WBJV Area)
MR = Merensky Reef; UG2 = Upper Group No. 2 chromitite seam; PGM = Platinum Group Metals.
The cut-offs for Inferred Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors.

Measured Mineral Resource (4E)	Cut-off (cmg/t)	Million Tonnes	Grade 4E (g/t)	Mining Width (m)	Tons PGM (4E)	Moz PGM’s (4E)
Project 1 MR	300	6.305	7.03	1.18	44.324	1.425
Project 1 UG2	300	7.165	3.75	1.56	26.869	0.864
Total Measured	300	13.470	5.29	1.38	71.193	2.289

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	4.50	27%	1.90	4%	0.28	5%	0.35
Project 1 UG2	63%	2.36	26%	0.98	10%	0.38	1%	0.03

Indicated Mineral Resource (4E)	Cut-off (cmg/t)	Million Tonnes	Grade 4E (g/t)	Mining Width (m)	Tons PGM (4E)	Moz PGM’s (4E)
Project 1 MR	300	12.181	6.78	1.22	82.587	2.655
Project 1 UG2	300	18.579	3.96	1.44	73.573	2.365
Total Indicated	300	30.760	5.077	1.35	156.16	5.020

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	4.34	27%	1.83	4%	0.27	5%	0.34
Project 1 UG2	63%	2.50	26%	1.03	10%	0.40	1%	0.03

Inferred Mineral Resource (4E)	Cut-off (cmg/t)	Million Tonnes	Grade 4E (g/t)	Mining Width (m)	Tons PGM (4E)	Moz PGM’s (4E)
Project 1 MR	300	0.289	6.47	1.03	1.870	0.060
Project 1A MR	300	1.871	6.48	1.15	12.124	0.390
Project 1 UG2	300	2.387	4.40	1.49	10.503	0.338
Project 1A U2	300	2.973	5.00	1.57	14.865	0.478
Total Measured	300	7.520	5.23	1.42	39.362	1.266

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	4.14	27%	1.75	4%	0.26	5%	0.32
Project 1A MR	64%	4.15	27%	1.75	4%	0.26	5%	0.32
Project 1 UG2	63%	2.77	26%	1.14	10%	0.44	1%	0.05
Project 1A UG2	63%	3.15	26%	1.30	10%	0.50	1%	0.05

Notes: Due to rounding inaccuracies, this should be read in conjunction with Item 19 (e)
    Project 1A was formally 37% of the Project 2 area
    Project 1A has a total of 0.537Moz Inferred Mineral Resources

Status of Exploration
The Merensky Mineral Resource estimate is based on 158 boreholes with 178 intercepts and the UG2 is based on 192 intercepts within the 1087 hectare area. Resource estimation is carried out according to SAMREC specifications using the kriging method of resource estimation. In keeping with best practice in resource estimation, allowance is made for known and expected geological losses. Total geological losses of 39% and 41% for the Merensky Reef and UG2 respectively were applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions, and this has been considered in the resource estimate. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data, which includes a high resolution aeromagnetic survey.

A total of 25 drill holes were planned to be drilled on Project 1A during 2007. As at 31 July 2007, a total of 14 drill holes had been drilled or were in the process of being drilled. The purpose of these drill holes was to refine the new boundary between Project 1A and Project 2.

Recommendations – Qualified Person
No further work is planed for Project Area 1 as sufficient Indicated and Measured Resources have been delineated to commence with a Bankable Feasibility Study. Further drilling will have to be completed in Project Area 1A in order to upgrade the Inferred Resources. This will only take place after the Bankable Feasibility Study has been completed.

ITEM 4: INTRODUCTION

Item 4(a): Terms of Reference
This report is compiled for PTML in terms of the Canadian National Instrument 43-101 Standards of Disclosure, Form 43 101F1 Technical Report and the Companion Policy 43 101CP (NI 43-101). The information and status of the project is disclosed in the prescribed manner.

Item 4(b): Purpose of the Report
The intentions of the report are to:
•	inform investors and shareholders of the progress of the project; and
•	make public and detail the resource calculations for the project.

Item 4(c): Sources of Information
The independent author and Qualified Person (QP) of this report has used the data provided by the representative and internal experts of PTM. This data is derived from historical records for the area as well as information currently compiled by the operating company, which is PTM. The PTM-generated information is under the control and care of Mr WJ Visser SACNASP 400279/04, who is an employee of PTM and is not independent.

Item 4(d): Involvement of the Qualified Person: Personal Inspection
The listed independent QP has no financial or preferential relationships with PTM. The QP has a purely business-related relationship with the operating company and provides technical and scientific assistance when required and requested by the company. The QP has other significant client lists and has no financial interest in PTM. The independent qualified person, Mr CJ Muller, has visited the WBJV property during July 2007 and has undertaken a due diligence with respect to the PTM data.

ITEM 5: RELIANCE ON OTHER EXPERTS

In preparing this report, the author relied upon:-
•	land title information, as provided by PTM;
•	geological and assay information supplied by PTM and information sourced from the Shango Solutions (Pty) Ltd Definitive Feasibility Study on the WBJV Project 1;
•	borehole analytical and survey data compiled by PTM;
•	all other applicable information; and
•	data supplied or obtained from sources outside of the company.

The sources were subjected to a reasonable level of inquiry and review. The author has access to all information. The author’s conclusion, based on diligence and investigation, is that the information is representative and accurate.
This report was prepared in the format of the Canadian National Instrument 43-101 Technical Report by the QP, Mr CJ Muller. The QP has the appropriate background and is an independent expert with a geological and geostatistical background involved in the evaluation of precious metal deposits for over 18 years. The QP has reported and made conclusions within this report with the sole purpose of providing information for PTM’s use subject to the terms and conditions of the contract between the QP and PTM. The contract permits PTM to file this report, or excerpts thereof, as a Technical Report with the Canadian Securities Regulatory Authorities or other regulators pursuant to provincial securities legislation, or other legislation, with the prior approval of the QP. Except for the purposes legislated for under provincial security laws or any other security laws, other use of this report by any third party is at that party’s sole risk and the QP bears no responsibility.

Specific Areas of Responsibility
The QP accepts overall responsibility for the entire report. The QP was reliant, with due diligence, on the information provided by Mr WJ Visser, the internal and non-independent expert. The qualified experts have also relied upon the input of the PTM geological personnel in compiling this filing.

ITEM 6: PROPERTY DESCRIPTION AND LOCATION
Item 6(a) and Item 6(b): Extent and Location of the Project
The WBJV project is located on the southwestern limb of the BIC (Figure 1) some 35km northwest of the town of Rustenburg, North West Province, South Africa. The property adjoins Anglo Platinum’s Bafokeng Rasimone Platinum Mine (BRPM) and the Styldrift project to the southeast and east respectively (Figure 2). The Project Area 1 and 1A consist of a section of Portion (Ptn) 18, the Remaining Extent (Re), Ptn 13, Ptn 8, Re of Ptn 2, Ptn 7, Ptn 15 and Ptn 16 of the farm Frischgewaagd 96JQ, sections of Ptn 2, Ptn 9 and Ptn 12 of the farm Elandsfontein 102JQ and a small section of the Re of the farm Mimosa 81JQ (Figure 2 and 3).

The total joint-venture area includes portions of PTM’s properties Elandsfontein 102JQ, Mimosa 81JQ and Onderstepoort 98JQ, and also certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ  and Koedoesfontein 94JQ contributed by RPM, a wholly-owned subsidiary of Anglo Platinum (see Item 6(c) below for detail). These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights cover approximately 67km2 or 6,700ha. Project Area 1 and 1A cover an area of 10.87km2 or 1087ha in extent.

Figure 1: Location of the WBJV in relation to the Bushveld Igneous Complex

Figure 2: Locality Plan of the Project Areas in the WBJV

Platinum Group Metals
Location of the Project Areas

Pilanesburg Alkali Complex
N
Sun City
Ledig
Project 3
Project 2
Project 1a
Project 1
KOEDOESFONTEIN 94 JQ
MIMOSA 81 JQ
FRISCHGEWAAGD 96 JQ
ONDERSTEPOORT 98 JQ
909 JQ
104 JQ
Styldrift
Elandsrivier
Onderstepoort
Frischgewaagd
BRPM
PTM Exploration Office
Scale
0
3km

LEGEND

- WBJV Boundary
- PTM Exploration Office
- Merensky Reef Outcrop
- Borehole

Minxcon

Item 6(c): Licences
The WBJV has been subdivided into several smaller portions as each area has its own stand-alone licence and Environmental Management Programme (EMP). Within the WBJV property, there are nine separate licences and they are specifically listed below for cross-referencing to the licence specifications. The licences over the WBJV area are as follows:-
1.	Elandsfontein (PTM)
2.	Elandsfontein (RPM)
3.	Onderstepoort (PTM) 4, 5 and 6
4.	Onderstepoort (PTM) 3 and 8
5.	Onderstepoort (PTM) 14 and 15
6.	Onderstepoort (RPM)
7.	Frischgewaagd (PTM)
8.	Frischgewaagd (RPM)
9.	Koedoesfontein (RPM)
Applications have been made in a timely fashion for conversion to the new Mineral and Petroleum Resources Development Act, 2002 (MPRDA). Prospecting is continuing while the conversions are in progress. The Prospecting Rights (PR) are all held in the North West Province Region of the DME and are held for PGM’s Nickel, Chrome and Gold.  The following table details the aspects of the PR’s:-

Table 1: Legal Aspects and Tenure of the WBJV Area

Area	Farm Name	Ptn No	Area (Ha)	Old Order PR	New Order PR	Expiry Date
Elandsfontein (PTM)	Elandsfontein 102JQ	12 (a Ptn of Ptn 3)	213.4714	PP269/2002 reference RDNW (KL) 5/2/2/4477 (Expired)	Notarially executed under protocol no. 467/2005. *	15 September 2008
		14	83.4968
		RE of Ptn 1	67.6675
Elandsfontein (RPM)	Elandsfontein 102JQ	8 (a Ptn of Ptn 1)	35.3705	PP50/1996 reference RDNW (KL) 5/2/2/2305) & PP73/2002 reference RDNW (KL) 5/2/2/4361.(Expired)	A conversion to a new-order prospecting right was approved.	3 July 2012
		RE9	403.9876
		Mineral Area 2	343.5627
Onderstepoort (PTM) Portions 4, 5 and 6	Onderstepoort 98JQ	4 (a Ptn of Ptn 2)	79.8273	PP48/2004 (reference no. RDNW (KL) 5/2/24716) (Expired)	Notarially executed under protocol no. 879/2006. *	4 October 2009
		5 (a Ptn of Ptn 2)	51.7124
		6 (a Ptn of Ptn 2)	63.6567
Onderstepoort (PTM) 3 and 8	Onderstepoort 98JQ	Re of Ptn 3	274.3291	PP26/2004 reference RDNW (KL) 5/2/2/4717) (Expired)	Notarially executed under protocol no. 881/2006. *	4 October 2009
		8 (a Ptn of Ptn 1)	177.8467
Onderstepoort (PTM) 14 and 15	Mimosa 81JQ	A Ptn of Re	245.2880	K46/1971 RM (Expired)	Notarially executed under protocol no. 7. *	24 April 2008
	Mimosa 81JQ	A Ptn of Re	183.6175

Area	Farm Name	Ptn No	Area (Ha)	Old Order PR	New Order PR	Expiry Date
Onderstepoort (RPM)	Mimosa 81JQ	9 (a Ptn of Ptn 3	127.2794	Unknown	Awaiting Government Approval.	Awaiting notarial execution.
		Mineral Area 1 of Ruston 97JQ	29.0101
		Mineral Area 2 of Ruston 97JQ	38.6147
Frischgewaagd (PTM)	Frischgewaagd 96JQ	RE 2	640.7	Unknown	Covering 23/24th share of the undivided mineral rights. Notarially executed under protocol no.117. *	14 December 2011
		7 (a Ptn of Ptn 6)
		8 (a Ptn of Ptn6)
Frischgewaagd (RPM)	Frischgewaagd 96JQ	RE 2	640.7	Unknown	Covering the remaining undivided mineral rights.	3 July 2012
		7 (a Ptn of Ptn 6)
		8 (a Ptn of Ptn6)
		Ptn 11	494.1461	Unknown	Lodged at DME, but not yet Registered	3 July 2012
Koedoesfontein (RPM)	Koedoesfontein 94JQ	Portion thereof (See Fig 3)	1702.8204	PP70/2002 (reference 5/2/2/4311)	A Notarially executed new-order prospecting right was approved. (No757/2007)	3 July 2012
* The PR has been lodged for registration at the Mineral and Petroleum Titles Registration Office in Pretoria.

The location of the PR’s are illustrated graphically in Figure 3.

Item 6(d): Rights to Surface, Minerals and Agreements
Regarding Elandsfontein (PTM), the purchase agreement was settled by way of an Agreement of Settlement, which was signed on 26 April 2005. Party to this agreement was a Sale Agreement. The Agreement of Settlement has entitled PTM to the rights to the minerals as well as the freehold. PTM has purchased the surface rights to the property. The surface rights to Portions Re 1, 12 and Re 14 measure 364.6357 Ha.

Option agreements in respect of Onderstepoort (PTM) have been signed with the owners of the mineral rights on Portions Onderstepoort 4, 5 and 6; Onderstepoort 3 and 8; and Onderstepoort 14 and 15. The option agreement was bought out by way of a settlement agreement and a new order prospecting right covers this area. The remainder of the WBJV property is covered by Anglo Platinum prospecting rights contributed to the Joint Venture.

Figure 3: WBJV Prospecting Right Holders

Platinum Group Metals
Location of the WBJV Prospecting Rights

Legend
Farm Boundary
Farm Portion Boundary
WBJV Area
Prospecting Right Held by RPM
Prospecting Right held by PTM
Prospecting Right held by PTM (40%) and RPM (Balance)
Prospecting Right Shared with Wesizwe
Project Area 1 & 1A
Area within the Pillanesburg Nature Reserve excluded from the Prospecing Right Application
Koedoesfontein 94 JQ
Mimosa 81 JQ
Frischgewaagd 96 JQ
Onderstepoort 98 JQ
Elandsfontein 102 JQ
Old Ptn 15 (a ptn of Re)
Old Ptn 14 (a Ptn of Re)
Mineral Area 2
Project Area 1 & 1A
PAUL BODENSTEIN LANDGOED 571 JQ
Scale
0
3km

Minxcon

WBJV terms
The detailed terms of the WBJV – relating to Elandsfontein (PTM), Elandsfontein (RPM), Onderstepoort (PTM), Onderstepoort (RPM), Frischgewaagd (PTM), Frischgewaagd (RPM) and Koedoesfontein (PRM)– were announced on 27 October 2004. The WBJV will immediately provide for a 26% Black Economic Empowerment interest in satisfaction of the 10-year target set by the Mining Charter and MPRDA. PTM and RPM will each own an initial 37% working interest in the farms and mineral rights contributed to the joint venture, while Wesizwe will own an initial 26% working interest. Wesiswe will work with local community groups in order to facilitate their inclusion in the economic benefits of the joint venture, primarily in areas such as equity; the work will also involve training, job creation and procurement in respect of historically disadvantaged South Africans (HDSAs).

The WBJV structure and business plan complies with South Africa’s enacted minerals legislation. Platinum exploration and development on the combined mineral properties of the WBJV will be pursued.

PTM, as the operator of the WBJV, undertook a due diligence on the data provided by RPM. PTM undertook to incur exploration costs in the amount of R35 million over a five-year period starting with the first three years at R5 million and increasing to R10 million a year for the last two, with the option to review yearly. The expenditure, to-date, is in excess of PTM’s obligations to the joint-venture agreement.

The Government of South Africa has proposed a 3% Gross Royalty on the production of refined platinum from 2009.

Ore and Concentrate Treatment Agreements
There are draft pro-forma ore and concentrate treatment agreements in place, which form part of the WBJV documentation. These drafts are available, but have not been published as part of this report. The Pre-Feasibility project team have assumed that certain terms and conditions will be negotiated between the WBJV project operators and the Anglo Platinum smelter operator.

Item 6(e): Survey
Elandsfontein (PTM) and Elandsfontein (RPM) are registered with the Deeds Office (RSA) under Elandsfontein 102JQ, North West Province. The farm can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping (Private Bag X10, Mowbray 7705, RSA, Phone: +27 21 658 4300, Fax: +27 21 689 1351 or e-mail: cdsm@sli.wcape.gov.za). The approximate coordinates (WGS84) are 27o 05’ 00’’ (E) and 25o 26’ 00’’ (S).

Onderstepoort (PTM) and Onderstepoort (RPM) are registered with the Deeds Office (RSA) under Onderstepoort 98JQ, Northern Province. The farm can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate coordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Frischgewaagd (PTM), Frischgewaagd (RPM) and Koedoesfontein (RPM): Frischgewaagd is registered with the Deeds Office (RSA) under Frischgewaagd 96JQ, Northern Province. Koedoesfontein is registered with the Deeds Office (RSA) under Koedoesfontein 94JQ, Northern Province. Both farms can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate coordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Item 6(f): Location of Mineralised Zones, Mineral Resources and Mining Infrastructure
The BIC in general is well known for containing a large share of the world's platinum and palladium resources. There are two very prominent economic deposits within the BIC. Firstly, the Merensky Reef (MR) and the Upper Group 2 (UG2) chromitite, which together can be traced on surface for 300km in two separate areas. Secondly, the Northern Limb (Platreef), which extends for over 120km in the area north of Mokopane. Platinum and Palladium production from the BIC represents 72% and 34% of annual global production respectively (Johnson Matthey, 2007).

In 1999, Professor Grant Cawthorn estimated the Proven and Probable Reserves of Platinum and Palladium at 6,323 tonnes and 3,611 tonnes respectively, assuming a maximum mineable depth of 2km. In addition to these Reserves, Inferred Resources were estimated at 29,206 tonnes of Platinum and 22,115 tonnes of Palladium.

Mining is already taking place at a depth of 2km in the BIC. Inferred and ultimately mineable Mineral Resources can almost certainly be regarded as far greater than the calculations suggest. These figures represent about 75% and 50% of the world's platinum and palladium resources respectively. Reserve figures for the Proven and Probable categories alone in the BIC appear to be sufficient for mining during the next 40 years at the current rate of production. However, estimated world resources are such as to permit extraction at a rate increasing by 6% per annum over the next 50 years. Expected extraction efficiency is less for palladium. Thereafter, down-dip extensions of existing BIC mines, as well as lower-grade areas of the Platreef and the Middle Group chromitite layers, may become payable. Demand, and hence price, will be the determining factor in such mining activities rather than availability of ore.

Exploration drilling to date on the WBJV area has shown that both economic reefs (Merensky and UG2) are present and economically of interest on the WBJV properties. No mineral reserves have been estimated.

As this project constitutes an exploration project, no mining infrastructure currently exists on the properties.
Item 6(g): Liabilities and Payments
All payments and liabilities are recorded under Item 6(d).

Item 6(h) Environmental Liabilities
There are no known material environmental issues relating to the WBJV properties.

Mining and exploration companies in South Africa operate with respect to environmental management regulations set out in Section 39 of the Minerals Act (1991) as amended. Each prospecting area or mining site is subject to conditions such as that:-
•	environmental management shall conform to the EMP as approved by the DME;
•	prospecting activities shall conform to all relevant legislations, especially the National Water Act (1998) and such other conditions as may be imposed by the director of Minerals Development;
•	surfaces disturbed by prospecting activities will be rehabilitated according to the standard laid down in the approved EMP’s;
•	financial provision will be made in the form of a rehabilitation trust and/or financial guarantee; and
•	a performance assessment, monitoring and evaluation report will be submitted annually.

Prospecting rights are issued subject to the approval of the EMP, which in turn is subject to provision of a financial guarantee.

In the areas of the WBJV that were originally owned by RPM, PTM will take responsibility for the EMP’s after formation of the WBJV in respect of Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein. PTM as operator of the joint venture will be the custodian and will be responsible for all aspects of the EMP’s and for all specifics as set out in all the various allocated and approved EMP’s for properties that form part of the WBJV.

Regarding Frischgewaagd (RPM), an EMP dated 22 September 2002 exists. The following section details the results and analysis of the EMP, part of which covers Project Area 1 and 1A.

Air Quality
The ambient air quality is good as the activities in the area are mainly agriculture and grazing. The main impact on the air quality is vehicle emissions. Concerning the regional air quality, it is heavily impacted by SO4 emissions from smelter operations in the area.

Soils
The soils are moderate to deep, black and red clay, with thin sandy loam soils to the east. The agricultural potential of North West Province soils is generally limited with a topsoil of 0–300mm thick. The erodibility index is five (high) and the average sub-catchment sediment yield is 83 x 10m3 tons per annum.
Land Use
The main land use on the project area is residential, agriculture and grazing. The area comprises mostly land suitable for grazing and arable land for certain crops only. Typical animal life of the Bushveld has largely disappeared from the area owing to farming activities. Efforts are being made by the North West Parks Board to reintroduce the natural animal populations in parks such as Pilanesberg and Madikwe. Individual farmers also are moving from traditional cattle farming to game farming, and organised hunting is becoming a popular means of generating income.

Fauna
The project area consists of natural habitats with operational ecosystems despite areas of disturbance within these habitats. No habitat of exceptional sensitivity or concern exists.

Birds
Approximately one third (328 species) of the roughly 900 bird species of South Africa occur in the Rustenburg/Pilanesberg area.

Herpetofauna
In total, 143 species of herpetofauna occur in the North West Province. This is considered high as it accounts for roughly one third of the total occurring in South Africa. Monitor lizards and certain snake and gecko species are found in the project area.

Mammals
The Southern Greater Kudu found in North West Province are among the biggest in the country. It is expected that larger antelope such as gemsbok, Cape eland, common waterbuck, impala, and red hartebeest may be kept on the farms on the project area, while smaller cats, viveriids, honey badgers, and vervet monkeys should occur as free-roaming game.

Flora
The project area is located in the Clay Thorn Bushveld – Bredenkamp and Van Rooyen (1996) – vegetation type in the Savannah Biome – Rutherford and Westfall (1994). The vegetation of the eastern section of Elandsfontein is dominated by closed Acacia tortilis vegetation, which is typical of Clay Thorn Bushveld, with other species such as Rhus lancea, Ziziphus mucronata and Rhus pyroides adding to the species richness. The closed woodland areas occur along the main road where cattle kraals are located as well as along the drainage line. Some fallow lands occur in this area where a good grass layer dominated by species such as Themeda triandra, Cymbopogon contortis, Botriochloa bladhii and Sorghum versicolor has re-established as well as a sparse tree layer. The areas on the western section of Elandsfontein consist of a fenced game reserve as well as a natural area further to the north near the Elands River.

The tree and herbaceous layer is more diverse in this area where the tree layer is dominated by Ziziphus mucronata, Acacia tortilis and the shrub Grewia flava.

Noise
The area has a rural residential character and the main sources of noise are local traffic, community-related activities and natural sounds. Despite the fact that there are existing mining activities in the area, ambient or background noise levels are rather low.

Item 6(i): Permits to Conduct Work
See Item 6 (c) and (d).

ITEM 7: PHYSIOGRAPHY, ACCESSIBILITY AND LOCAL RESOURCES
Item 7(a): Topography, Elevation and Vegetation
Topography
The WBJV area is located on a central plateau. The project has prominent hills, which occur in the northern most portions, but generally, variations in topography are minor and limited to low, gently sloped hills.

Elevation
The Elandsfontein and Frischgewaagd properties gently dip in a northeasterly direction towards a tributary of the Elands River. Elevations range from 1,080 metres above mean sea level (AMSL) towards the Elands River in the north to 1,156m AMSL towards Onderstepoort in the southwest, with an average of 1,100m AMSL. On the Onderstepoort property to the west of the project area, the site elevation is approximately 1,050m AMSL with the highest point at 1.105m AMSL.

Vegetation
The area is characterised by extensive savannah with vegetation consisting of grasses and shrub with few trees. The vegetation of the project area is covered in detail in Item 6 (h) above.

Item 7(b): Means of Access to the Property
South Africa has a large and well-developed mining industry. The project is located in an area with a long history of mining activity and this, among other factors, means that the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks and telephone systems.

The project area is located, some 41km northwest of the North West Province town of Rustenburg. The town of Boshoek is situated 16km to the south along the tar road that links Rustenburg with Sun City and crosses the project area. The WBJV adjoins the AP-managed BRPM to the southeast. A railway line linking BRPM to the national network passes the project area immediately to the east with a railway siding at Boshoek.

The WBJV properties are readily accessible from Johannesburg by travelling 120km northwest on Regional Road 24 to the town of Rustenburg and then a further 41km. The resort of Sun City is located approximately 7km northeast of Project Area 1 and 1A. Both BRPM to the south of the project area and Styldrift, a joint venture between the Royal Bafokeng Nation and Anglo Platinum, which lies directly to the east of the property, have modern access roads and services. Numerous gravel roads crossing the WBJV properties provide easy access to all portions.

Item 7(c): Population Centres and Modes of Transport
The closest major population centre to the project is the town of Rustenburg, located about 41km to the southeast of the project. Pretoria lies approximately 100km to the east and Johannesburg about 120km to the southeast. A popular and unusually large hotel and entertainment centre, Sun City, lies about 7km to the northeast of the project area. The Sundown Ranch Hotel lies in close proximity to the project area and offers rooms and chalets as accommodation. The WBJV properties fall under the jurisdiction of the Moses Kotane Municipality. A paved provincial road crosses the property. Access across most of the property can be achieved by truck without the need for significant road building.

Item 7(d): Climate and Length of Operating Season
With low rainfall, (the area is considered semi arid with an annual rainfall of 520mm) and high summer temperatures, the area is typical of the Highveld Climatic Zone. The rainy season is in the summer months from October to April with the highest rainfall in December and January.  In summer (November to April) the days are warm to hot, with afternoon showers or thunderstorms; temperatures average 26ºC (79ºF) and can rise to 38ºC (100ºF); and night temperatures drop to around 15ºC (60ºF). During winter months (May to October), days are dry and sunny with moderate to cool temperatures, while evening temperatures drop sharply. Temperatures by day generally reach 20ºC (68ºF) and can drop to below 0ºC with frost occurring in the early morning. The hottest months are generally December and January with June and July being the coldest. The climate of the area does not hinder the operating season and exploration can continue all year long.

Item 7(e): Infrastructure with respect to Mining
As this report deals with an exploration project, it suffices to note that all areas are close to major towns and informal settlements as a potential source of labour with paved roads being the norm. Power lines cross both project areas and water is, as a rule, drawn from boreholes. As several platinum mines are located adjacent to and within 50km of the property, there is excellent access to materials and skilled labour. One of the smelter complexes of AP is located within 60km of the property.

Surface rights to 365ha on Elandsfontein have been purchased and this may be of some use for potential operations. Further surface rights will be required.

ITEM 8: HISTORY
Item 8(a): Prior Ownership
Elandsfontein (PTM), Onderstepoort (Portions 4, 5 and 6), Onderstepoort (Portions 3 and 8) and Onderstepoort (Portions 14 and 15) were previously all privately owned. Previous work done on these properties has not been fully researched and is largely unpublished. Academic work such as that carried out by the Council for Geoscience (government agency) is generally not of an economic nature.

Elandsfontein (RPM), Frischgewaagd, Onderstepoort (RPM) and Koedoesfontein have generally been held by major mining groups resident in the Republic of South Africa. Portions of Frischgewaagd previously held by Impala Platinum Mines Limited were acquired by Johannesburg Consolidated Investment Company Limited, which in turn have since been acquired by AP through RPM and now contributed to the WBJV.

Item 8(b): Work Done by Previous Owners
Previous geological exploration was carried out by AP as the original owner of some of the mineral rights. AP managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest. Geological and sampling logs and an assay database are available which were utilised in the resource estimation for Project Area 1 and 1A.

Wesizwe conducted a drilling programme on its 50% held rights to Ptn RE 4 of Frischgewaagd, which lies adjacent to Project Area 1A. Existing gravity and ground magnetic survey data, details of which are covered in more detail in Item12 (a) were helpful in the interpretation of the regional and local geological setting of the reefs.

Item 8(c): Historical Mineral Reserves and Resources
The following table summarises the historically estimated Mineral Resources on Project Area 1:-

Table 2: Summary of Historical Mineral Resources (Project Area 1)

Effective Date	Date Sedar Filed	Measured Resources	Indicated Resources	Inferred Resources
12 December 2005	13 January 2006		6.92Mt grading 5.89g/t (1.31 Moz)	20.28Mt grading 5.98g/t (3.90 Moz)
2 March 2006	13 April 2006).		20.45Mt grading 3.91g/t (2.57 Moz)	30.99Mt grading 5.16g/t (5.14 Moz)
21 September 2006	6 November 2006	4.453Mt grading 5.20g/t (0.744 Moz)	40.284Mt grading 4.28g/t (5.546 Moz)	15.051Mt grading 4.15g/t (2.006 Moz)
10 January 2007	30 January 2007	4.453Mt grading 5.20g/t (0.744 Moz)	40.926Mt grading 4.31g/t (5.676 Moz)	14.363Mt grading 4.03g/t (1.863 Moz)
Notes:           All quoted as 4E

All of the SEDAR-filed communications listed above are in accordance with SAMREC categories and were reliable at the time of the estimate.

Item 8(d): Production from the Property
There has been no previous production from any of the WBJV properties.

ITEM 9: GEOLOGICAL SETTING
Regional Geology of the BIC
The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes. These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well-known BIC.

The BIC was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup along an unconformity between the Magaliesberg quartzites (Pretoria Group) and the overlying Rooiberg felsites (a dominantly felsic volcanic precursor). The BIC is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000km2. It has a maximum thickness of 8km, and is matched in size only by the Windimurra intrusion in Western Australia and the Stillwater intrusion in the USA (Cawthorn, 1996). The mafic component of the Complex hosts layers rich in PGEs, nickel, copper, chromium and vanadium. The BIC is reported to contain about 75% and 50% of the world’s platinum and palladium resources respectively (Vermaak, 1995). The mafic component of the BIC is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly. These include the western, eastern, northern/Potgietersrus, far western/Nietverdient and southeastern/Bethal limbs. The mafic rocks are collectively termed the Rustenburg Layered Suite (RLS) and are subdivided into the following five zones (Figure 4 and Figure 5):
•	Marginal Zone comprising finer-grained gabbroic rocks with abundant country-rock xenoliths.
•	Lower Zone – the overlying Lower Zone is dominated by orthopyroxenite with associated olivine-rich cumulates (harzburgite, dunite).
•
Critical Zone – its commencement is marked by first appearance of well-defined cumulus chromitite layers. Seven Lower Group chromitite layers have been identified within the lower Critical Zone. Two further chromitite layers – Middle Group (MG) – mark the top of the pyroxenite-dominated lower Critical Zone. From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and noritic rocks predominate. The MG3 and MG4 chromitite layers occur at the base of the upper Critical Zone, which is characterised from here upwards by a number of cyclical units. The cycles commence in general with narrow pyroxenitic horizons (with or without olivine and chromitite layers); these invariably pass up into norites, which in turn pass into leuconorites and anorthosites. The UG1 – first of the two Upper Group chromitite layers – is a cyclical unit consisting of chromitite layers with overlying footwall units that are supported by an underlying anorthosite. The overlying UG2 chromitite layer is of considerable importance because of its economic concentrations of PGEs. The two uppermost cycles of the Critical Zone include the Merensky and Bastard cycles. The Merensky Reef (MR) is found at the base of the Merensky cycle, which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed one metre in thickness. The top contact of the Critical Zone is defined by a giant mottled anorthosite that forms the top of the Bastard cyclic unit.

Figure 4: Location of the WBJV in the Western Limb of the BIC

Platinum Group Metals
Location of the WBJV in the Western Limb of the Bushveld Igneous Compex

Pilanesberg
Alkaline
Complex
PC
LGS
UZ
MZ
CZ
TS
WBJV
Scale
0
30km

Source 1:250 000 Geological Series

Sun City
WBJV
Transvaal
Supergroup

RUSTENBURG LAYERED SUITE:
UPPER ZONE
PYROXENITE MARKER
MAIN ZONE
UPPER CRITICAL ZONE
LOWER CRITICAL ZONE
LOWER ZONE
MARGINAL ZONE
Upper Group
MERENSKY REEF
UG2
UG1
Middle Group
MG4
MG3
MG2
MG1
Lower Group
LG7
LG6 & LG6A
LG5
LEGEND:
Chromitite
Anorthosite
Norite
Pyroxenite

•
Main Zone – consists of norites grading upwards into gabbronorites. It includes several mottled anorthosite units towards the base and a distinctive pyroxenite, the Pyroxenite Marker, two thirds of the way up. This marker-unit does not occur in the project area, but is evident in the adjacent BRPM. The middle to upper part of the Main Zone is very resistant to erosion and gives rise to distinctive hills, which are currently being mined for dimension stone (black granite).

•
Upper Zone – the base is defined by the appearance of cumulus magnetite above the Pyroxenite Marker. The Upper Zone is divided into Subzone A at the base; Subzone B, where cumulus iron-rich olivine appears; and Subzone C, where apatite appears as an additional cumulus phase.

The location of Project Area 1 and 1A on the BIC is illustrated in Figure 1 and Figure 4.

Local Geology –Western Bushveld Limb
Exposures of the BIC located on the western limb include the stratigraphic units of the RLS. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. Viljoen (1999) originally proposed a structural interpretation based on geological and geophysical data for the western lobe of the BIC. This study included gravity and vibrosis seismic data for the southwestern portion of the RLS northwest of Rustenburg (including the Boshoek section). It was concluded that the Merensky Reef is present within much of this lobe, including the part further to the east below the Nebo granite sheet. The position of the Merensky Reef is fairly closely defined by seismic reflectors associated with the cyclic units of the upper Critical Zone. The seismic data also portrayed an essentially sub-horizontal disposition of the layering within the BIC mafic rocks below the Nebo granite sheet. The gravity data indicates a gravity-high axis extending throughout the western lobe following the upper contact of the mafic rocks with the overlying granitic rocks. A number of pronounced gravity highs occur on this axis. A gravity anomaly with a strike length of 9km is situated northeast of Rustenburg towards the east of the Boshoek section. The gravity highs have been interpreted as representing a thickening of the mafic rocks, reflecting feeder sites for the mafic magma of the western BIC (Viljoen, 1999).

The western lobe is interpreted by Viljoen as having two main arcuate feeder dykes which, closer to surface, have given rise to arcuate, coalescing, boat-shaped keels containing saucer-shaped, inward-dipping layers, analogous to the Great Dyke of Zimbabwe.

In the Boshoek section north of Rustenburg, the variable palaeo-topography of the Bushveld floor represented by the Transvaal Supergroup contact forms a natural unconformity with the overlying Bushveld layered sequence. Discontinuities due to structural interference of faults, sills and dykes are pronounced in the area and are ascribed to the presence of the Pilanesberg Alkaline Complex intrusion to the north of the property.

Stratigraphy of the Upper Critical Zone
The upper Critical Zone of the RLS comprises mostly norites, leuconorites and anorthosites. Leeb-Du Toit (1986) assigned numbers to the various lithological units according to their position in relation to the Merensky unit. The footwall layers range from FW14 below the UG1 chromitite to FW1 directly below the Merensky Reef. The hanging wall layers are those above the Bastard Reef and range from HW1 to HW5. The different layers within the Merensky unit are the Merensky feldspathic pyroxenite at the base, followed by a leuconorite (Middling 2) and a mottled anorthosite (Middling 3). The feldspathic pyroxenite layers (pyroxene cumulates) are named according to the reef hosted by them. These include (from the base upwards) the UG1, the UG2 (upper and lower), the Merensky and the Bastard pyroxenite.

Schürmann (1993) subdivided the upper Critical Zone in the Boshoek section into six units based on lithological features and geochemical trends. These are the Bastard, the Merensky, the Merensky footwall, the Intermediate, the UG2 and the UG1 units. The Intermediate and Merensky footwall units were further subdivided based on modal-mineral proportions and whole-rock geochemical trends. The following is a detailed description of the subdivision of the upper Critical Zone in the Boshoek section (Schürmann).

Bastard Unit
The Bastard unit consists of a basal pyroxenite some 3m thick with a thin chromitite developed on the lower contact. This chromitite is the uppermost chromitite layer in the Critical Zone. A 6.5m-thick norite layer (HW1) overlies the pyroxenite. HW1 is separated from HW2 by two thin mottled anorthosite layers. HW3 is a 10m-thick mottled anorthosite and constitutes the base of the Giant Mottled Anorthosite. The mottled anorthosites of HW4 and HW5 are about 2m and 37m thick respectively. Distinction between HW3, 4 and 5 is based on the size of the mottles of the respective layers.

Merensky Unit
The Merensky unit, with the Merensky Reef at its base, is the most consistent unit within the Critical Zone.

Merensky Footwall Unit
This unit contains the succession between the FW7/FW6 and the FW1/MR contacts. Leeb-Du Toit (1986) indicated that where the FW6 layer is thicker than 3m, it usually consists of four well-defined rock types. The lowermost sublayer, FW6(d), is a mottled anorthosite with mottles of between 30mm and 40mm in diameter. It is characterised by the presence of nodules or “boulders” and is commonly referred to as the Boulder Bed. The nodules are described as muffin-shaped, 5–25cm in diameter, with convex lower contacts and consisting of cumulus olivine and orthopyroxene with intercumulus plagioclase. A single 2–10mm chromitite stringer is present at the base of the FW6(d) sublayer. FW6(c) is also a mottled anorthosite but not always developed. FW6(b) is a leuconorite containing pyroxene oikocrysts 10–20mm in diameter. Two layers (both 2–3cm thick) consisting of fine-grained orthopyroxene and minor olivine define the upper and lower contacts. FW6(a), the uppermost sublayer, is also a mottled anorthosite.

Figure 5: Detailed Stratigraphy of the Western Bushveld Sequence

Platinum Group Metals
Detailed Stratigraphy of the Western Bushveld Sequence

Zone	Est metres	Litho- unit	Description
MZN (Main Zone) >450m		MZGN4	Gabbro
		MMA2	Mottled / spotted anorthosite sequence
		MZGN3	Gabbro - norite
		PCN	Porphyritic Cluster Gabbro- norite
		MZGN2	Gabbro - norite
		MMA1	Mottled / spotted anorthosite sequence
		MZGN1	Gabbro - norite
			(MZGN4 to MZGN1:) Norite/ Gabbro-norite with occasional alternative fine-grained fpyx layering (often iron replacement inclusions)
BCU (Bastard Cyclic Unit)	20 - 40	HW5	Transgression contact from MZN, med. mottled anorthosite grading into spotted anorthosite (VTAN)
	8 – 10	HW4	Leopard spotted poikan anorthosite towards abrupt contact of HW3
	8 - 10	HW3	Large mottled anorthosite grading down the sequence to medium mottled anorth (GPA).
	4	HW2	Spottled leuco-norite
	6	HW1	Norite grading into fine-grain pyroxenite
	2 - 3	**BR**	**Bastard Reef**: Pyroxenite med to coarse grained (sometimes feldspathic & bronxitite inclined – no chromitite)
MCU (Merensky Cyclic Unit)	3	MID3	Poikan Mottled anorthosite
	6 -7	MID2	Grading from top to bottom med mottled to spotted anorthosite to leuco norite
	0 - 8	MID1	Mela-Norite grading to the base into pyroxenite fine grained
	0.1- 1.5	MPyx	Merensky HW pyroxenite – coarse grained (bottom graded sulphides)
	0.02 – 0.60	**MR**	**Merensky Reef :** At least two facies: 1. Upper & lower Chromitite with internal Felds- peg Pxnt (FPP facies) 2. Upper Chromitite & underlying Feldspathic Pyroxenite (FPP <5cm)
MFCU (Merensky Footwall Cyclic Unit)	3 - 5	FW1	Grading from spotted anorth (FW1A) few cm at top towards leuco- norite (FW1B) towards base (interbanded anorthosite)
	0.1 – 0.3	FW2	*Cyclic unit* (spotted anorthositic norite – to – mottled anorth – to – fine grain Feldsp- pyroxenite.
	2- 5	FW3	Norite (FW3A) grading into Leuco-norite (FW3B) with variable texture (corona texture not always present).
	0.5 - 1	FW4	Small mottled to spotted poikilitic norite (occationally thin <5cm anorthositic layer included) colour pink-white to white
	1 - 3	FW5	Olivien-Leuco-norite with corona texture towards the base
	1 - 8	FW6	Large mottled (poikilitic) anorthosite, pinkish white (sometimes pegmatoidal feldspathic hartzburgite pyroxenite boulder-like inclusions.
	1-6mm	LC	The **Lone Chrome Marker** (1 to 6mm) at bottom of FW6 as abrupt interface between FW6 and FW7
P2CU (Pseudo2 Cyclic Unit)	0.3 - 35	FW7	Upper Leuco-norite (banded/spotted greenish anorthositic) with *corona texture* olivine crystals surrounded by plagioclase growth. Platy Olivine Marker.
	1 -3	FW8	Spotted leuco- olivine norite
	0 – 1.5	FW9	Mottled towards spotted anorthosite
	0.1 - 9	FW10	Hartzburgite – Troctolite (Spotted anorthositic norite)
P1CU (Pseudo1 Cyclic Unit)	3 -11	FW11	Fine spotted leuco-norite
	8 -13	FW12	Large mottled anorthosite
UG2U (UG2 Unit)		UG2L3	Leader chromitite seam variable thickness in pyroxenite, abrupt contacts. Mostly not developed thin seam (5mm to 30mm)
	0.03 -1.2	UG2 HW	Coarse grained feldspathic-pyroxenite
	0.03 – 0.20	UG2L2	Leader chromitite seam variable thickness, abrupt contacts.
	0.10 – 0.25	UG2L1	Leader chromitite seam variable thickness, abrupt contacts.
	0.06 – 0.30	UG2 Pxnt	Separation pyroxenite between Main and Upper Leaders, coarse grained.
	0.05 – 1.9	**UG2 Main**	Massive chromitite seam
UG1CU (UG1 Cyclic Unit)	0 – 0.2	UG2FW	Pegmatoidal pyroxenite mostly Hartzburgitic (FHARB) with some streakiness.
	8 -10	FW13	Leuco-norite with spotted anorthositic phases.
	0.3 – 5	**UG1**	Several chromitite seams (3 to 5) variable thickness (1mm to 0.8m) separated by pyroxenite and norite.
MG4CU	8 - 20	FW16	Mottled anorthositic – upper section grading towards norite and FPYX towards the base.
		BSMT	Horingfelsic contact with Transvaal sediments.

Minxcon

FW6 is overlain by a uniform norite (FW5), with a thickness of 4.1m. It appears to thin towards the north to about one metre. FW4 is a mottled anorthosite 40cm thick, with distinct layering at its base. FW3 is an 11m-thick uniform leuconorite.

FW2 is subdivided into three sublayers.  FW2(b) is a 76cm-thick leuconorite and is overlain by a 33cm-thick layer of mottled anorthosite – FW2(a). Where FW2 attains a maximum thickness of 2m, a third layer in the form of a 1–2cm-thick pyroxenite or pegmatite pyroxenite, FW2(c), is developed at the base. FW2(c) is absent in the Boshoek section area (Schürmann, 1993). FW1 is a norite layer about 7m thick.

Schürmann further subdivided the Merensky footwall unit into four subunits. The lowermost subunit consists of sublayers FW6(d) and FW6(b). Subunit 2, which overlies subunit 1, commences with FW6(a) at the base and grades upwards into FW5. The FW5/FW4 contact is sharp and divides subunits 2 and 3. Subunit 3 consists of FW4, FW3 and sublayer FW2(b). Subunit 4 consists of FW2(a) and FW1 and forms the uppermost subunit of the Merensky footwall unit.

Intermediate Unit
The Intermediate unit overlies the upper pyroxenite of the UG2 unit and extends to the FW7/FW6 contact. The lowermost unit is the 10m-thick mottled anorthosite of FW12, which overlies the UG2 upper pyroxenite with a sharp contact. FW11, a roughly 1m thick leuconorite, has gradational contacts with the under- and overlying layers. FW10 consists of a leuconorite layer of about 10m. Subdivision between these two units is based on the texture and subtle differences in the modal composition of the individual layers. Leeb-Du Toit (1986) termed FW11 a spotted anorthosite and FW10 an anorthositic norite. FW12, 11 and 10 constitute the first Intermediate subunit as identified by Schürmann (1993). The second Intermediate subunit consists of FW9, 8 and 7. The 2m-thick FW9 mottled anorthosite overlies the FW10 leuconorite with a sharp contact. The FW8 leuconorite and FW7 norite are respectively 3m and 37m thick. The FW9/FW8 and FW8/FW7 contacts are gradational but distinct. A 1.5m-thick highly contorted mottled anorthosite “flame bed” is present 15m above the FW8/FW7 contact.

UG2 Unit
The UG2 unit commences with a feldspathic pyroxenite (about 4m thick) at its base and is overlain by an orthopyroxene pegmatoidal layer (0.2–2m thick) with a sharp contact. Disseminated chromite and chromitite stringers are present within the pegmatoid. This unit in turn is overlain by the UG2 chromitite (0.5–0.8m thick) on an irregular contact. Poikilitic bronzite grains give the chromitite layer a spotted appearance. A 9m feldspathic pyroxenite overlies the UG2 chromitite. The upper and lower UG2 pyroxenites have sharp contacts with FW12 and FW13. The upper UG2 pyroxenite hosts the UG2 Leader seams, which occur between 0.2m and 3m above the main UG2 chromitite.

UG1 Unit
The UG1 chromitite layer is approximately 1m thick and forms the base of this unit. It is underlain by the 10m-thick FW14 mottled anorthosite. The UG1 chromitite layer bifurcates and forms two or more layers within the footwall mottled anorthosite, while lenses of anorthosite also occur within the chromitite layers. The overlying pyroxenite consists of cumulus orthopyroxene, oikocrysts of clinopyroxene and intercumulus plagioclase. The UG1 pyroxenite is separated from the overlying FW13 leuconorite (about 8m thick) by a thin chromitite layer (1–10cm) with sharp top and bottom contacts.

Local Structure
Floor rocks in the southwestern BIC display increasingly varied degrees of deformation towards the contact with the RLS. Structure within the floor rocks is dominated by the north-northwest trending post-Bushveld Rustenburg Fault. This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Alkaline Complex. A second set of smaller faults and joints, striking 70° and dipping very steeply south-southeast or north-northwest, are related to the Rustenburg fault system. These structures were reactivated during the intrusion of the Pilanesberg Alkaline Complex. Dykes associated with this Complex intruded along these faults and joints.

Major structures, which occur within the WBJV area, include the Caldera and Elands faults and Chaneng Dyke and a major north-south trending feature, which can be observed across the entire Pilanesberg Complex (Figure 6). These east-west trending structures dip steeply (between 80° and 90°). The magnetics indicate that the Chaneng Dyke dips steeply to the north. This is consistent with similar structures intersected underground on the neighbouring Bafokeng Rasimone Platinum Mine, which all dip steeply northward.

Two stages of folding have been recognised within the area. The earliest folds are mainly confined to the Magaliesberg Quartzite Formation. The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation. Quartzite xenoliths are present close to the contact with the RLS and the sedimentary floor. Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines. The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills. The presence of an undulating contact between the floor rocks and the RLS, and in this instance the resultant formation of large-scale folds, substantiates a second stage of deformation. The fold axes trend at approximately orthogonal angles to the first folding event. Deformation during emplacement of the BIC was largely ductile and led to the formation of basins by sagging and folding of the floor rocks. This exerted a strong influence on the subsequent evolution of the Lower and Critical Zones and associated chromitite layers.

The structural events that influenced the floor rocks played a major role during emplacement of the BIC. There is a distinct thinning of rocks from east to west as the BIC onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated.

Figure 6: Regional Structural Data

Platinum Group Metals
Regional Stucture

WBJV
Caldera Fault
Elands Fault
Chaneng Dyke
Rustenburg Fault
0 1.5 3 6 9 12
Kilometers
LEGEND
Major Faults
Dykes and Major Magnetic Lineaments
Lineaments observed from LANDSAT Imagery
WBJV Boundary

Minxcon

The Merensky and UG2 isopach decreases from 60m to 2m at outcrop position as clearly illustrated by the section in Figure 8. There is also a subcrop of the Critical Zone against the main zone rocks.

Project Geology
The sequence of the BIC within the WBJV area is confined to the lower part of the Main Zone (Porphyritic Gabbro Marker) and the Critical Zone (HW5–1 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 Reef and, more often, the UG1 Reef are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments.

Surface Geology
The WBJV is underlain by the lower portion of the RLS, the Critical Zone and the lower portion of the Main Zone. The ultramafic Lower Critical Zone and the Mafic Upper Critical Zone and the Main Zone weather to dark, black clays with very little topography. The underlying Transvaal Supergroup comprises shale and quartzite of the Magaliesberg Formation, which creates a more undulating topography.  Gravity, magnetic, LANDSAT, aerial photography and geochemistry have been used to map out lithological units.

The MR outcrops, as does the UG2 Reef, beneath a relatively thick (2-5m) overburden of red Hutton to darker Swartland soil forms. The sequence strikes northwest to southeast and dips between 4° and 42° with an average of 20° in the Project 1 and 1A areas. The top 32m of rock formation below the soil column is characterized by a highly weathered rock profile (regolith) consisting mostly of gabbro within the Main Zone.  Thicknesses of this profile increase near intrusive dykes traversing the area.

Reefs
The MR is a well developed seam along the central part and towards the north eastern boundary of the Project area. Islands of thin reef and relatively low-level mineralisation are present.  The better-developed reef package, in which the intensity of chromitite is generally combined with pegmatoidal feldspathic pyroxenite development, occurs as larger island domains along a wide central strip in a north south orientation from subcrop to deeper portions.

The UG2 reef is well developed towards the northeast of the project area, but deteriorates towards the southwest. Within the latter area, the reef is present as a thin discontinuous or disrupted chromitite/pyroxenite layer. It also appears to be disrupted by the shear zone along the footwall alteration zone. Towards the northwest on Frischgewaagd, the reef is generally well developed and occurs as a single prominent chromitite layer varying in thickness from a few centimetres to ~2m.

The thickness of the sequences between the UG2 and MR in the Project 1 and 1A areas increases from ~10m to 80m in a southwest-northeast direction. A similar situation exists in the north of the project area but with the thickness between the reefs ranging from 6m to 25m at depths of 200m below surface. In general, the thickness between the reefs appears to increase in a northeasterly direction, sub-parallel to the strike of the BIC layered lithologies.

Project Structure
A structural model was developed from data provided by the magnetic survey results and geological logs of drilled cores. At least three generations of faults were identified on the property.

The oldest event appears to be associated with dykes and sills trending at 305 degrees and is of post-BIC age. It appears to be the most prominent, with the largest displacement component of more than 20m. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

A second phase represented by younger fault features is trending in two directions at 345 degrees and 315 degrees northwards respectively and appears to have consistent down-throws towards the west.

A third phase of deformation may be related to a regional east-west-striking dyke system causing discontinuity on adjacent structures. Several dolerite intrusives, mainly steep-dipping dykes and bedding-parallel sills, were intersected in boreholes. These range in thickness from 0.5–30m and most appear to be of a chilled nature; some are associated with faulted contacts. Evident on the magnetic image is an east-west-trending dyke, which was intersected in borehole WBJV005 and appears to be of Pilanesberg-intrusion age. This dyke has a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side; and more work is required to understand the mechanics.

Figure 7: Merensky and UG2 Reef Structure (Project 1 and 1A)

Platinum Group Metals
Local Reef Structure

Merensky Reef Structure

MERENSKY REEF STRUCTURE
JULY 2007
Scale 1:15000
N
IRON REPLACEMENT
LEGEND
Dyke
Fault
MR Outcrop

UG 2 Reef Structure

UG2 REEF STRUCTURE
JULY 2007
Scale 1:15000
N
IRON REPLACEMENT
LEGEND
Dyke
Fault
MR Outcrop

Minxcon

Figure 8: Cross Section through Project 1

Platinum Group Metals
Location of the WBJV Prospecting Rights

N
Frisch: Ptn 7 (pop 1)
Frisch: Ptn RE2
Elands: MA2 (no MA1)
Frisch: Ptn 15 (RE1)
Elands: RE9 (pop2)
Elands: RE
Elands: 12 (pop3)
Elands: RE 14
1750 Section
Legend
MR
UG 2

Source: Shango Solutions

Minxcon

ITEM 10: DEPOSIT TYPES
The most pronounced PGM mineralisation in the project area occurs within the Merensky Reef and is generally associated with a 0.1–1.2m-thick pegmatoidal feldspathic pyroxenite unit. The Merensky Reef is generally also associated with thin chromitite layers on either/both the top and bottom contacts of the pegmatoidal feldspathic pyroxenite. The second important mineralised unit is the UG2 chromitite layer, which is on average 1.50m thick and occurs within the project area.

MR Facies Types
The Merensky Reef at the adjacent BRPM mining operation consists of different reef types (or facies types) described as either contact-, pyroxenite-, pegmatoidal pyroxenite- or harzburgite-type reef. Some of these facies are also recognised on WBJV project areas. From logging and sampling information of holes on the WBJV property, it is evident that the footwall mineralisation of Merensky Reef below the main chromitite layer occurs in reconstituted norite, which is the result of a high thermal gradient at the base of the mineralising Merensky cyclic unit. The upper chromitite seam may form an upper thermal unconformity. Footwall control with respect to mineralisation is in many cases more dominant than the actual facies (e.g. the presence of leucocratic footwall units) or a chromitite (often with some pegmatoidal pyroxenite).

Within the project area, the emplacement of the Merensky Reef is firstly controlled by the presence or absence of chromitite seams and secondly by footwall stratigraphic units. The Merensky Reef may be present immediately above either the FW3 or FW6 unit. This has given rise to the terms Abutment Terrace (FW3 thermal erosional level), Mid Terrace (FW3 or FW6 thermal erosional levels) and Deep Terrace (FW6 thermal erosional level). Within, and not necessarily confined to, each of the terraces, the morphology of the Merensky Reef can change. Merensky Reef has been classified as Type A, Type B, Type C or Type D (Figure 9) according to certain characteristics:

Type A Merensky Reef facies relates to the interface between the normal hanging wall of the Merensky Reef and the footwall of the Merensky Reef. There is no obvious chromite contact or any development of the normal pegmatoidal feldspathic pyroxenite. This may well be classified as hanging wall on footwall, but normally has a PGM value within the pyroxenite.

Type B Merensky Reef facies is typified by the presence of a chromite seam, which separates the hanging wall pyroxenite from the footwall (which could be the FW3 or FW6 unit).

Type C Merensky Reef facies can be found on any of the three terraces and has a characteristic top chromite seam overlying a pegmatoidal feldspathic pyroxenite. This facies has NO bottom chromite seam.

Type D Merensky Reef facies is traditionally known throughout the BIC as Normal Merensky Reef and has top and bottom chromite seams straddling the pegmatoidal feldspathic pyroxenite.

Figure 9: UG2 and MR Facies Types

Platinum Group Metals
Merensky and UG 2 Reef Facies Types

Merensky Reef Facies Types

Type A
Type B
Abutment Terrace
MPyx (Hangingwall Pyroxenite)
Upper Chrome and contact of MR – acting as thermal blanket.
PLATINUM GROUP METALS (RSA) Pty Ltd
Merensky Reef Type Distribution (Simplified Model) Western Bushveld Joint Venture
MID1
FW3
Pothole
Type C on FW3
Type D on FW3
Type A
Mid Terrace
MPyx (Hangingwall Pyroxenite)
Feldspathic Pegmatoidal Pyroxenite
Lower Chrome and contact of MR
Deep Terrace
~ 20°
Layering
FW6
Type D on FW6
Type B
MPyx
Type C on FW6
Type C on FW6
Type D On FW3
SW
NE
Merensky Reef PXNT Facies
Type A
Bastard Pyroxenite
Bastard Reef
MID3
MID2
MID1
Variable unit thicknesses – transgressing from upper mottled anorthosite to lower norite.
MHWPyx (Hanging wall Pxnt)
MPyx Base with no chrome
FW1
FW2
FW3
An abrupt overlying pyroxenite contact associated with any of these lithological units.
Merensky Reef Contact Facies
Type B
Bastard Pyroxenite
Bastard Reef
MID3
MID2
MID1
Variable unit thicknesses – transgressing from upper mottled anorthosite to lower norite.
MHWPyx (Hanging wall Pxnt)
MR Upper Chromitite 0 – 20mm (disseminated or stringers)
FW1
FW2
FW3
An abrupt overlying chromitite contact associated with any of these lithological units. Marginal FW sulphide infiltration.
Merensky Reef FPP Facies (Feldspathic Pegmatoidal Pyroxenite)
Type C
Bastard Pyroxenite
Bastard Reef
MID3
MID2
MID1
Variable unit thicknesses – transgressing from upper mottled anorthosite to lower norite.
MPyx (Hanging wall Pxnt)
MR Upper Chromitite
MR FPP with no bottom chrome 10mm – 0.7m
FW1
FW2
FW3
An abrupt overlying FPP contact with any of these lithological units. Moderate FW sulphides infiltration – up-to 40cm below MR FPP.
Merensky Reef FPP NORMAL (Feldspathic Pegmatoidal Pyroxenite)
Type D
Bastard Pyroxenite
Bastard Reef
MID3
MID2
MID1
Variable unit thicknesses– transgressing from upper mottled anorthosite to lower norite
MPyx (Hanging wall Pxnt)
MR Upper Chromitite 1 – 20mm
MR FPP mostly entirned 10mm – 0.7m
MR Bottom Chromitite 1– 70mm
FW1
FW2
FW3
An abrupt overlying CHR contact with any of these lithological units. Moderate to intense FW sulphides infiltration, up-to 40cm below MR FPP.

UG 2 Reef Facies Types

SW
NE
PLATINUM GROUP METALS (RSA) Pty Ltd
FW6
Leader 2 & 3
FW7
Leader 1
FW13
UG2 Main
UG2 Reef Type Distribution (Simplified Profile Model) Western Bushveld Joint VentureU
~ 40°
Layering
Basement Palaeo-high
FW7
TRANSVAAL SEDIMENTS BASEMENT
Deep Terrace
Mid Terrace
FW13
Lone Chrome
FW6
Abutment Terrace
FW8/9/11/12
~ 20°
Layering
FW7
UG1 Seams
UG2 Main Seam
Leader 2 & 3
Leader 1
FW8/9/10/11/12
FW16
Mid Slope Terrace
UG2 Reef Abutment Facies
Basement Palaeo-high
Deep Slope Terrace
UG2 Main Seam
FW13
FW16
UG2 Reef Mid Terrace Facies
UG2 Reef Deep Terrace Facies
UG1 Seams
UG2 Reef Slope Facies
HTZB Footwall

Source: PTM

UG2 Facies Types
The facies model for the UG2 Reef has been developed mainly from borehole exposure data in the northeast of the property. The integrity of the UG2 deteriorates towards the southwest of the project area, where it occurs as a thin chromite layer and/or pyroxenitic unit. It is thus unsuitable for the development of a reliable geological facies model. In the northeast of the project area, the UG2 is relatively well developed and usually has three thin chromite seams (Leaders) developed above the main seam.

The UG2 Reef facies can also be explained in terms of four distinct facies types (Figure 9). Several factors appear to control the development of the UG2 package. Of these, the digital terrain model (DTM) of the Transvaal Basement is likely to have the most significant impact. The distinct variance in the various facies is seen as directly related to the increasing isopach distance between the UG2 and Merensky Reef. In this regard, the facies-types for the UG2 have been subdivided into the Abutment terrace facies, mid-slope terrace facies and the deep-slope terrace facies. They are described as follows:

The Abutment Terrace facies was identified in the area where the basement floor was elevated, perhaps as a result of footwall upliftment or an original palaeo-high. In this area, it appears that there was insufficient remaining volume for the crystallisation and mineralisation of PGEs. A reduced lithological sequence and thinning-out of layering is evident in the facies domain/s. In this environment there is an irregular and relatively thin (5–20cm) UG2 main seam developed with no evidence suggesting the presence of harzburgite footwall. No Leaders are present and there is a distinct absence of the normal overlying FW8–12 sequence.

The intermediate area between the Abutment terrace facies and the mid-slope terrace facies has no UG2 development. The footwall is usually a thin feldspathic pyroxenite transgressing downwards to a medium-grained FW13 norite. The hanging wall generally occurs as either/both the FW7 and FW8 norites.

The Mid- and Deep-Slope Terrace facies environments that form the central and northern boundaries of the project area are characterised by a thicker to well-developed UG2 main seam of about 0.5m to more than 3m respectively. Here, as with the Abutment terrace facies, the development of a robust UG2 is dependent on the Merensky/UG2 isopach. This facies is characterised by the fact that all Leaders are exposed at all times and Leader 3 (UG2L3) occurs as a pencil-line chromite seam. A prominent development of a harzburgite FW unit (5–30cm) is often present in this facies type.

Figure 10: Location of the MR Facies Types in Project Area 1 and 1A

Platinum Group Metals
Location of Merensky and UG 2 Reef Facies and IRUP's

Merensky Reef Facies and Iron Replacment Plan
August 2007
Scale 1:30000
MR Facies
Contact Facies
PXNT Facies
FPP Facies
Irup
Project Area 1A
Project Area 1
N

UG2 Reef Facies and Iron Replacment Plan
August 2007
Scale 1:30000
UG2 Facies
Abutment Facies
Mid Terrace Facies
Slope Facies
Deep Terrace Facies
Irup and Pot Holes
Project Area 1A
Project Area 1
N

Source: PTM

Minxcon

Correlation and Lateral Continuity of the Reefs
The lower noritic portion of the Main Zone could be identified and correlated with a high degree of confidence. A transgressive contact exists between the Main Zone and the anorthositic hanging wall sequence. The HW5–1 sequence is taken as a marker horizon and it thins out significantly from northeast to southwest across and along the dip direction. Because of thinning of the Critical Zone, only the primary mineralised reefs (Merensky and UG2), the Bastard Reef, Merensky pyroxenite above the Merensky Reef, FW6 and FW12 have been positively identified. The sequence was affected by iron-replacement, especially the pyroxenites towards the western part of the property. Evidence of iron-replacement also occurs along lithological boundaries within the Main Zone and the HW5 environment of the Critical Zone and in a down-dip direction towards the deeper sections of the property.

The Merensky Reef and UG2 Reef are positively identified in new intersections. Only the reef intersections that had no faulting or disruptions/discontinuities were used in the resource estimate. The UG1, traditionally classified as a secondary reef typically with multiple chromitite seams, has been intersected in some boreholes; although in many cases strongly disrupted, it showed surprisingly attractive grades.

Resource estimation is not possible within 50m from surface owing to core loss resulting from near-surface weathering (weathered rock profile), joint set interference, and reef identification/correlation problems and thinning of the reefs towards the west.

Merensky Reef is poorly developed in the Elandsfontein property area, from the subcrop position to as far as 100m down-dip and as far as 800m along strike. This was evident in marginal grades, and is no doubt due to the presence of a palaeo-high in the Transvaal sediment floor rocks below the BIC. The area is locally referred to as the Abutment.

With respect to the UG2 Reef in the project area, relative to the Abutment’s effect, a smaller area extending from subcrop position to as deep as 400m down-dip with strike length 420m of UG2 Reef was characterised by a relatively low grade.

Potholes
Identification of pothole intersections for the Merensky Reef and UG2 Chromitite are assisted with interpreted stratigraphic anomalies. Simply, the following factors may indicate potholing:
•	Where footwall stratigraphic widths are wider
•	Where the Merensky Pyroxenite or UG2 chromitite is bifurcating, split or absent and
•	Where the Merensky Reef width is anomalous with regard its normal facies widths.

Merensky Reef potholes have been identified within borehole intersections and the 3D seismic survey conducted by AP. A clear understanding of normal reef facies behaviour has afforded their interpretation. These potholes are defined as areas where normal reef characteristics are destroyed. Pothole areas are hence believed to be un-mineable and are considered as a geological loss. The immediate footwall lithology underlying the Merensky Reef and UG2 Chromitite is often a key identifier of potholing together with variations among deflections of the same borehole. Potholes appear to increase in frequency within the western most areas with the relative decrease in stability of the various lithologies in this area.

Replacement Pegmatites
Pseudo-form replacement bodies exist within the Project Area. A total of at least 12 boreholes of a population of 19 holes drilled in the Project 1A area have intersected iron replacement material (IRUP).

It is evident from north-east orientated geological cross-sections constructed through the area, that this IRUP mostly dominates the upper lithological sequence confined to the Main Zone and some upper lithological units of the Critical Zone. A typical down-dip section profile across Project Area 1A clearly indicates that the area of IRUP influence is sub parallel to the lithology pseudo layering.

The IRUP influence increases towards the Merensky subcrop environment and also further west where the Main Zone lies unconformable on Transvaal dolomites at shallow depths. The regional aeromagnetic image shows the surface expression of the IRUP influence and emphasizes the pseudo-morph shape of this anomaly.

Further south and on the remainder of Project Area 1, these IRUP anomalies occur as islands randomly spaced and are mostly recognizable on the aeromagnetic survey image. With the drilling grid averaging 250m Project Area 1 and in some geologically sensitive areas reduced to 130m, it was not always possible to further delineate the boundaries of these IRUP bodies.

ITEM 11: MINERALISATION
Mineralisation Styles and Distribution
Bulk modal analyses were estimated based on the results from XRD analysis (RIR method) and optical microscopic examination. The results were as follows:-
•	Alteration – Silicates showed low to moderate alteration, mainly associated with fractured zones. The degree of alteration is not expected to hinder flotation results, but should be monitored.
•	Sulphide Assemblages – Sulphide composition of the samples was variable. The results of the estimated sulphide composition of the composite sample were as follows:-
o	Chalcopyrite (CuFeS2): 20%
o	Pyrite (FeS2): 2%
o	Pyrrhotite (Fe7S8): 35%
o	Pentlandite ((Fe, Ni)S): 43%
Examination of the polished thin-sections showed that the sulphides occurs as sporadically distributed, fine grained clusters associated with interstitial silicates or as isolated, coarse composite particles and blebs. The liberation characteristics of the sulphides are expected to be relatively good apart from the fine disaggregated disseminated chalcopyrite.

PGM and Gold Deportment
PGM searches (including gold bearing phases) were conducted by manually scanning a selection of the polished sections utilizing a scanning electron microscope to obtain a statistical particle count. Approximately 237 particles were located in 8 thin sections and image analysis software was employed to measure the size of each particle.

a) Speciation
Taken as a whole, the proportions of the various PGM (+Au) species are depicted in Table 3. The major PGM phase encountered was cooperite (PtS) which comprise 63% of the observed particles. Moncheite (PtTe2) was the next most common PGM encountered (11%). The major gold-bearing phase, electrum (AuAg), was found to comprise 6% of the observed particles. Braggite (PtPd)S is also fairly common and comprises 5% of the observed particles. Sperrylite (PtAs2) is less common, comprising about 4% of the observed PGM’s. A PGM phase composed of Pd, Pt, As and some Te was found to be present in 2.4% of the observed particles. Hollingworthite (RhAsS), isoferroplatinum (Pt3Fe) and laurite (RuS2) are less common PGM’s, each comprising about 1.5% of the total observed particles. Froodite (PdBi2) comprise about 1% of the observed particles and was found only in one thin-section (41/D4/B). The remaining 2.8% of the observed particles are composed of 9 other PGM and gold species.

In order to reach a better understanding of the PGM speciation, they were classified into five groups: a) sulphides, b) arsenides, c) Te-, Sb- and Bi-bearing, d) Au-bearing phases and e) Fe bearing PGM’s. The sulphides comprise about 71% of PGM’s observed (of which cooperate comprise about 90%).

Table 3: PGM + Au speciation and proportional occurrence based on area (um2)

	No of Particles	Area (um2)	% of Total Area	% in Group	Group Area	Group as % of Total
Sulphides
Cooperite	69	12719	63.2	89.29	14241.6	70.8
Braggite	2	1069.1	5.3	7.51
Laurite	10	319.5	1.6	2.24
Platarsite	1	136.9	0.7	0.96
Arsenides
Sperrylite	8	754.3	3.8	46.56	1620.0	8.1
Palladoarsenide	1	87.0	0.4	5.37
PdPt(Te)As	3	476.4	2.4	29.41
Hollingworthite	2	302.3	1.5	18.66
Te-Be- and Bi-Bearing
Moncheite	37	2128.8	10.6	81.24	2620.4	13.0
Michenerite	5	119.1	0.6	4.55
Stbiopalladinite	6	99.9	0.5	3.81
Stumpflite	1	7.0	0.0	0.27
PdSbBi	9	14.3	0.1	0.93
Froodite	22	241.3	1.2	9.21
Au-Bearing
Electrum	52	1228.4	6.1	6.11	1342.8	6.7
Aurostibite	1	37	0.2	0.18
Gold	1	72.5	0.4	0.36
AuPdTe	2	4.9	0.0	0.02
Fe-Bearing PGM’s
Isoferroplatinum	5	281.4	1.4	100	281.4	1.4
TOTAL	237	20106.2	100		20106.2	100

b) Mineral Association
With regard to the mineral associations, 77% of the total PGM’s (+Au-phases) observed are associated with sulphides (mainly occluded or attached to chalcopyrite or pentlandite), 21% is occluded in silicates (usually in close proximity to sulphides), and only 2% occur on the boundary between silicate minerals and chromite. Microscopic observation indicates that PGM’s (+Au-phases) concluded in silicate minerals occur mainly in the alteration silicates and in interstitial silicate phases i.e. talc, chlorite, quartz, amphibole and phlogopite.

c) Grain-Size Distribution
With regard to the grain size distributions, nearly 40% of the total PGM’s are sulphides that are larger than 1000µm2 in size. Approximately 75% of the observed PGM’s are larger than 100µm2 in size. It was also noted that the Te-, Sb- and Bi-bearing PGM’s are generally smaller than the sulphides. The largest PGM particle observed was measured at ~5000µm2. Only 2 particles were measured at>1000 µm2, but this accounted for nearly 37% of total PGM’s observed.

The sulphide and PGM composition of the composite sample is normal for the Merensky Reef. The most significant observations resulting from these processes are:
•	the formation of deleterious alteration products such as talc and chlorite which will tend to dilute grades of flotation concentrates, and affect the milling and filtration characteristics of the ore;
•
alteration tends to disaggregate primary sulphides (and PGM’s) in situ, to form very fine disseminated clusters within alteration silicates, which will require finer grinding to achieve effective liberation.

ITEM 12: EXPLORATION
Item 12(a): Survey (field observation) Results, Procedures and Parameters
Fieldwork in the form of soil sampling and surface mapping was initially done on the farm Onderstepoort, where various aspects of the lower Critical Zone, intrusive ultramafic bodies and structural features were identified. Efforts were later extended southwards to the farms Frischgewaagd and Elandsfontein.

Geophysical information obtained from AP was very useful during the identification and extrapolation of major structural features as well as the lithological layering of the BIC. The aeromagnetic data alone made it possible to delineate magnetic units in the Main Zone, to recognise the strata strike and to identify the dykes and iron-replacements

Mr BW Green was contracted to do ground geophysical measurements. Ground gravity measurements of 120.2km have been completed on 500m line spacing perpendicular to the strike across the deposit, together with 65.5km magnetic. The ground gravity data played a significant role in determining the hinge line where the BIC rocks start thickening down-dip, and this raised the possibility of more economic mineralisation. At the same time, the data shows where the Transvaal footwall causes the abutment or onlapping of the BIC rocks. Ground magnetic data helped to highlight faults and dykes as well as to delineate the IRUPs.

Geophysical Survey
Geophysical information obtained from AP was used in the identification and extrapolation of major structural features as well as the lithological layering of the BIC. Mr WJ Visser (PTM) and Mr BW Green were responsible for the interpretation and modelling of the information, with the assistance of AP. All other field data (mapping, soil sampling, XRF, petrography and ground magnetic and gravimetric surveys) were collected, collated and compiled by PTM personnel under the guidance and supervision of Mr WJ Visser and are deemed to be reliable and accurate.

Gravity Survey
The objective of the gravity survey was twofold:-
1.	To determine the structure of the subcropping mafic sheet on the sedimentary floor. This mafic sheet has a positive density contrast of 0.3 gram per cubic centimetre (Smit et al,) with the sediments.
2.	To determine the thinning (or abutment) to the west of the mafic rocks on the floor sediments.
The instruments used for this survey are:-
1.
Gravity meter – Texas Instruments Worden Prospector Gravity Meter – This is a temperature-compensated zero length quartz spring relative gravimeter with a claimed resolution of 0.01mgal and an accuracy of 0.05mgal.

2.
Position – Garmin GPS 12, Garmin GPS 72 and Magellan eXplorist 300 – These are 12- (Garmins) and 14-channel (Magellan) hand-held navigation GPS’s; all with screens displaying the track, the ability to repeat and average each reading to a required level of accuracy and large internal memories. The GPS’s were all set to the UTM projection (zone 35J) and WGS84 coordinate system. The X-Y positional accuracy was well within the specifications of this survey but the Z coordinate accuracy was inadequate.

3.
Elevation – American Paulin System Surveying Micro Altimeter M 1-6 – This is a survey-standard barometric altimeter with a resolution of 30cm commonly used in regional gravity surveys. Although it does not meet the requirements of micro-gravity surveys, it is well up to the requirements of this survey.

Field Procedure
The survey was completed in two phases – a reconnaissance survey followed by a second detailed phase completed in four steps. The initial phase consisted of a gravity survey along the major public roads of the project area. All kilometre posts (as erected by the Roads department) were tied in as base stations through multiple loops to a principal base station.

Readings were taken at 100m-intervals between the base stations, re-occupying the stations at less than hourly intervals. The instrument was only removed from its padded transport case for readings. The readings were taken on the standard gravimeter base plate and then used to determine the positions. At each station the gravimeter was read, the GPS X-Y position was taken until the claimed error was less than 5m and then stored along with the time on the instrument (All three GPS’s were used alternately during the survey with a short period of overlap to check for instrument error). The elevation was then determined using the Paulin altimeter. This exercise covered 55 line kilometres.

The second phase involved taking readings at every 100m along lines 500m apart with a direction of 51° true north. The GPS’s played an important role in identifying gaps and ensuring that the lines being navigated were parallel to each other. Previously established base stations were re-occupied at least every hour. Where base stations were missing, additional stations were tied in with the original. This exercise covered 65km.

Post Processing
If drift on the altimeter and gravimeter were found to be excessive new readings were taken, otherwise drift corrections were applied to the readings. Using the gravimeters dial constant the raw readings were converted to raw gravity readings. The latitude, Bouguer and free-air corrections were then applied to the data. For the Bouguer correction a density of 2.67 gram per cubic centimetre (g/cc) was used. The terrain-effect was calculated for the observation points closest to the Pilanesberg and was found to be insignificant in relation to the gravitational variations observed.

The resultant xyz positions were then gridded on a 25m grid using a cubic spline gridding algorithm. Filters were applied to this grid and the various products used in an interpretation which included information about the varying thickness of the mafic sheet, the presence of faults and the extent of the IRUPs.

Figure 11: Details of Gravity and Geophysical Surveys

Platinum Group Metals
Details of Geophysical Surveys

Locality of Boreholes Geophysically Surveyed

Down-hole Geophysics Project
(Magnetic Susceptibility and
Acoustic Televiewing)

Downhole Geophysics of Borehole WJV005

WJV005

Minxcon

Ground Magnetic Survey
The purpose of the ground magnetic survey was to trace faults and dykes, determine the sense and magnitude of movement of such features and to delineate the highly magnetic IRUPs. It was decided to be consistent with the gravity survey and to use lines of a similar direction and spacing. In practise, however, this was not always possible owing to the magnetic survey’s susceptibility to interference from parallel fences, power lines and built-up areas in general. For these reasons, as well as possible interference from gravity-related equipment, magnetic surveys are generally carried out after the gravity survey.

The instruments used for this survey included:
1.	Magnetics – Geometrics G 856 – This instrument is a proton-precession magnetometer used in this case as a total field instrument.
2.	Position – Garmin GPS 12, Garmin GPS 72 and Magellan eXplorist 300 – see gravity survey.

Field Procedure
The field procedure was similar to that of the second phase detailed gravity survey with the GPS used for guidance and covered 65 kilometres. With no equivalent to the gravity survey's first phase and no second magnetometer being used as a base station, a series of magnetic base stations also had to be tied in so that a base station was returned to every 30 minutes. Readings (including time) were taken at an average of 5m intervals. Position was determined by GPS every 100m and other positions interpolated through processing. Possible sources of interference such as fences and power lines were noted.

Post Processing
All high-frequency signals associated with cultural effects were removed. The individual lines were then put through various filters and the results presented as stacked profiles and interpreted. Inversion modelling was also performed on specific anomalies and the results included in the interpretation compilation, together with information on faults, dykes and IRUPs.

Aeromagnetic Survey
The survey was flown by Fugro Airborne using a Midas Heli-borne magnetic gradiometer system. A total of 25,324 line kilometres were flown on lines with a direction of 55° (true north) and with a sensor at a nominal elevation of 20m. The area covered by the survey was some four times larger than the WBJV area, which was situated in the north western quadrant of the surveyed area. The high resolution survey data was of a very high quality. To assist with the interpretation, various wavelength filters were applied, the gradients were derived in the three primary directions, the Euler grid path process was run on the dataset and some of the major discrete magnetic features modeled.

Figure 12: Detailed Gravity and Magnetic Surveys

Platinum Group Metals
Details of Geophysical Surveys

Detailed Gravity Survey

Pilanesberg Complex
Low Gravitational Field
Legend
Merensky_Reef_Outcrop
JV_Boundary
Farm_Portions
PROJECT 1

Detailed Magnetic Survey

Legend
Merensky_Reef_Outcrop
Inferred_MR_Subcrop
JV_Boundary
Farm_Portions
PROJECT 1

Minxcon

Item 12(b): Interpretation of Survey (field observation) Results
The structural features identified from the aeromagnetic data were interpreted in terms of a regional structural model. Major dyke features were easily recognised and these assisted in the compilation of a structural model for the WBJV project area. Exploration drilling later helped to identify a prominent east-west-trending linear feature as a south-dipping dyke. This dyke occurs along the northern boundary of Project Area 1.

A second dyke occurs along the north-eastern boundary of the Elandsfontein and Frischgewaagd areas. Other major structural features include potential faults oriented at 345 degrees north in the deep environment of the Frischgewaagd south area.

Item 12(c): Survey (field observation) Data Collection and Compilation
This information is included in the sections above.

ITEM 13: DRILLING
Type and Extent of Drilling
Since March 2005 PTM has drilled 58 559m of core from borehole WBJV001 to WBJV120. A total of 15 783 samples have been submitted for assaying for these boreholes consisting of 13 282 field samples, 1243 standards and 1258 blanks.

The type of drilling being conducted on the WBJV is a diamond-drilling core-recovery technique involving a BQ-size solid core extraction. The drilling is placed on an unbiased 500m x 500m grid and detailed when necessary to a 250m x 250m grid. To date, 162 boreholes have been drilled by PTM on Project Area 1 and 14 boreholes have been drilled on Project Area 1A.

Procedures, Summary and Interpretation of Results
The results of the drilling and the general geological interpretation are digitally captured in SABLE and a GIS software package named ARCVIEW. The exact borehole locations, together with the results of the economic evaluation, are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are drawn by hand and digitised. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

Comment on True and Apparent Widths of the Mineralised Zones
The geometry of the deposit has been clearly defined in the sections drawn through the property. All holes were drilled vertically and the down hole surveys indicate very little deviation. A three-dimensional surface – digital terrain model (DTM) – was created and used in the calculation of the average dip of 10 to 30 degrees. This dip has been factored into the calculations on which resource estimates are based.

Comment on the Orientation of the Mineralised Zones
The mineralised zones within the project area include the Merensky and the UG2 Reefs, both of which are planar tabular ultramafic precipitants of a differentiated magma and therefore form a continuous sheet-like accumulate.

The stratigraphic markers above and below the economic horizons have been recognised and facilitate recognition of the Merensky and the UG2 Reefs. There are a few exceptions to the quality of recognition of the stratigraphic sequences. These disruptions are generally of a structural nature and are to be expected within this type of deposit.

In some boreholes no clear stratigraphic recognition was possible. These holes were excluded from resource calculations.

ITEM 14: SAMPLING METHOD AND APPROACH
Item 14(a): Sampling Method, Location, Number, Type and Size of Sampling
The first step in the sampling of the diamond-drilled core is to mark the core from the distance below collar in 1m units and then for major stratigraphic units. Once the stratigraphic units are identified, the economic units – Merensky Reef and UG2 Reef – are marked. The top and bottom contacts of the reefs are clearly marked on the core. Thereafter the core is rotated in such a manner that all lineations pertaining to stratification are aligned to produce a representative split. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in the core trays. The sample intervals are then marked as a line and a distance from collar.

The sample intervals are typically 15–25cm in length. In areas where no economic zones are expected, the sampling interval could be as much as a metre. The sample intervals are allocated a sampling number, and this is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line. The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system (commercially available logging software). The sampling extends for about a metre into the hangingwall and footwall of the economic reefs.

A total of 193,491m has been drilled by PTM across Project Area 1 and 1A. Altogether 24,108 samples have been submitted for assaying, including 1,917 standards.

Item 14(b): Drilling Recovery
All reef intersections that are sampled require a 100% core recovery. If less than 100% is recovered, the drilling company will re-drill, using a wedge to achieve the desired recovery.

Item 14(c): Sample Quality and Sample Bias
The sampling methodology accords with PTM protocol based on industry-accepted best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire economic unit together with hanging wall and footwall sampling. Sampling over-selection and sampling bias is eliminated by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Item 14(d): Widths of Mineralised Zones – Mining Cuts
The Merensky Reef is on average 119m thick and the UG2 Reef is on average 148m thick. Although the average widths are more than 1m, there are a significant number of reef intersections less than 1m. A minimum mining width of 1m was selected.
The Merensky mining width (used as reef width) is defined as follows:-
The first footwall sample (on average 25cm, significant number of holes do have mineralisation in the footwall) below the base chromitite was included and define the base of the mining cut. If the base sample plus reef is less than 1m then samples in the hanging wall were added to define a minimum of as close as possible to a 1m mining cut.

The UG2 mining width (used as reef width) is defined as the reef width and if the reef width was less than 1m then samples were added in the hanging wall to define a minimum width of as close to 1m as possible. Reef intersections more than 1m were kept as is.

Item 14(e): Summary of Sample Composites with Values and Calculated True Widths

Table 4: Merensky Reef – Mining Cut

BHID	FROM	TO	SG	LENGTH	PT	PD	RH	AU	OS	IR	RU	4E	CU%	NI%	CW
	m	m	t/m3	m	g/t	g/t	g/t	g/t	g/t	g/t	g/t	g/t	%	%	cm
WBJV001D0	447.60	448.65	3.42	1.05	2.82	1.28	0.17	0.17	0.06	0.10	0.42	4.44	0.10	0.19	99.86
WBJV001D2	27.94	28.93	3.51	0.99	3.28	1.49	0.20	0.28	0.07	0.12	0.47	5.26	0.11	0.22	94.15
WBJV010D1	51.42	52.43	3.56	1.01	1.43	0.60	0.24	0.01	0.04	0.06	0.25	2.28	0.00	0.13	96.05
WBJV015D0	389.67	390.73	3.43	1.06	6.50	2.36	0.29	0.38	0.12	0.22	0.86	9.52	0.00	0.09	100.81
WBJV015D1	31.76	33.22	3.34	1.46	2.97	1.25	0.14	0.19	0.07	0.11	0.43	4.56	0.05	0.14	138.85
WBJV030D0	475.89	477.12	3.22	1.23	5.08	2.07	0.27	0.43	0.10	0.18	0.69	7.86	0.12	0.24	116.98
WBJV030D1	21.03	22.21	3.26	1.18	3.16	1.54	0.15	0.33	0.07	0.12	0.46	5.19	0.12	0.27	112.22
WBJV030D2	27.77	28.81	3.32	1.04	0.09	0.04	0.01	0.09	0.02	0.02	0.09	0.23	0.06	0.17	98.91
WBJV033D0	338.61	339.80	3.29	1.19	2.02	1.01	0.11	0.29	0.05	0.08	0.32	3.43	0.09	0.17	113.18
WBJV045D1	62.00	63.19	3.33	1.19	0.01	0.01	0.01	0.01	0.02	0.02	0.06	0.04	0.00	0.04	113.18
WBJV048D0	423.17	424.37	3.27	1.20	0.61	0.58	0.06	0.10	0.03	0.04	0.15	1.36	0.09	0.12	114.13
WBJV048D1	44.36	45.59	3.28	1.23	5.24	1.88	0.22	0.32	0.10	0.18	0.71	7.66	0.09	0.19	116.98
WBJV050D0	530.63	531.75	3.11	1.12	4.30	1.94	0.22	0.30	0.07	0.08	0.53	6.77	0.11	0.22	106.52
WBJV050D1	35.51	36.93	3.20	1.42	4.77	2.22	0.26	0.33	0.10	0.12	0.72	7.58	0.11	0.26	135.05
WBJV104D0	535.67	536.75	3.05	1.08	0.13	0.04	0.01	0.01	0.02	0.02	0.09	0.19	0.01	0.04	102.72
WBJV104D1	60.46	61.64	3.12	1.18	1.00	0.55	0.07	0.08	0.03	0.05	0.20	1.69	0.08	0.11	112.22
WBJV104D2	66.18	67.22	2.97	1.04	0.57	0.30	0.03	0.09	0.03	0.03	0.15	0.99	0.10	0.11	98.91
WBJV109D1	27.98	29.25	3.29	1.27	3.98	1.59	0.27	0.30	0.08	0.14	0.56	6.13	0.07	0.19	120.78
WBJV109D2	33.29	34.67	3.18	1.38	4.48	1.82	0.22	0.48	0.09	0.16	0.62	7.00	0.07	0.17	131.25
WBJV112D0	450.76	453.64	3.19	2.88	3.66	1.31	0.28	0.09	0.08	0.13	0.52	5.35	0.02	0.10	273.90
WBJV112D1	19.88	23.44	3.17	3.56	3.47	1.27	0.26	0.05	0.07	0.12	0.51	5.06	0.03	0.10	338.58
WBJV112D2	23.28	28.13	3.24	4.85	4.92	2.29	0.35	0.24	0.10	0.12	0.70	7.79	0.07	0.18	461.26
WBJV116D0	506.30	507.52	3.11	1.22	2.03	0.89	0.10	0.19	0.04	0.04	0.27	3.20	0.09	0.19	116.03
WBJV116D1	16.19	17.41	3.15	1.22	2.75	1.21	0.13	0.24	0.05	0.06	0.34	4.33	0.08	0.20	116.03
WBJV116D2	21.20	22.35	3.19	1.15	3.48	0.88	0.16	0.32	0.07	0.09	0.50	4.84	0.08	0.17	109.37
WBJV120D0	330.66	331.67	3.11	1.01	0.22	0.11	0.02	0.06	0.01	0.01	0.04	0.41	0.04	0.10	96.06
WBJV120D3	25.06	26.30	3.24	1.24	0.34	0.22	0.03	0.11	0.01	0.01	0.05	0.69	0.06	0.14	117.93
WBJV120RDRIL	19.83	21.03	3.24	1.20	0.30	0.16	0.02	0.11	0.01	0.01	0.05	0.60	0.06	0.14	114.13
WBJV124D0	489.44	490.47	3.20	1.03	6.01	2.55	0.34	0.42	0.14	0.17	0.98	9.32	0.13	0.29	97.96
WBJV124D1	9.34	10.43	3.14	1.09	5.77	1.96	0.40	0.24	0.12	0.15	0.85	8.38	0.13	0.25	103.66
WBJV124D3	29.30	30.50	3.14	1.20	7.14	1.91	0.33	0.31	0.10	0.12	0.71	9.68	0.15	0.23	114.13
WBJV125D0	457.71	458.88	3.12	1.17	3.45	1.60	0.20	0.24	0.07	0.08	0.45	5.48	0.09	0.17	111.27
WBJV125D1	16.90	18.04	3.13	1.14	2.07	1.03	0.12	0.19	0.04	0.04	0.25	3.41	0.07	0.10	108.42
WBJV127D0	446.28	447.44	3.12	1.16	2.38	0.86	0.10	0.21	0.04	0.04	0.23	3.55	0.07	0.17	110.32
WBJV127D1	7.92	9.09	3.15	1.17	2.91	1.41	0.19	0.27	0.06	0.07	0.39	4.78	0.09	0.25	111.27
WBJV127D2	13.65	14.80	3.13	1.15	2.43	0.94	0.11	0.34	0.03	0.04	0.23	3.82	0.08	0.18	109.37
WBJV131D0	548.75	550.00	3.22	1.25	8.65	4.70	0.68	0.70	0.19	0.25	1.43	14.74	0.11	0.34	118.88
WBJV131D1	7.19	8.22	3.28	1.03	7.84	3.50	0.41	0.28	0.10	0.12	0.72	12.02	0.08	0.21	97.96
WBJV131D3	18.19	19.25	3.29	1.06	7.95	3.46	0.62	0.58	0.18	0.23	1.33	12.62	0.13	0.29	100.81
WBJV137D3	51.40	52.46	3.11	1.06	0.95	0.39	0.05	0.08	0.03	0.05	0.19	1.47	0.04	0.09	100.81
WBJV141D0	337.72	338.83	3.11	1.11	1.09	0.41	0.08	0.24	0.04	0.05	0.21	1.82	0.06	0.15	105.57
WBJV141D1	7.60	8.75	3.18	1.15	1.62	0.56	0.10	0.18	0.04	0.07	0.27	2.45	0.07	0.16	109.37
WBJV142D0	409.47	410.85	3.18	1.38	3.43	1.15	0.17	0.22	0.07	0.12	0.49	4.97	0.07	0.17	131.25
WBJV142D1	17.43	19.07	3.18	1.64	4.24	1.76	0.29	0.30	0.09	0.15	0.59	6.58	0.07	0.18	155.97
WBJV143D0	377.31	378.51	3.19	1.20	1.75	0.45	0.13	0.12	0.05	0.07	0.29	2.44	0.06	0.13	114.13
WBJV145D0	523.29	524.44	3.23	1.15	0.72	0.42	0.04	0.14	0.03	0.04	0.16	1.31	0.06	0.14	109.37
WBJV145D1	3.38	4.60	3.22	1.22	0.80	0.55	0.04	0.15	0.03	0.04	0.17	1.54	0.06	0.14	116.03
WBJV145D2	8.66	10.12	3.23	1.46	1.06	0.56	0.06	0.17	0.03	0.05	0.20	1.85	0.06	0.14	138.86
WBJV153D0	513.81	515.15	3.17	1.34	3.81	3.66	0.31	0.48	0.08	0.14	0.53	8.27	0.14	0.30	127.44
WBJV154D0	339.16	340.20	3.04	1.04	0.71	0.41	0.05	0.10	0.03	0.04	0.16	1.27	0.05	0.09	98.91
WBJV154D4	28.97	30.07	3.16	1.10	0.66	0.36	0.05	0.08	0.03	0.04	0.16	1.15	0.05	0.13	104.62
WBJV170D0	258.16	259.28	3.25	1.12	2.59	1.16	0.15	0.24	0.06	0.10	0.39	4.14	0.07	0.16	106.52
WBJV170D1	13.41	14.43	3.24	1.02	3.00	1.09	0.17	0.27	0.07	0.11	0.44	4.52	0.06	0.17	97.01
WBJV170D2	23.75	24.81	3.25	1.06	2.96	0.95	0.27	0.07	0.07	0.11	0.43	4.25	0.03	0.11	100.81
WBJV170D3	33.35	34.50	3.24	1.15	2.45	1.46	0.20	0.20	0.06	0.09	0.37	4.32	0.04	0.11	109.37
WBJV002D0	464.62	465.91	3.52	1.29	3.50	1.73	0.21	0.37	0.07	0.13	0.50	5.80	0.11	0.24	119.61
WBJV006D0	459.98	460.98	3.55	1.00	10.04	4.56	0.55	0.45	0.18	0.33	1.28	15.61	0.14	0.26	92.72
WBJV006D1	96.69	97.69	3.29	1.00	9.77	5.06	0.54	0.74	0.17	0.32	1.25	16.12	0.19	0.40	92.72
WBJV012D0	64.16	65.22	3.09	1.06	0.35	0.13	0.05	0.01	0.02	0.03	0.12	0.55	0.00	0.03	98.28
WBJV016D0	117.60	118.73	3.31	1.13	0.65	0.36	0.03	0.12	0.03	0.04	0.16	1.15	0.03	0.07	104.77
WBJV016D1	27.12	28.20	3.26	1.08	0.30	0.14	0.02	0.09	0.02	0.03	0.11	0.55	0.04	0.11	100.14
WBJV017D0	77.15	78.15	3.08	1.00	0.04	0.02	0.01	0.01	0.02	0.02	0.08	0.08	0.00	0.02	92.72
WBJV017D1	16.65	17.65	3.05	1.00	0.04	0.02	0.01	0.01	0.02	0.02	0.08	0.08	0.00	0.02	92.72
WBJV018D1	30.95	32.12	3.33	1.17	5.87	2.61	0.21	0.58	0.11	0.20	0.78	9.27	0.19	0.35	108.48
WBJV025D0	113.63	114.90	3.19	1.27	0.29	0.19	0.02	0.03	0.02	0.03	0.11	0.53	0.01	0.05	117.75
WBJV025D1	33.36	34.46	3.28	1.10	0.35	0.24	0.01	0.04	0.02	0.03	0.12	0.65	0.01	0.05	101.99
WBJV040D0	384.84	385.84	3.05	1.00	0.02	0.02	0.01	0.04	0.02	0.02	0.06	0.08	0.01	0.05	92.72
WBJV040D1	14.74	15.97	3.13	1.23	1.48	0.73	0.07	0.26	0.04	0.06	0.25	2.53	0.02	0.11	114.04
WBJV042D1	7.74	8.89	3.24	1.15	3.46	1.72	0.21	0.44	0.07	0.12	0.49	5.83	0.13	0.24	106.63
WBJV042D2	14.80	15.84	3.20	1.04	4.75	2.30	0.27	0.45	0.09	0.17	0.65	7.77	0.12	0.26	96.43
WBJV057D0	145.72	146.77	3.25	1.05	2.94	1.10	0.16	0.13	0.04	0.06	0.29	4.33			97.35
WBJV057D1	55.36	56.43	3.06	1.07	1.36	0.48	0.09	0.05	0.03	0.03	0.17	1.97			99.21
WBJV058D0	384.49	385.67	3.25	1.18	4.74	1.66	0.30	0.33	0.11	0.13	0.73	7.03			109.41
WBJV058D1	3.68	4.80	3.25	1.12	7.35	1.48	0.31	0.30	0.10	0.13	0.68	9.43			103.84
WBJV059D0	184.20	185.20	3.35	1.00	0.99	0.26	0.14	0.01	0.05	0.08	0.30	1.40			92.72
WBJV059D1	34.15	35.34	3.24	1.19	0.57	0.27	0.11	0.01	0.04	0.05	0.21	0.96			110.34
WBJV063D0	139.64	140.88	3.06	1.24	0.05	0.02	0.01	0.01	0.02	0.02	0.08	0.09			114.97
WBJV063D1	19.87	20.87	3.09	1.00	0.04	0.02	0.01	0.01	0.02	0.02	0.08	0.08			92.72
WBJV066D0	107.96	109.09	3.21	1.13	0.03	0.02	0.01	0.01	0.02	0.02	0.08	0.08	0.00	0.02	104.77
WBJV066D1	27.72	28.95	3.23	1.23	0.04	0.02	0.01	0.01	0.02	0.02	0.08	0.08	0.01	0.03	114.04
WBJV073D0	146.37	147.58	3.20	1.21	5.13	2.06	0.32	0.38	0.09	0.12	0.66	7.89	0.11	0.25	112.19
WBJV095D0	417.40	419.40	3.25	2.00	2.57	1.14	0.12	0.28	0.06	0.10	0.39	4.11	0.09	0.19	185.44
WBJV095D1	13.03	15.28	3.30	2.25	3.19	1.52	0.15	0.40	0.07	0.12	0.46	5.25	0.12	0.26	208.62
WBJV096D1	60.85	63.35	3.29	2.50	15.34	7.19	1.03	0.66	0.26	0.50	1.92	24.23	0.12	0.28	231.80
WBJV096D2	71.03	73.20	3.28	2.17	10.12	3.87	0.43	0.73	0.18	0.33	1.29	15.15	0.16	0.34	201.20
WBJV101D0	498.65	499.65	3.23	1.00	0.01	0.01	0.01	0.01	0.02	0.02	0.08	0.04	0.00	0.04	92.72
WBJV102D0	408.86	410.20	3.26	1.34	2.36	1.01	0.11	0.21	0.06	0.09	0.36	3.70	0.06	0.15	124.25
WBJV106D0	398.08	399.07	3.17	0.99	4.77	1.94	0.32	0.32	0.09	0.17	0.65	7.35	0.12	0.23	91.79
WBJV106D2	28.75	29.88	3.08	1.13	4.28	1.73	0.24	0.34	0.09	0.15	0.59	6.59	0.11	0.24	104.77
WBJV130D0	483.16	484.44	3.21	1.28	3.25	1.50	0.23	0.23	0.08	0.08	0.51	5.21	0.11	0.24	118.68
WBJV130D1	8.63	9.73	3.20	1.10	6.81	2.47	0.33	0.40	0.11	0.12	0.70	10.01	0.14	0.32	101.99
WBJV130D2	13.43	14.72	3.18	1.29	2.21	0.93	0.14	0.54	0.05	0.08	0.33	3.82	0.14	0.19	119.61
WBJV133D0	512.32	513.33	2.96	1.01	0.01	0.01	0.01	0.01	0.02	0.02	0.02	0.04	0.00	0.04	93.65
WBJV133D1	12.70	13.77	3.00	1.07	0.01	0.01	0.01	0.01	0.02	0.02	0.08	0.04	0.00	0.04	99.21
WBJV133D2	17.65	18.95	3.02	1.30	0.01	0.01	0.01	0.01	0.02	0.02	0.08	0.04	0.00	0.04	120.53
WBJV139D1	11.72	12.76	3.16	1.04	5.82	2.42	0.23	0.79	0.11	0.20	0.78	9.27	0.15	0.25	96.43
WBJV139D2	14.04	15.30	3.12	1.26	7.05	2.49	0.34	0.52	0.13	0.24	0.92	10.39	0.11	0.23	116.82
WBJV008D0	243.00	244.23	3.28	1.23	1.29	0.60	0.09	0.11	0.04	0.06	0.23	2.10	0.05	0.13	109.59
WBJV008D1	19.48	20.52	3.26	1.04	0.50	0.28	0.01	0.11	0.03	0.03	0.14	0.90	0.05	0.10	92.66
WBJV014D1	37.82	38.82	3.07	1.00	0.31	0.15	0.05	0.01	0.02	0.03	0.11	0.52	0.00	0.03	89.10
WBJV022D0	81.16	82.16	3.06	1.00	0.18	0.08	0.03	0.01	0.02	0.02	0.10	0.30	0.00	0.02	89.10
WBJV022D1	22.08	23.21	3.16	1.13	0.04	0.06	0.01	0.01	0.02	0.02	0.08	0.13	0.00	0.03	100.68
WBJV022D2	11.50	12.54	3.26	1.04	0.06	0.03	0.01	0.01	0.02	0.02	0.08	0.12	0.00	0.04	92.66
WBJV026D0	61.36	62.56	3.32	1.20	0.18	0.24	0.03	0.14	0.02	0.02	0.10	0.59	0.07	0.17	106.92
WBJV026D1	11.51	12.51	3.33	1.00	0.98	0.24	0.03	0.11	0.03	0.05	0.19	1.36	0.07	0.16	89.10
WBJV029D1	56.01	57.58	3.42	1.57	3.89	2.32	0.28	0.41	0.08	0.14	0.54	6.91	0.20	0.40	139.89
WBJV053D0	220.50	222.54	3.34	2.04	7.61	2.40	0.48	0.39	0.15	0.18	1.06	10.87	0.11	0.27	181.76
WBJV056D1	36.30	37.35	3.33	1.05	0.80	0.59	0.08	0.25	0.03	0.03	0.21	1.72			93.56
WBJV064D0	228.76	229.86	3.05	1.10	0.04	0.02	0.01	0.01	0.02	0.02	0.08	0.08			98.01
WBJV064D1	18.25	19.26	3.03	1.01	0.13	0.05	0.02	0.01	0.02	0.02	0.09	0.21			89.99
WBJV065D1	8.26	9.61	3.14	1.35	0.05	0.02	0.01	0.01	0.01	0.00	0.02	0.09			120.29
WBJV069D0	199.50	200.93	3.07	1.43	0.02	0.01	0.01	0.01	0.02	0.02	0.08	0.05	0.00	0.02	127.41
WBJV075D0	87.00	88.10	3.10	1.10	0.08	0.03	0.01	0.01	0.02	0.02	0.09	0.13	0.00	0.04	98.01
WBJV076D0	105.15	106.18	3.34	1.03	0.11	0.06	0.01	0.10	0.02	0.02	0.09	0.29	0.02	0.09	91.77
WBJV077D0	219.70	220.84	3.32	1.14	0.18	0.09	0.02	0.02	0.02	0.02	0.10	0.30	0.00	0.05	101.57
WBJV083D0	143.09	144.13	3.21	1.04	0.30	0.18	0.04	0.02	0.02	0.03	0.11	0.55	0.01	0.06	92.67
WBJV083D1	12.71	13.86	3.09	1.15	0.11	0.05	0.01	0.01	0.02	0.02	0.09	0.19	0.00	0.03	102.47
WBJV083D2	18.07	19.11	3.27	1.04	1.22	0.51	0.18	0.02	0.04	0.05	0.22	1.93	0.01	0.06	92.66
WBJV084D0	160.64	161.93	3.25	1.29	3.80	1.37	0.17	0.30	0.05	0.07	0.37	5.64	0.09	0.23	114.94
WBJV085D0	467.14	468.16	3.32	1.02	3.33	1.15	0.15	0.20	0.07	0.12	0.48	4.83	0.09	0.22	90.88
WBJV085D1	16.84	17.84	3.35	1.00	3.34	0.81	0.16	0.22	0.07	0.12	0.48	4.52	0.09	0.18	89.10
WBJV087D0	192.49	193.59	3.24	1.10	3.35	1.54	0.20	0.46	0.07	0.08	0.45	5.55	0.11	0.21	98.01
WBJV087D2	7.29	8.31	3.27	1.02	4.75	1.68	0.24	0.38	0.09	0.17	0.65	7.05	0.11	0.22	90.88
WBJV087D3	12.37	13.50	3.29	1.13	2.83	0.72	0.14	0.16	0.06	0.10	0.42	3.84	0.08	0.15	100.68
WBJV090D0	152.45	153.49	3.23	1.04	0.69	0.64	0.06	0.08	0.03	0.04	0.16	1.47	0.03	0.11	92.67
WBJV090D1	12.37	13.51	3.22	1.14	0.34	0.23	0.02	0.05	0.02	0.03	0.12	0.63	0.02	0.07	101.57
WBJV090D2	17.76	18.77	3.26	1.01	0.82	0.76	0.06	0.09	0.03	0.04	0.18	1.73	0.04	0.10	89.99
WBJV092D0	279.50	280.72	3.17	1.22	1.06	0.52	0.14	0.06	0.03	0.05	0.20	1.77	0.02	0.07	108.70
WBJV092D1	19.07	20.14	3.27	1.07	0.46	0.21	0.04	0.05	0.02	0.03	0.13	0.75	0.04	0.12	95.34
WBJV092D2	24.54	25.62	3.33	1.08	0.84	0.32	0.06	0.13	0.03	0.04	0.18	1.34	0.06	0.15	96.23
WBJV093D0	399.96	401.17	3.25	1.21	1.42	0.71	0.07	0.28	0.04	0.06	0.25	2.47	0.07	0.15	107.81
WBJV100D2	26.12	27.32	3.08	1.20	3.51	1.55	0.21	0.27	0.07	0.13	0.50	5.54	0.07	0.16	106.92
WBJV108D1	42.24	43.25	3.11	1.01	11.82	4.06	0.52	1.17	0.21	0.39	1.50	17.56	0.13	0.29	89.99
WBJV113D0	411.96	412.99	3.08	1.03	0.04	0.03	0.01	0.02	0.01	0.00	0.01	0.11	0.02	0.06	91.77
WBJV113D1	10.40	11.48	3.05	1.08	0.16	0.10	0.02	0.05	0.01	0.01	0.03	0.33	0.03	0.08	96.23
WBJV113D2	18.19	19.44	3.13	1.25	0.07	0.06	0.01	0.02	0.01	0.00	0.02	0.15	0.02	0.07	111.38
WBJV114D0	355.90	357.07	3.03	1.17	4.13	2.06	0.22	0.61	0.08	0.10	0.57	7.02	0.19	0.36	104.25
WBJV115D2	30.00	31.21	3.00	1.21	0.10	0.05	0.01	0.02	0.01	0.01	0.06	0.18	0.02	0.04	107.81
WBJV117D0	345.78	347.03	3.01	1.25	0.02	0.01	0.01	0.01	0.01	0.00	0.00	0.05	0.00	0.03	111.38
WBJV136D0	488.72	490.97	3.23	2.25	7.08	2.56	0.55	0.11	0.13	0.24	0.93	10.30	0.04	0.17	200.48
WBJV136D1	5.57	7.98	3.23	2.41	5.43	2.43	0.50	0.08	0.10	0.19	0.73	8.44	0.02	0.14	214.73
WBJV136D2	10.32	13.05	3.34	2.73	8.11	3.23	0.52	0.49	0.15	0.27	1.05	12.36	0.13	0.29	243.24
WBJV140D1	7.88	8.90	3.25	1.02	10.22	3.97	0.46	0.41	0.18	0.34	1.30	15.06	0.15	0.40	90.88
WBJV140D3	17.75	18.89	3.15	1.14	2.08	1.22	0.12	0.21	0.05	0.08	0.33	3.63	0.10	0.17	101.58
WBJV171D0	299.67	301.62	3.32	1.95	6.52	3.51	0.50	0.26	0.12	0.22	0.86	10.79	0.09	0.19	173.74
WBJV171D1	24.61	26.51	3.28	1.90	13.24	6.71	1.08	0.43	0.23	0.43	1.67	21.46	0.14	0.40	169.29
WBJV171D2	30.39	32.12	3.31	1.73	8.53	3.23	0.59	0.36	0.15	0.28	1.10	12.71	0.12	0.23	154.14
WBJV172D0	379.46	381.44	2.94	1.98	4.43	2.31	0.23	0.33	0.09	0.16	0.61	7.30			176.42
WBJV175D0	240.12	241.30	3.29	1.18	2.33	0.89	0.13	0.20	0.06	0.09	0.36	3.55			105.14
WBJV175D1	34.29	35.29	3.24	1.00	2.27	0.78	0.19	0.11	0.05	0.09	0.35	3.35			89.10
WBJV175D2	50.24	51.54	3.27	1.30	1.16	0.49	0.08	0.14	0.04	0.05	0.22	1.88			115.83
WBJV179D0	334.25	335.46	3.29	1.21	4.20	1.51	0.23	0.36	0.09	0.15	0.58	6.29			107.81

Table 5: UG2 Reef – Mining Cut

BHID	FROM	TO	SG	LENGTH	PT	PD	RH	AU	OS	IR	RU	4E	CU%	NI%	CW
	m	m	t/m3	m	g/t	g/t	g/t	g/t	g/t	g/t	g/t	g/t	%	%	cm
WBJV001D0	473.20	475.60	3.65	2.40	0.51	0.17	0.11	0.00	0.05	0.06	0.35	0.79	0.01	0.04	228
WBJV001D1	25.30	27.80	3.59	2.50	0.30	0.11	0.08	0.00	0.05	0.05	0.29	0.50	0.00	0.04	238
WBJV001D2	53.17	55.47	3.53	2.30	0.44	0.16	0.10	0.00	0.05	0.06	0.33	0.71	0.01	0.04	219
WBJV003D0	536.60	537.70	3.67	1.10	2.53	0.85	0.35	0.02	0.12	0.20	0.88	3.75	0.01	0.09	105
WBJV003D1	82.89	83.99	3.71	1.10	1.99	1.18	0.28	0.03	0.10	0.16	0.74	3.48	0.01	0.12	105
WBJV003D2	186.30	187.30	3.63	1.00	0.40	0.12	0.09	0.00	0.05	0.05	0.32	0.62	0.00	0.08	95
WBJV010D1	84.50	86.60	3.75	2.10	0.48	0.23	0.10	0.02	0.05	0.06	0.34	0.83	0.01	0.07	200
WBJV015D0	434.00	435.24	3.78	1.24	2.67	1.14	0.35	0.04	0.13	0.21	0.92	4.20	0.01	0.09	118
WBJV015D1	77.10	78.31	3.75	1.21	2.93	0.97	0.35	0.02	0.13	0.23	0.99	4.26	0.01	0.08	115
WBJV032D0	360.95	362.11	3.74	1.16	2.96	1.18	0.36	0.03	0.13	0.23	0.99	4.52	0.01	0.08	110
WBJV032D1	113.25	114.45	3.73	1.20	3.58	1.27	0.42	0.02	0.15	0.27	1.16	5.29	0.00	0.08	114
WBJV033D1	55.50	56.54	3.35	1.04	0.81	0.27	0.04	0.01	0.06	0.08	0.43	1.13	0.00	0.05	99
WBJV033D2	59.43	60.42	3.45	0.99	1.02	0.63	0.13	0.01	0.07	0.10	0.48	1.79	0.01	0.04	94
WBJV035D0	517.04	519.11	3.73	2.07	1.01	0.23	0.14	0.01	0.07	0.10	0.48	1.38	0.00	0.06	197
WBJV035D1	48.24	50.50	3.64	2.26	0.36	0.21	0.09	0.01	0.05	0.05	0.31	0.67	0.01	0.05	215
WBJV041D0	537.70	539.14	3.12	1.44	0.02	0.02	0.01	0.01	0.04	0.03	0.22	0.06			137
WBJV041D1	60.37	61.58	3.07	1.21	0.06	0.01	0.01	0.01	0.03	0.02	0.03	0.10	0.00	0.03	115
WBJV043D0	574.50	575.50	3.29	1.00	0.66	0.28	0.07	0.01	0.06	0.07	0.39	1.03	0.00	0.06	95
WBJV043D1	63.93	65.18	3.80	1.25	0.48	0.43	0.11	0.01	0.05	0.06	0.34	1.03	0.00	0.06	119
WBJV044D0	500.47	503.45	3.81	2.98	0.52	0.20	0.12	0.01	0.06	0.06	0.35	0.87	0.01	0.06	283
WBJV044D1	30.16	33.25	3.81	3.09	0.46	0.31	0.08	0.01	0.05	0.06	0.34	0.86	0.00	0.06	294
WBJV045D0	573.68	575.41	3.75	1.73	3.16	1.46	0.48	0.01	0.14	0.24	1.05	5.12	0.00	0.06	165
WBJV045D1	73.43	74.94	3.66	1.51	2.52	1.00	0.35	0.01	0.12	0.21	0.87	3.88	0.01	0.08	144
WBJV046D0	544.48	545.78	3.71	1.30	2.74	1.07	0.33	0.02	0.13	0.21	0.94	4.15	0.01	0.08	124
WBJV046D1	64.41	65.75	3.72	1.34	3.05	1.40	0.44	0.06	0.13	0.23	1.02	4.95	0.01	0.07	127
WBJV048D0	478.21	479.94	3.75	1.73	2.08	0.40	0.36	0.01	0.11	0.17	0.76	2.85	0.01	0.05	165
WBJV049D0	550.64	551.85	3.30	1.21	0.24	0.07	0.06	0.01	0.03	0.04	0.15	0.37	0.00	0.02	115
WBJV050D0	591.47	592.67	3.65	1.20	3.35	1.43	0.56	0.04	0.14	0.24	1.07	5.38	0.01	0.09	114
WBJV050D1	96.56	97.67	3.74	1.11	3.18	1.58	0.51	0.05	0.15	0.25	1.10	5.33	0.01	0.07	106
WBJV103D0	446.88	448.47	3.95	1.59	3.23	1.15	0.50	0.03	0.14	0.25	1.06	4.91	0.01	0.07	151
WBJV104D0	564.46	567.02	3.64	2.56	1.21	0.46	0.20	0.01	0.08	0.11	0.53	1.88	0.01	0.07	243
WBJV104D1	89.00	91.04	3.83	2.04	2.16	0.91	0.40	0.02	0.11	0.17	0.78	3.48	0.01	0.09	194
WBJV104D2	94.93	97.36	3.60	2.43	1.54	0.65	0.24	0.02	0.09	0.13	0.62	2.45	0.01	0.07	231
WBJV109D1	92.65	94.70	3.59	2.05	2.43	0.64	0.33	0.02	0.12	0.19	0.85	3.41	0.01	0.09	195
WBJV109D2	98.18	99.61	3.75	1.43	3.54	1.60	0.46	0.03	0.15	0.27	1.15	5.64	0.04	0.08	136
WBJV112D0	502.14	503.21	3.86	1.07	2.61	0.83	0.40	0.02	0.12	0.20	0.90	3.86	0.01	0.08	102
WBJV112D2	77.07	78.27	3.60	1.20	1.75	0.83	0.33	0.01	0.10	0.15	0.67	2.92	0.01	0.08	114
WBJV116D0	562.88	564.05	3.90	1.17	2.42	1.53	0.35	0.03	0.12	0.19	0.85	4.33	0.02	0.08	111
WBJV116D1	72.37	73.43	4.01	1.06	3.12	1.24	0.50	0.02	0.14	0.24	1.04	4.88	0.01	0.09	101
WBJV116D2	78.49	79.67	4.24	1.18	2.92	0.88	0.57	0.02	0.13	0.22	0.98	4.39	0.01	0.09	112
WBJV120D0	375.10	379.12	3.94	4.02	2.58	1.04	0.39	0.01	0.12	0.20	0.89	4.02	0.01	0.07	382
WBJV120D3	68.25	69.88	3.90	1.63	3.23	1.46	0.52	0.02	0.14	0.25	1.07	5.23	0.01	0.08	155
WBJV120RDRIL	65.03	66.73	3.92	1.70	2.61	0.77	0.39	0.02	0.12	0.20	0.90	3.79	0.02	0.09	162
WBJV124D0	540.29	541.77	3.96	1.48	2.67	1.13	0.48	0.01	0.13	0.21	0.92	4.30	0.00	0.09	141
WBJV124D1	60.00	61.38	3.98	1.38	3.15	1.41	0.56	0.02	0.14	0.24	1.05	5.15	0.01	0.08	131
WBJV124D3	80.60	81.80	4.09	1.20	3.17	1.01	0.52	0.01	0.14	0.24	1.05	4.72	0.01	0.08	114
WBJV128D1	52.17	53.89	3.95	1.72	2.79	1.40	0.49	0.02	0.13	0.22	0.95	4.70	0.01	0.08	164
WBJV128D2	56.64	58.91	3.90	2.27	1.93	0.84	0.38	0.02	0.10	0.16	0.72	3.17	0.01	0.10	216
WBJV128D3	62.93	64.99	3.98	2.06	4.77	2.89	0.74	0.06	0.19	0.35	1.47	8.46	0.01	0.10	196
WBJV137D0	522.93	524.26	3.89	1.33	2.79	1.09	0.46	0.02	0.13	0.22	0.95	4.35	0.01	0.08	126
WBJV137D1	103.77	105.16	3.99	1.39	2.89	1.14	0.44	0.02	0.13	0.22	0.97	4.48	0.01	0.09	132
WBJV141D0	381.98	383.07	4.05	1.09	3.35	0.84	0.57	0.01	0.15	0.25	1.10	4.76	0.01	0.09	104
WBJV141D1	52.43	53.41	4.13	0.98	3.83	1.40	0.62	0.02	0.16	0.29	1.22	5.88	0.01	0.08	93
WBJV142D0	462.47	466.02	3.96	3.55	2.96	1.42	0.42	0.04	0.13	0.23	0.99	4.84	0.03	0.10	338
WBJV142D1	70.83	73.60	4.06	2.77	2.72	1.26	0.47	0.04	0.13	0.21	0.93	4.49	0.02	0.10	263
WBJV143D1	27.28	28.36	3.21	1.08	1.07	0.48	0.17	0.01	0.07	0.10	0.49	1.73	0.01	0.04	103
WBJV145D0	558.51	559.61	3.13	1.10	1.03	0.54	0.06	0.07	0.07	0.10	0.49	1.70	0.02	0.05	105
WBJV145D1	39.72	40.83	3.94	1.11	1.88	0.67	0.33	0.02	0.10	0.15	0.71	2.90	0.01	0.10	106
WBJV145D2	43.26	44.36	3.39	1.10	1.27	0.45	0.19	0.03	0.08	0.11	0.55	1.94	0.01	0.07	105
WBJV153D0	549.98	550.89	4.26	0.91	3.26	1.07	0.54	0.04	0.14	0.25	1.07	4.91	0.01	0.11	87
WBJV153D1	45.09	46.42	4.08	1.33	2.99	1.39	0.48	0.05	0.14	0.23	1.00	4.91	0.03	0.13	126
WBJV154D4	53.31	54.39	3.13	1.08	0.82	0.28	0.15	0.01	0.07	0.08	0.43	1.26	0.00	0.03	103
WBJV156D0	685.20	686.58	3.93	1.38	2.30	0.54	0.38	0.02	0.11	0.18	0.82	3.24	0.00	0.07	131
WBJV156D1	66.60	68.83	3.96	2.23	3.43	1.21	0.45	0.02	0.15	0.26	1.12	5.11	0.01	0.08	212
WBJV170D0	267.32	268.32	3.45	1.00	2.89	1.09	0.47	0.02	0.13	0.22	0.98	4.46	0.00	0.04	95
WBJV170D1	22.77	23.93	3.74	1.16	3.31	1.38	0.51	0.02	0.15	0.25	1.09	5.22	0.00	0.07	110
WBJV178D0	331.13	332.56	3.68	1.43	2.48	0.86	0.39	0.02	0.12	0.20	0.87	3.74			136
WBJV178D1	51.44	53.35	3.70	1.91	4.74	2.28	0.70	0.04	0.19	0.35	1.46	7.76			182
WBJV002D0	555.90	557.60	3.80	1.70	2.02	0.72	0.28	0.01	0.10	0.16	0.75	3.04	0.00	0.12	158
WBJV002D1	105.11	106.11	3.79	1.00	2.12	0.74	0.30	0.01	0.11	0.17	0.77	3.17	0.01	0.10	93
WBJV002D2	16.66	17.86	3.81	1.20	2.21	0.73	0.31	0.01	0.11	0.18	0.80	3.25	0.01	0.09	111
WBJV005D0	483.90	485.70	3.79	1.80	0.50	0.19	0.11	0.00	0.05	0.06	0.35	0.80	0.00	0.08	167
WBJV012D0	69.90	71.00	3.32	1.10	0.11	0.05	0.02	0.01	0.04	0.03	0.24	0.19	0.00	0.03	102
WBJV013D1	124.11	125.21	3.81	1.10	0.26	0.07	0.07	0.01	0.05	0.04	0.28	0.41	0.01	0.06	102
WBJV016D1	41.90	43.30	3.80	1.40	2.14	0.55	0.29	0.02	0.11	0.17	0.78	3.00	0.00	0.07	130
WBJV018D1	45.02	46.42	3.54	1.40	1.67	0.68	0.25	0.02	0.09	0.14	0.66	2.62	0.00	0.09	130
WBJV020D0	96.30	97.50	3.57	1.20	0.55	0.04	0.10	0.01	0.06	0.06	0.36	0.70	0.01	0.06	111
WBJV020D1	26.50	27.60	3.67	1.10	1.32	0.12	0.29	0.01	0.08	0.12	0.56	1.74	0.01	0.07	102
WBJV021D0	280.50	281.70	3.67	1.20	3.80	1.66	0.41	0.05	0.16	0.28	1.22	5.91	0.03	0.10	111
WBJV021D1	89.85	90.85	3.66	1.00	2.18	0.75	0.26	0.03	0.11	0.17	0.79	3.22	0.01	0.11	93
WBJV024D0	282.96	283.96	3.24	1.00	0.79	0.44	0.09	0.02	0.06	0.08	0.42	1.34	0.00	0.05	93
WBJV024D1	63.00	64.00	3.41	1.00	0.96	0.56	0.10	0.03	0.07	0.09	0.47	1.65	0.01	0.07	93
WBJV025D0	121.48	123.17	3.74	1.69	2.76	0.85	0.33	0.02	0.13	0.21	0.94	3.97	0.02	0.10	157
WBJV025D1	40.20	42.68	3.77	2.48	3.40	2.63	0.37	0.08	0.15	0.26	1.11	6.49	0.02	0.12	230
WBJV027D1	58.03	59.03	3.13	1.00	0.23	0.09	0.05	0.01	0.05	0.04	0.28	0.38	0.00	0.04	93
WBJV027D2	99.33	100.35	3.64	1.02	0.29	0.11	0.06	0.01	0.05	0.05	0.29	0.47	0.01	0.07	95
WBJV028D0	221.91	224.65	3.74	2.74	3.11	1.59	0.37	0.05	0.14	0.24	1.03	5.12	0.01	0.09	254
WBJV028D1	71.64	74.21	3.76	2.57	4.37	2.46	0.38	0.07	0.18	0.32	1.37	7.29	0.01	0.11	238
WBJV034D0	478.44	479.60	3.37	1.16	0.18	0.11	0.04	0.01	0.04	0.04	0.26	0.34	0.00	0.07	108
WBJV034D1	48.34	49.34	3.24	1.00	0.16	0.05	0.05	0.01	0.04	0.04	0.26	0.27	0.00	0.04	93
WBJV037D0	46.06	47.06	3.71	1.00	2.90	1.16	0.35	0.05	0.13	0.22	0.98	4.47	0.01	0.07	93
WBJV039D0	136.99	137.99	3.37	1.00	0.50	0.14	0.06	0.01	0.05	0.06	0.34	0.71	0.00	0.04	93
WBJV040D0	433.12	434.14	3.12	1.02	0.04	0.02	0.01	0.01	0.04	0.03	0.22	0.08	0.00	0.03	95
WBJV040D1	61.75	62.75	3.20	1.00	0.21	0.11	0.05	0.01	0.05	0.04	0.27	0.38	0.00	0.04	93
WBJV047D0	47.52	48.52	3.20	1.00	0.42	0.27	0.06	0.01	0.05	0.06	0.33	0.77	0.00	0.04	93
WBJV054D0	337.40	338.47	3.40	1.07	1.02	0.35	0.13	0.02	0.05	0.07	0.29	1.52	0.00	0.11	99
WBJV054D1	17.38	18.50	3.29	1.12	1.48	0.66	0.23	0.02	0.06	0.11	0.49	2.38			104
WBJV055D1	28.85	30.00	3.65	1.15	0.50	0.05	0.14	0.01	0.09	0.08	0.55	0.69	0.00	0.07	107
WBJV057D1	71.70	72.80	3.42	1.10	0.90	0.30	0.14	0.01	0.04	0.06	0.29	1.35			102
WBJV058D1	37.95	39.12	3.56	1.17	0.37	0.14	0.12	0.01	0.08	0.06	0.43	0.63			108
WBJV059D0	200.62	203.22	3.77	2.60	0.46	0.13	0.14	0.01	0.08	0.08	0.53	0.74			241
WBJV068D0	267.02	268.27	3.61	1.25	1.79	0.82	0.30	0.02	0.09	0.15	0.68	2.93	0.00	0.07	116
WBJV068D1	26.38	27.74	3.77	1.36	2.74	1.00	0.45	0.01	0.11	0.20	0.88	4.20	0.00	0.06	126
WBJV070RDRIL	52.23	53.73	3.37	1.50	0.18	0.04	0.05	0.01	0.04	0.04	0.26	0.28	0.00	0.05	139
WBJV071D0	54.51	55.62	3.47	1.11	0.11	0.09	0.04	0.01	0.04	0.03	0.24	0.25	0.00	0.04	103
WBJV073D0	159.02	160.17	3.72	1.15	3.00	1.33	0.53	0.03	0.12	0.22	0.99	4.89	0.01	0.07	107
WBJV073D1	98.22	99.32	3.66	1.10	3.38	1.42	0.61	0.04	0.15	0.26	1.10	5.45	0.01	0.07	102
WBJV078D0	72.25	73.66	3.26	1.41	0.39	0.27	0.08	0.01	0.05	0.05	0.32	0.76	0.00	0.04	131
WBJV086D1	30.70	32.96	3.79	2.26	0.51	0.25	0.16	0.01	0.10	0.09	0.61	0.93	0.00	0.05	210
WBJV089D1	121.72	122.72	3.64	1.00	2.04	0.22	0.09	0.01	0.10	0.17	0.75	2.36	0.00	0.05	93
WBJV096D0	417.84	418.83	3.13	0.99	0.57	0.22	0.09	0.01	0.06	0.06	0.36	0.88	0.00	0.03	92
WBJV099D0	453.90	455.04	3.54	1.14	1.38	1.28	0.26	0.04	0.08	0.12	0.58	2.96	0.01	0.07	106
WBJV102D0	467.13	468.23	3.40	1.10	0.97	0.62	0.14	0.02	0.07	0.09	0.47	1.76	0.01	0.09	102
WBJV102D2	122.34	123.49	3.07	1.15	0.72	0.24	0.13	0.02	0.06	0.08	0.40	1.10	0.00	0.03	107
WBJV122D0	473.29	474.93	3.78	1.64	2.45	1.10	0.48	0.02	0.12	0.19	0.86	4.05	0.01	0.09	152
WBJV130D1	84.70	85.74	3.91	1.04	2.63	0.94	0.38	0.03	0.12	0.21	0.91	3.98	0.01	0.09	96
WBJV130D2	88.69	89.85	3.86	1.16	2.59	0.71	0.41	0.01	0.12	0.20	0.90	3.72	0.01	0.07	108
WBJV133D0	527.26	528.47	3.01	1.21	0.67	0.18	0.09	0.01	0.06	0.07	0.39	0.95	0.00	0.03	112
WBJV133D1	27.36	28.36	2.96	1.00	0.41	0.16	0.06	0.01	0.05	0.05	0.32	0.64	0.00	0.03	93
WBJV139D2	23.40	24.40	3.08	1.00	0.02	0.02	0.01	0.01	0.04	0.03	0.22	0.06	0.00	0.03	93
WBJV007D0	255.70	256.80	3.73	1.10	2.27	0.66	0.22	0.03	0.11	0.18	0.81	3.18	0.00	0.07	98
WBJV008D0	324.10	325.30	3.52	1.20	0.60	0.24	0.12	0.01	0.06	0.07	0.37	0.97	0.00	0.06	107
WBJV008D1	102.35	103.55	3.71	1.20	1.51	0.60	0.19	0.01	0.09	0.13	0.61	2.32	0.00	0.10	107
WBJV009D0	279.70	281.10	3.77	1.40	0.37	0.09	0.08	0.01	0.05	0.05	0.31	0.55	0.00	0.07	125
WBJV009D3	46.10	47.50	3.74	1.40	0.61	0.17	0.13	0.01	0.06	0.07	0.37	0.92	0.00	0.06	125
WBJV014D0	247.40	248.40	3.69	1.00	0.33	0.10	0.08	0.01	0.05	0.05	0.30	0.52	0.00	0.07	89
WBJV014D1	47.20	48.20	3.44	1.00	0.17	0.05	0.03	0.01	0.04	0.04	0.26	0.26	0.00	0.04	89
WBJV022D0	99.13	100.95	3.79	1.82	0.14	0.06	0.04	0.01	0.04	0.04	0.25	0.25	0.00	0.05	162
WBJV022D1	38.69	40.61	3.55	1.92	0.38	0.08	0.08	0.01	0.05	0.05	0.31	0.55	0.00	0.06	171
WBJV023D0	201.75	204.50	3.64	2.75	1.85	0.61	0.28	0.02	0.10	0.15	0.70	2.76	0.01	0.07	245
WBJV038D2	67.00	69.10	3.02	2.10	0.19	0.07	0.02	0.01	0.04	0.04	0.26	0.29			187
WBJV052D0	190.63	191.72	3.47	1.09	0.60	0.19	0.05	0.01	0.04	0.05	0.19	0.85	0.00	0.05	97
WBJV053D1	45.90	46.90	3.52	1.00	0.26	0.10	0.07	0.01	0.05	0.05	0.32	0.44	0.00	0.07	89
WBJV053D2	53.49	54.71	3.71	1.22	0.36	0.30	0.10	0.02	0.06	0.05	0.42	0.77	0.00	0.06	109
WBJV060D0	248.46	249.78	3.58	1.32	2.30	0.81	0.38	0.02	0.09	0.16	0.72	3.51			118
WBJV060D1	49.37	50.86	3.76	1.49	3.87	0.87	0.48	0.03	0.16	0.27	1.24	5.24			133
WBJV064D0	242.53	245.02	3.65	2.49	0.55	0.11	0.14	0.01	0.08	0.08	0.50	0.81			222
WBJV064D1	33.84	35.79	3.67	1.95	0.54	0.13	0.15	0.01	0.10	0.09	0.64	0.82			174
WBJV065D0	315.77	316.91	3.25	1.14	0.15	0.09	0.05	0.01	0.03	0.02	0.17	0.29			102
WBJV065D1	31.19	32.37	3.20	1.18	0.07	0.03	0.02	0.01	0.03	0.02	0.06	0.13			105
WBJV067D0	375.25	378.34	3.72	3.09	3.48	1.36	0.50	0.02	0.15	0.26	1.10	5.36	0.00	0.07	275
WBJV083D0	181.10	182.37	3.76	1.27	0.62	0.10	0.18	0.01	0.06	0.07	0.38	0.90	0.00	0.04	113
WBJV083D1	51.31	52.69	3.81	1.38	0.51	0.33	0.15	0.01	0.06	0.06	0.35	1.01	0.00	0.06	123
WBJV084D1	69.97	71.09	3.75	1.12	2.93	0.98	0.38	0.03	0.13	0.23	1.00	4.32	0.01	0.08	100
WBJV085D0	508.65	510.16	3.74	1.51	2.76	0.86	0.42	0.01	0.13	0.21	0.94	4.05	0.00	0.06	135
WBJV085D1	57.62	59.16	3.72	1.54	3.16	1.20	0.46	0.01	0.14	0.24	1.05	4.83	0.00	0.06	137
WBJV100D0	407.06	409.70	3.50	2.64	1.67	0.67	0.24	0.01	0.09	0.14	0.65	2.59	0.01	0.06	235
WBJV105D0	450.36	451.44	3.39	1.08	1.40	0.45	0.20	0.01	0.08	0.12	0.58	2.06	0.01	0.06	96
WBJV105D2	96.31	97.31	3.14	1.00	0.33	0.06	0.08	0.02	0.05	0.05	0.30	0.49	0.01	0.06	89
WBJV108D0	421.76	423.27	3.62	1.51	1.94	0.53	0.32	0.02	0.10	0.16	0.72	2.80	0.01	0.08	135
WBJV108D2	96.84	98.00	3.68	1.16	3.06	1.19	0.36	0.03	0.14	0.23	1.02	4.65	0.02	0.09	103
WBJV113D0	429.19	430.46	3.39	1.27	1.36	0.30	0.18	0.01	0.08	0.12	0.57	1.85	0.01	0.06	113
WBJV113D1	26.10	28.00	3.28	1.90	1.33	0.29	0.17	0.01	0.08	0.12	0.56	1.80	0.01	0.06	169
WBJV113D2	33.46	34.65	3.24	1.19	0.79	0.24	0.06	0.01	0.06	0.08	0.42	1.10	0.00	0.05	106
WBJV115D0	435.31	438.35	3.72	3.04	1.39	0.33	0.21	0.01	0.08	0.12	0.58	1.95	0.01	0.07	271
WBJV115D1	49.76	53.06	4.10	3.30	3.64	1.59	0.52	0.04	0.16	0.27	1.17	5.79	0.01	0.08	294
WBJV115D2	65.66	69.39	4.20	3.73	3.49	1.53	0.51	0.03	0.15	0.26	1.13	5.55	0.01	0.09	332
WBJV117D0	369.19	370.39	3.43	1.20	1.88	0.58	0.27	0.01	0.10	0.15	0.71	2.75	0.01	0.07	107
WBJV118D0	478.33	479.61	3.54	1.28	1.20	0.59	0.22	0.01	0.08	0.11	0.53	2.02	0.01	0.07	114
WBJV118D1	49.53	50.73	3.42	1.20	1.58	0.33	0.21	0.01	0.09	0.13	0.63	2.14	0.00	0.06	107
WBJV121D0	387.17	388.70	4.07	1.53	3.89	2.31	0.68	0.07	0.16	0.29	1.24	6.95	0.02	0.11	136
WBJV129D2	62.68	63.89	3.89	1.21	2.77	0.98	0.40	0.02	0.13	0.22	0.95	4.16	0.00	0.08	108
WBJV138D0	390.62	392.03	3.96	1.41	2.73	0.83	0.45	0.01	0.13	0.21	0.93	4.02	0.01	0.08	126
WBJV138D2	57.23	59.01	3.99	1.78	3.10	0.71	0.45	0.01	0.14	0.24	1.03	4.27	0.00	0.09	159
WBJV140D1	35.62	36.89	3.29	1.27	1.17	0.38	0.19	0.01	0.08	0.11	0.52	1.75	0.00	0.06	113
WBJV140D2	40.65	41.75	3.49	1.10	1.83	0.60	0.30	0.01	0.10	0.15	0.70	2.74	0.00	0.06	98
WBJV171D1	72.03	73.08	3.71	1.05	2.22	0.60	0.37	0.02	0.11	0.18	0.80	3.22	0.02	0.09	94
WBJV171D2	77.82	79.04	3.51	1.22	1.98	1.21	0.25	0.04	0.10	0.16	0.74	3.48	0.02	0.08	109
WBJV174D0	387.65	389.14	3.58	1.49	2.70	1.26	0.46	0.02	0.13	0.21	0.93	4.45			133
WBJV174D2	70.06	71.50	3.77	1.44	3.17	1.12	0.53	0.02	0.14	0.24	1.05	4.84			128
WBJV177D0	328.06	329.29	3.31	1.23	1.17	0.40	0.15	0.06	0.08	0.11	0.52	1.78			110
WBJV179D0	350.25	352.20	3.65	1.95	2.45	1.28	0.43	0.03	0.12	0.19	0.86	4.19			174

ITEM 15: SAMPLE PREPARATION, ANALYSES AND SECURITY
Item 15(a): Persons Involved in Sample Preparation
Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a PTM geologist and transported to the exploration office by PTM personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by PTM. The core yard manager is responsible for checking all drilled core pieces and recording the following information:
•	Drillers’ depth markers (discrepancies are recorded).
•	Fitment and marking of core pieces.
•	Core losses and core gains.
•	Grinding of core.
•	One-meter-interval markings on core for sample referencing.
•	Re-checking of depth markings for accuracy.
Core sampling is carried out by a qualified geologists under the supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported by PTM contractors.

Item 15(b): Sample Preparation, Laboratory Standards and Procedures
When samples are prepared for shipment to the analytical facility the following steps are followed:
•	Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing.
•	The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form.
•
The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

•
The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site.

•
Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

For the present database, field samples have been analyzed by three different laboratories: ALS Chemex (South Africa), Genalysis (Australia) and currently Set Point laboratories (South Africa). Samples from borehole WBJV008 onwards were sent to the Set Point laboratory preparation facility at Mokopane.
Transportation from their preparation laboratory in Mokopane to their laboratory in Johannesburg was done under secure conditions as required by PTM. Dr B Smee has accredited Set Point Laboratories.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analysed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimise losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium (Rh), which volatilises in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for ICP analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analysed for Au and PGM’s by the technique of ICP-OES (inductively coupled plasma–optical emission spectrometry).

Item 15(c): Quality Assurance and Quality Control (QA&QC) Procedures and Results
The PTM protocols for quality control are as follows:
1.	The project geologist (Mr A du Plessis) oversees the sampling process.
2.	The core yard manager (Mr P Pitjang) oversees the core quality control.
3.	The exploration geologists (Ms B Kgetsi, Mr A Nyilika and Mr L Radebe) and the sample technicians (Mr I Ernst and Mr LJ Selaki) are responsible for the actual sampling process.
4.	The project geologist oversees the chain of custody.
5.	The internal QP (Mr W Visser) verifies both processes and receives the laboratory data.
6.	The internal resource geologist (Mr T Botha) and the database manager (Mr M Rhantho) merge the data and produce the SABLE sampling log with assay values.
7.	Together with the project geologist, the resource geologist determines the initial mining cut.
8.	The external auditor (Mr N Williams) verifies the sampling process and signs off on the mining cut.
9.	The second external database auditor (Mr A Deiss) verifies the SABLE database and highlights QA&QC failures.
10.	Ms E Aling runs the QA&QC graphs (standards, blanks and duplicates) and reports anomalies and failures to the internal QP.
11.	The internal QP requests re-assays.
12.	Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory.

Standards
The following analytical standards were used to asses the accuracy and possible bias of assay values for Platinum (Pt) and Palladium (Pd). Rhodium (Rh) and Gold (Au) were monitored where data for the standards were available, but standards were not failed on Rh and Au alone.

Table 6: Standards used for QA&QC

Standard type	Pt	Pd	Rh	Au
CDN-PGMS-5	Yes	Yes	-	-
CDN-PGMS-6	Yes	Yes	-	Yes
CDN-PGMS-7	Yes	Yes	-	Yes
CDN-PGMS-11	Yes	Yes	-	Yes
AMIS0005	Yes	Yes	Yes	-
AMIS0007	Yes	Yes	Yes	-
AMIS0010	Yes	Yes	-	-

Generally the standards are inserted in place of the fifteenth sample in the sample sequence. The standards are stored in sealed containers and considerable care is taken to ensure that they are not contaminated in any manner (e.g. through storage in a dusty environment, being placed in a less than pristine sample bag or being in any way contaminated in the core saw process).

Assay testing refers to Round Robin programmes involving collection and preparation of material of varying matrices and grades, to provide homogeneous material for developing reference materials (standards) necessary for monitoring assaying. Assay testing is also useful in ensuring that analytical methods are matched to the mineralogical characteristics of the mineralisation being explored. Samples are sent to a sufficient number of international testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.

Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material. A single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean, and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean. Reasons why standards failed may include database errors, selection of wrong standards in the field, sample mis-ordering errors and bias from the laboratory. A failed standard is considered to be cause for re-assay if it falls within a determined mining cut for either the Merensky or UG2 Reefs (MRMC and UG2MC). The bulk of the economic value of the reefs is located within the combined value for Pt and Pd with Rh and Au comprising only 10% of the 4E value (refer to Item 3 for the prill splits). As requested by a result, standards that failed for Rh and/or Au (Rh evaluated for AMIS0005, AMIS0007 and AMIS0010 standards; Au evaluated for CDN-PGMS-5, 6, 7 and 11) are not included in the final results as the influence is deemed as not of material economic value.

Of the submitted 1,791 standard samples the total number of standards that failed for Pt and/or Pd based on 3SD deviations equals 39. Of these, only 8 are deemed to be true failures (present within the mining cut) and caused by laboratory problems which constitute a mere 0.4% failure rate.

Blanks
The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralisation) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample 5 in a given sampling sequence.

Of the submitted 1,812 blanks, only eight failed, with several failures most likely the result of data entry errors in the field. This constitutes a mere 0.44% failure rate.

Duplicates
The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation cutting splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error.

Field duplicates were, however, not used on this project by very significant reason of the assemblage of the core. Firstly, BQ core has an outer diameter of only 36.2mm. Secondly, it is friable and brittle owing to the chrome content: this makes it extremely difficult to quarter the core, which usually ends up in broken pieces and not a solid piece of core.

Because of this problem, the laboratory was asked to regularly assay split pulp samples as a duplicate sample to monitor analytical precision.

Assay Validation
Although samples are assayed with reference materials, an assay validation programme is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralisation being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The assay validation programme entails:-
•	a re-assay programme conducted on standards that failed the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;
•	ongoing blind pulp duplicate assays at Set Point Laboratory;
•	check assays conducted at an independent assaying facility (Genalysis).

Re-assay
This procedure entails re-submission and re-assaying of failed standard #2 together with standard #1 submitted before and standard #3 submitted after the particular failed standard #2, as well as all submitted field samples (pulps) in between #1 and #3.

Item 15(d): Adequacy of Sampling Procedures, Security and Analytical Procedures
Sampling Procedures
The QA&QC practice of PTM is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/mining cut so that populations used in the geostatistical modelling are not mixed; this makes for a high degree of reliability in estimates of resources/reserves.

The author of this report (the independent QP) relied on subordinate qualified persons for the following:
•
correct sampling procedures (marking, cutting, labelling and packaging) were followed at the exploration office and accurate recording (sample sheets and digital recording in SABLE) and chain-of-custody procedures were followed;

•	adequate sampling of the two economic horizons (Merensky and UG2 Reefs) was done;
•	preparations by PTM field staff were done with a high degree of precision and no deliberate or inadvertent bias;
•	correct procedures were adhered to at all points from field to database;
•	PTM’s QA&QC system meets or exceeds the requirements of NI 43-101 and mining best practice; and that
•	the estimates provided for the Merensky and UG2 Reefs are a fair and valid representation of the actual in-situ value.

The QP’s view is supported by Mr N Williams, who audited the whole process (from field to database), and by Mr A Deiss, who regularly audits the SABLE database for correct entry and integrity and also verifies the standards, blanks and duplicates within the database as a second check to the QA&QC graphs run by Ms E Aling.

Security
Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

During the process of transportation between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility. The original chain-of-custody document always accompanies the samples to their final destination.

The supervising geologist ensures that the analytical facility is aware of the PTM standards and requirements. It is the responsibility of the analytical facility to inspect for evidence of possible contamination of, or tampering with, the shipment received from PTM. A photocopy of the chain-of-custody document, signed and dated by an official of the analytical facility, is faxed to PTM’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to PTM along with the signed analytical certificate/s.

The analytical facility’s instructions are that if they suspect the sample shipment has been tampered with, they will immediately contact the supervising geologist, who will arrange for someone in the employment of PTM to examine the sample shipment and confirm its integrity prior to the start of the analytical process.

If, upon inspection, the supervising geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the PTM management in writing and will decide, with the input of management, how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and unsuitable as a basis for a news release until additional sampling, quality control checks and examination prove their validity.

Should there be evidence or suspicions of tampering or contamination of the sampling, PTM will immediately undertake a security review of the entire operating procedure. The investigation will be conducted by an independent third party, whose the report is to be delivered directly and solely to the directors of PTM, for their consideration and drafting of an action plan. All in-country exploration activities will be suspended until this review is complete and the findings have been conveyed to the directors of the company and acted upon.

Adequacy of Analytical Procedures
The QA&QC practice of PTM is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/mining cut so that populations used in the geostatistical modelling are not mixed; this makes for a high degree of reliability in estimates of resources/reserves.

ITEM 16: DATA VERIFICATION
Item 16(a): Quality Control Measures and Data Verification
All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4-size logging sheets. After being captured manually, the data is electronically captured in a digital logging program (SABLE). For this exercise the program has very specific requirements and standards. Should the entered data not be in the set format the information is rejected. This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into a modelling package (DATAMINE). Modelling packages are rigorous in their rejection of conflicting data, e.g. the input is aborted if there are any overlaps in distances or inconsistencies in stratigraphic or economic horizon nomenclature. This is the second stage of verification. Once these stages of digital data verification are complete, a third stage is generated in the form of section construction and continuity through DATAMINE. The lateral continuity and the packages of hanging wall and footwall stratigraphic units must align or be in a format consistent with the general geometry. If this is not the case, the information is again aborted.

The final stage of verification is of a geostatistical nature, where population distributions, variance and spatial relationships are considered. Anomalies in grade, thickness, isopach or isocon trends are noted and questioned. Should inconsistencies and varying trends be un-explainable, the base data is again interrogated, and the process is repeated until a suitable explanation is obtained.

Item 16(b): Verification of Data
The geological and economic base data has been verified by Mr A Deiss and has been found to be acceptable.

Item 16(c): Nature of the Limitations of Data Verification Process
As with all information, inherent bias and inaccuracies can and may be present. Given the verification process that has been carried out, however, should there be a bias or inconsistency in the data, the error would be of no material consequence in the interpretation of the model or evaluation. The data is checked for errors and inconsistencies at each step of handling. The data is also rechecked at the stage where it is entered into the deposit-modelling software. In addition to ongoing data checks by project staff, the senior management and directors of PTM have completed spot audits of the data and processing procedures. Audits have also been done on the recording of borehole information, the assay interpretation and final compilation of the information. The individuals in PTM’s senior management and certain directors of the company who completed the tests and designed the processes are non-independent mining or geological experts.

Item 16(d): Possible reasons for not having completed a Data Verification Process
There are no such reasons. All PTM data has been verified before being statistically processed.

ITEM 17: ADJACENT PROPERTIES
Item 17 (a) Comment on Public-Domain Information about Adjacent Properties
The adjacent property to the south of the WBJV is the Bafokeng Rasimone Platinum Mine (BRPM), which operates under a joint-venture agreement between Anglo Platinum and the Royal Bafokeng Nation. The operation lies directly to the south of the project area and operating stopes are within 1,500m of the WBJV current drilling area. This is an operational mine and the additional information is published in Anglo Platinum’s 2006 Annual Report, which can be found on the www.angloplats.com website.

The Royal Bafokeng Nation has itself made public disclosures and information with respect to the property and these can be found on www.rbr.co.za.

The AP website includes the following points (Annual Report, 2006):
•
Originally, the design was for 200,000 tons per month Merensky Reef operation from twin declines using a dip-mining method. The mine also completed an opencast Merensky Reef and UG2 Reef operation, and mechanised mining was started in the southern part of the mine.

•	The planned steady state would be 220,000 tons per month, 80% from traditional breast mining. As a result of returning to traditional breast mining the development requirements are reduced.
•	The mining plan reverted to single skilled operators.
•	The mine mills about 2,400,000 tons per year with a built-up head grade of 4.31g/t 4E in 2006.
•	For 2006 the production was 217,800 equivalent refined platinum ounces.
•	Operating costs per ton milled in 2002, 2003, 2004, 2005 and 2006 were R284/t, R329/t, R372/t, R378/t and R385/t respectively.

The adjacent property to the north of the WBJV is Wesizwe Platinum Limited. The Pilanesberg project of Wesizwe is situated on the farms Frischgewaagd 96 JQ, Ledig 909 JQ, Mimosa 81 JQ and Zandrivierpoort 210 JP. An exploration programme is still actively being conducted.

Wesizwe’s interim report for the six months ended 30 June 2006 published by Wesizwe included a resource declaration on the Merensky and the UG2 Reef horizons. The statement was prepared in accordance with Section 12 of listing requirements of the JSE and the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC code). This estimate is in the public domain, is relevant to the estimate under this report and can not be reported here as it is not a historical estimate or within the scope of a NI 43-101 report.

Down-dip to the east is AP’s Styldrift project of which AP’s attributable interest is 50% of the Mineral Resource and Mineral Reserves. The declared 2006 resource for the project , which is in the public domain, is relevant to the estimate under this report and can not be reported here as it is not a historical estimate or within the scope of a NI 43-101 report.
Item 17 (b) Source of Adjacent Property Information
The BRPM operations information is to be found on website www.angloplats.com and the Royal Bafokeng Nation’s information on website www.rbr.co.za. Wesizwe Platinum Limited information is on website www.wesizwe.co.za and the Styldrift information on website www.angloplats.com.

Item 17 (c) Relevance of the Adjacent Property Information
The WBJV deposit is a continuation of the deposit concerned in the BRPM operations and the Wesizwe project, and the information obtained from BRPM and Wesizwe is thus of major significance and appropriate in making decisions about the WBJV.

The technical information on adjoining properties has been sourced from public domain information and has not been verified by the QP of this report.

Item 17 (d) Application of the Adjacent Property Information
BRPM and Styldrift information from AP was used in the estimation of Mineral Resources. However, the details of this information could not be disclosed as a confidentiality agreement exists between PTM and AP.

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING
Initial testwork carried out at SGS Lakefield Research (Pty) Ltd. during the PFS stage had indicated the following:-
•	Merensky and UG2 Rod and Ball Mill Work Index determinations showed that Merensky was harder than UG2.
•	Flotation performance using an MF2 circuit indicated that final cleaner concentrate recoveries of 4E’s of around 85% were achievable at a grade of 150g/t
•	Mineralogical investigation showed the major fraction of PGM occurrence (77%) to be associated with sulphides
Metallurgical test work is now being undertaken by the Council for Mineral Technology (Mintek) on freshly drilled bore core deflections from holes known to have reflected good mineralization, on both Merensky and UG2 reefs. Mineralized bore cores were sectioned on site in lengths equivalent to the planned mining width and transferred to Mintek. The majority of the cores were selected from an area extending outwards from the main shaft position, so that emphasis is placed on the first few years of production. Fifteen borehole sites were revisited, the drilling producing five deflection cores per hole.

An exhaustive metallurgical test work programme is planned to provide final Process Design Criteria (PDC) for the flow sheet, including mineralogy, comminution, flotation, solid/liquid separation and residue disposal. Flotation test work will be monitored by Eurus Mineral Consultants, specialists in the scaling up of laboratory bench test flotation performance to plant scale. PDC so obtained will be transferred as it becomes available to GRD-Minproc to confirm the plant design.
ITEM 19: MINERAL RESOURCE ESTIMATES
Item 19(a): Standard Resource and Reserve Reporting System
The author has classified the Mineral Resources according to the SAMREC Code and are compliant with NI 43-101.

Item 19(b): Comment on Resource and Reserve Subsets
This report deals primarily with the Mineral Resources. No Mineral Reserves have been classified.

Item 19(c): Comment on Inferred Resource
Inferred Mineral Resources have been classified, however no addition of the Inferred Mineral Resources to other Mineral Resource categories has taken place.

Item 19(d): Relationship of the QP to the Issuer
Apart from having been contracted to compile this report, the QP has no commercial or other relationship with PTM.

Item 19(e): Detailed Mineral Resource Tabulation
From the interpolated block model, Measured, Indicated and Inferred Mineral Resources were estimated. Table 7 shows the tonnage and grade for each reef at specific cut-off grades for 4E (cmg/t.). The cut-off grade categories are based on content as the interpolation was carried out on content, as was the mechanism for the change of support or post processing.

Table 7: Mineral Resource for the Merensky and UG2 Reefs

Measured Mineral Resource (4E)	Cut-off (cmg/t)	Million Tonnes	Grade 4E (g/t)	Mining Width (m)	Tons PGM (4E)	Moz PGMs (4E)
Project 1 MR	300	6.305	7.03	1.18	44.324	1.425
Project 1 UG2	300	7.165	3.75	1.56	26.869	0.864
Total Measured	300	13.470	5.29	1.38	71.193	2.289

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	4.50	27%	1.90	4%	0.28	5%	0.35
Project 1 UG2	63%	2.36	26%	0.98	10%	0.38	1%	0.03

Indicated Mineral Resource (4E)	Cut-off (cmg/t)	Million Tonnes	Grade 4E (g/t)	Mining Width (m)	Tons PGM (4E)	Moz PGMs (4E)
Project 1 MR	300	12.181	6.78	1.22	82.587	2.655
Project 1 UG2	300	18.579	3.96	1.44	73.573	2.365
Total Indicated	300	30.760	5.077	1.35	156.16	5.020

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	4.34	27%	1.83	4%	0.27	5%	0.34
Project 1 UG2	63%	2.50	26%	1.03	10%	0.40	1%	0.03

Inferred Mineral Resource (4E)	Cut-off (cmg/t)	Million Tonnes	Grade 4E (g/t)	Mining Width (m)	Tons PGM (4E)	Moz PGMs (4E)
Project 1 MR	300	0.289	6.47	1.03	1.870	0.060
Project 1A MR	300	1.871	6.48	1.15	12.124	0.390
Project 1 UG2	300	2.387	4.40	1.49	10.503	0.338
Project 1A U2	300	2.973	5.00	1.57	14.865	0.478
Total Measured	300	7.520	5.23	1.42	39.362	1.266

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	4.14	27%	1.75	4%	0.26	5%	0.32
Project 1A MR	64%	4.15	27%	1.75	4%	0.26	5%	0.32
Project 1 UG2	63%	2.77	26%	1.14	10%	0.44	1%	0.05
Project 1A UG2	63%	3.15	26%	1.30	10%	0.50	1%	0.05
MR = Merensky Reef ; UG2 = Upper Group No. 2 chromitite seam; PGM = Platinum Group Metals.
The cut-offs for Inferred Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors.

Notes: Due to rounding inaccuracies, this should be read in conjunction with Item 19 (e)
    Project 1A was formally 37% of the Project 2 area
    Project 1A has a total of 0.537Moz Inferred Mineral Resources

A cut-off grade of 300cmg/t was selected as a resource cut-off. The reason for using the 300cmg/t cut-off is in compliance with responsible engineering practice to simulate probable working cost and flow of ore parameters, in order to report potentially economical resources.  The Mineral Resources are estimated by the kriging method of resource estimation. In keeping with best practice in resource estimation, an allowance for known and expected geological losses is made.

The prill split estimates of the platinum, palladium, rhodium and gold (4E) have been provided in compliance with NI 43-101. The individual prill splits are estimated by the kriging method on a similar bases as the combined 4E grades.

Item 19(f): Key Assumptions, Parameters and Methods of Resource Calculation
The following table details the number of boreholes used in the estimation of the Mineral Resources:-

Table 8: Borehole Data used in the estimation of the Mineral Resources

Data	Valid MR intercepts used for Model	Valid UG2 intercepts used for Model
No. of Boreholes (original & deflections) Project 1	129	152
No. of Boreholes (original & deflections) Project 1A	65*	31*
Includes intercepts from Project 1

Mining widths and 4E grades used in the resource estimation exercises are depicted in the diagrams below. The available borehole data was obtained from PTM. In the evaluation process the metal content (4E cmg/t) and reef width (cm) values are used. The reef width refers to the corrected mining cut reef width. The values have been interpolated into a 2D block model. The 4E grade (g/t) has been calculated from the interpolated content and reef width values. For modelling purposes on Project 1, the Merensky Reef was divided into eight geological domains and the UG2 consists of eight domains (Figure 16). The Merensky Reef on Project 1A was divided into three domains and the UG2 was divided into two domains. Grade and reef width estimates were calculated within specific geological domains.

Figure 13: Location of Boreholes

Platinum Group Metals
Location of Merensky and UG 2 Boreholes

MERENSKY REEF MINING MODEL
MERENSKY REEF BOREHOLE POSITIONS
-2810000.0 N
-2811000.0 N
-2812000.0 N
-2813000.0 N
-2814000.0 N
-2815000.0 N
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
12000.0 E
1:30000
0 250 500 750 1000 1250

UG2 REEF MINING MODEL
UG2 BOREHOLE POSITIONS
-2810000.0 N
-2811000.0 N
-2812000.0 N
-2813000.0 N
-2814000.0 N
-2815000.0 N
4000.0 E
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
12000.0 E
1:30000
0 250 500 750 1000 1250

Figure 14: MR and UG2 Channel Width

Platinum Group Metals
Channel Width Plots - Merensky and UG 2 Reefs

MERENSKY REEF MINING CUT MODEL
KRIGED CHANNEL WIDTH (cm)
Date: 10/18/07
Time: 12:04:43
CWSK
ABSENT
0-80
80-90
90-100
100-110
110-120
120-130
>130
1:35000
0 250 500 750 1000 1250 1500
-2809000.0 N
-2810000.0 N
-2811000.0 N
-2812000.0 N
-2813000.0 N
-2814000.0 N
-2815000.0 N

UG2 REEF MINING CUT MODEL
KRIGED CHANNEL WIDTH (cm)
Date: 10/18/07
Time: 11:50:52
ABSENT
0-100
100-130
130-160
160-190
190-220
220-250
>250
1:35000
0 250 500 750 1000 1250 1500
-2809000.0 N
-2810000.0 N
-2811000.0 N
-2812000.0 N
-2813000.0 N
-2814000.0 N
-2815000.0 N

Minxcon

Figure 15: UG2 and MR 4E Grades

Platinum Group Metals
4E Krig Grade Plots - Merensky and UG 2 Reefs

MERENSKY REEF MINING CUT MODEL
KRIGED 4E
Date: 10/18/07
Time: 12:11:58
CM3PGSK
ABSENT
0-300
300-600
600-900
900-1200
1200-1500
1500-2000
>2000
1:35000
0 250 500 750 1000 1250 1500

UG2 REEF MINING CUT MODEL
KRIGED 4E
Date: 10/18/07
Time: 12:02:33
CM3PGSK
ABSENT
0-300
300-600
600-900
900-1200
1200-1500
1500-2000
>2000
1:35000
0 250 500 750 1000 1250 1500

Minxcon

Figure 16: MR and UG2 Domains

Platinum Group Metals
Merensky and UG 2 Reef Domains

Merensky Reef Domains
N
-2809000.0 N
Project 1A
3
2
1
-2810000.0 N
-2811000.0 N
Project 1
3
4
-2812000.0 N
1
2
-2813000.0 N
6
7
8
5
-2814000.0 N
Scale
0
2km

UG 2 Reef Domains
N
Project 1A
2
1
Project 1
2
4
3
1
7
8
5
6
Scale
0
2km

Source: Minxcon

Minxcon

Statistical Analysis
Descriptive statistics in the form of histograms (frequency distributions) and probability plots (to evaluate the normality of the distribution of a variable) were used to develop an understanding of the statistical relationships. Skewness is a measure of the deviation of the distribution from symmetry (0 = no skewness). Kurtosis measures the "peakedness" of a distribution (3 = normal distribution).

Descriptive statistics for the Merensky and the UG2 Reefs are summarised below.

Table 9: Project 1 Merensky Reef Descriptive Statistics

Domain 1

Variable	Descriptive Statistics (Spreadsheet1)							
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM1_ALL_MRMC_PT	52	4.1213	0.11156	15.342	11.3	3.3541	1.60838	2.30832
DOM1_ALL_MRMC_PD	52	1.7812	0.05430	7.194	2.4	1.5527	1.75413	3.19571
DOM1_ALL_MRMC_RH	52	0.2527	0.01000	1.082	0.0	0.2232	2.15889	5.13273
DOM1_ALL_MRMC_AU	52	0.2947	0.01166	1.166	0.0	0.2095	1.69847	4.91544
DOM1_ALL_MRMC_3PGE_AU	79	6.5027	0.18752	24.228	23.6	4.8532	1.46022	2.31174
DOM1_ALL_MRMC_OS	52	0.0817	0.01940	0.265	0.0	0.0565	1.62142	2.06293
DOM1_ALL_MRMC_IR	52	0.1298	0.01960	0.498	0.0	0.1058	1.86407	3.24536
DOM1_ALL_MRMC_RU	52	0.5581	0.09089	1.919	0.2	0.4234	1.62651	2.02388
DOM1_ALL_MRMC_CU%	45	0.0869	0.00481	0.160	0.0	0.0385	-0.31050	-0.34327
DOM1_ALL_MRMC_NI%	45	0.2000	0.03258	0.403	0.0	0.0851	0.40874	0.12197
DOM1_ALL_MRMC_CMPT	52	540.6190	11.43095	3556.243	381199.0	617.4131	3.07253	11.57245
DOM1_ALL_MRMC_CMPD	52	238.5084	5.56351	1667.591	84899.1	291.3746	3.13072	12.00711
DOM1_ALL_MRMC_CMRH	52	33.5094	1.02465	239.276	1777.8	42.1643	3.37587	13.10764
DOM1_ALL_MRMC_CMAU	52	37.3371	1.19512	152.929	1033.1	32.1412	1.90376	4.44976
DOM1_ALL_MRMC_CM3PG	79	823.5659	19.21424	5616.039	749374.2	865.6640	3.07141	12.65712
DOM1_ALL_MRMC_CW	82	117.0648	89.10065	231.796	905.6	30.0938	1.92921	3.31934
DOM1_ALL_MRMC_CMOS	52	10.5750	1.98743	61.335	112.1	10.5867	2.94515	10.61302
DOM1_ALL_MRMC_CMIR	52	17.2210	2.00862	115.398	404.1	20.1031	3.13123	11.69688
DOM1_ALL_MRMC_CMRU	52	72.7021	9.31277	444.713	6037.2	77.6992	2.93827	10.53582

Domain 3

Variable	Descriptive Statistics (Spreadsheet5)							
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM3_ALL_MRMC_PT	8	0.6296	0.09637	1.6178	0.264	0.51338	1.10365	0.66845
DOM3_ALL_MRMC_PD	8	0.2866	0.05113	0.5626	0.031	0.17607	0.17228	-1.15761
DOM3_ALL_MRMC_RH	8	0.0440	0.01411	0.0971	0.001	0.02928	0.97834	-0.08577
DOM3_ALL_MRMC_AU	8	0.1111	0.02234	0.2417	0.005	0.06900	0.93562	0.85941
DOM3_ALL_MRMC_3PGE_AU	8	1.0712	0.18395	2.4536	0.587	0.76614	0.81370	-0.07460
DOM3_ALL_MRMC_OS	8	0.0227	0.00761	0.0436	0.000	0.01306	0.42973	-1.35480
DOM3_ALL_MRMC_IR	8	0.0286	0.00723	0.0669	0.001	0.02283	0.59572	-1.10366
DOM3_ALL_MRMC_RU	8	0.1261	0.04384	0.2716	0.007	0.08644	0.60777	-1.07087
DOM3_ALL_MRMC_CU%	8	0.0515	0.01667	0.0710	0.000	0.01721	-1.19113	1.64449
DOM3_ALL_MRMC_NI%	8	0.1202	0.04463	0.1625	0.002	0.03911	-1.10200	0.65304
DOM3_ALL_MRMC_CMPT	8	67.1737	10.38950	176.9403	3080.683	55.50390	1.22245	1.14161
DOM3_ALL_MRMC_CMPD	8	30.5275	5.51211	61.5306	349.478	18.69434	0.24650	-0.63608
DOM3_ALL_MRMC_CMRH	8	4.6855	1.52151	10.6180	9.968	3.15723	1.10074	0.37973
DOM3_ALL_MRMC_CMAU	8	11.9373	2.40831	25.5146	55.701	7.46332	0.77903	0.30200
DOM3_ALL_MRMC_CM3PG	8	114.3240	19.83143	268.3560	6811.248	82.53029	0.92481	0.39381
DOM3_ALL_MRMC_CW	8	106.7989	96.05764	117.9301	52.734	7.26182	0.02416	-0.52438
DOM3_ALL_MRMC_CMOS	8	2.4084	0.86860	4.7737	1.931	1.38958	0.60469	-0.86954
DOM3_ALL_MRMC_CMIR	8	3.0333	0.69481	7.3168	5.962	2.44176	0.73574	-0.65736
DOM3_ALL_MRMC_CMRU	8	13.3912	4.21160	29.7091	85.244	9.23279	0.75874	-0.56107

Domain 4

Variable	Descriptive Statistics (Spreadsheet7)							
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM4_ALL_MRMC_PT	13	3.4740	0.6096	8.114	6.6	2.5731	0.394352	-1.06342
DOM4_ALL_MRMC_PD	13	1.5032	0.3902	3.230	0.9	0.9539	0.280704	-1.18669
DOM4_ALL_MRMC_RH	13	0.2227	0.0377	0.550	0.0	0.1896	0.831177	-0.68805
DOM4_ALL_MRMC_AU	13	0.2100	0.0798	0.487	0.0	0.1225	0.982348	0.43972
DOM4_ALL_MRMC_3PGE_AU	16	5.1545	1.3145	12.355	12.1	3.4717	0.564109	-0.58334
DOM4_ALL_MRMC_OS	13	0.0729	0.0274	0.148	0.0	0.0416	0.456507	-1.06518
DOM4_ALL_MRMC_IR	13	0.1160	0.0352	0.271	0.0	0.0800	0.782307	-0.58062
DOM4_ALL_MRMC_RU	13	0.4942	0.1507	1.051	0.1	0.3109	0.408387	-1.11516
DOM4_ALL_MRMC_CU%	13	0.0771	0.0221	0.126	0.0	0.0338	-0.170840	-1.42913
DOM4_ALL_MRMC_NI%	13	0.1774	0.0880	0.286	0.0	0.0582	0.460266	-0.52341
DOM4_ALL_MRMC_CMPT	13	565.1278	69.5690	1973.638	361616.3	601.3454	1.391488	1.18881
DOM4_ALL_MRMC_CMPD	13	239.1646	39.3369	785.575	53716.4	231.7680	1.377695	1.18192
DOM4_ALL_MRMC_CMRH	13	38.0589	4.1249	127.564	2036.9	45.1318	1.324022	0.07428
DOM4_ALL_MRMC_CMAU	13	30.2239	8.0490	118.543	807.8	28.4217	2.851516	9.04135
DOM4_ALL_MRMC_CM3PG	16	787.5152	143.7699	3005.321	681664.7	825.6299	1.710987	2.46912
DOM4_ALL_MRMC_CW	16	131.2657	94.1537	243.243	2121.3	46.0575	1.641382	1.49558
DOM4_ALL_MRMC_CMOS	13	11.4749	3.1287	36.057	111.0	10.5358	1.407967	1.11689
DOM4_ALL_MRMC_CMIR	13	18.8735	4.0219	65.888	393.6	19.8401	1.532941	1.41133
DOM4_ALL_MRMC_CMRU	13	78.6145	17.1930	255.688	5768.8	75.9529	1.385813	1.10059

Table 10: Project 1A Merensky Reef Descriptive Statistics

Domain 1

Variable	Descriptive Statistics (Spreadsheet1)							
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM1_ALL_MRMC_PD	53	1.7601	0.05430	7.194	2.4	1.5454	1.77872	3.29168
DOM1_ALL_MRMC_RH	53	0.2501	0.01000	1.082	0.0	0.2218	2.18699	5.27395
DOM1_ALL_MRMC_AU	53	0.2913	0.01166	1.166	0.0	0.2089	1.71632	4.96345
DOM1_ALL_MRMC_3PGE_AU	53	6.3690	0.18752	24.228	27.2	5.2126	1.65411	2.60372
DOM1_ALL_MRMC_OS	52	0.0817	0.01940	0.265	0.0	0.0565	1.62142	2.06293
DOM1_ALL_MRMC_IR	52	0.1298	0.01960	0.498	0.0	0.1058	1.86407	3.24536
DOM1_ALL_MRMC_RU	52	0.5581	0.09089	1.919	0.2	0.4234	1.62651	2.02388
DOM1_ALL_MRMC_CU%	45	0.0869	0.00481	0.160	0.0	0.0385	-0.31050	-0.34327
DOM1_ALL_MRMC_NI%	45	0.2000	0.03258	0.403	0.0	0.0851	0.40874	0.12197
DOM1_ALL_MRMC_CMPT	53	534.7296	11.43095	3556.243	375706.5	612.9490	3.10476	11.81463
DOM1_ALL_MRMC_CMPD	53	236.2659	5.56351	1667.591	83533.0	289.0208	3.16657	12.28155
DOM1_ALL_MRMC_CMRH	53	33.2818	1.02465	239.276	1746.4	41.7897	3.41471	13.42145
DOM1_ALL_MRMC_CMAU	53	37.0296	1.19512	152.929	1018.2	31.9093	1.93410	4.59065
DOM1_ALL_MRMC_CM3PG	53	841.3068	19.21424	5616.039	932363.5	965.5897	3.12054	11.99083
DOM1_ALL_MRMC_CW	56	121.5032	89.10065	231.796	1197.9	34.6110	1.55350	1.56287
DOM1_ALL_MRMC_CMOS	52	10.5750	1.98743	61.335	112.1	10.5867	2.94515	10.61302
DOM1_ALL_MRMC_CMIR	52	17.2210	2.00862	115.398	404.1	20.1031	3.13123	11.69688
DOM1_ALL_MRMC_CMRU	52	72.7021	9.31277	444.713	6037.2	77.6992	2.93827	10.53582
DOM1_ALL_MRMC_SG	55	3.2348	2.94000	3.518	0.0	0.0889	-0.30507	2.54313

Table 11: Project 1 UG2 Reef Descriptive Statistics

Domain 1

Variable	Descriptive Statistics (Spreadsheet17)							
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM1_ALL_UG2MC_PT	58	2.6856	0.38394	4.767	0.9	0.9389	-0.41512	0.65356
DOM1_ALL_UG2MC_PD	58	1.1665	0.06145	2.887	0.3	0.5777	0.68813	1.14680
DOM1_ALL_UG2MC_RH	58	0.4858	0.00000	0.762	0.0	0.1541	-1.13463	2.27627
DOM1_ALL_UG2MC_AU	58	0.0285	0.01000	0.075	0.0	0.0158	1.01817	0.51406
DOM1_ALL_UG2MC_3PGE_AU	58	4.3373	0.49062	8.455	2.6	1.6083	-0.20902	0.85031
DOM1_ALL_UG2MC_OS	30	0.1380	0.06523	0.193	0.0	0.0275	-0.30648	1.23385
DOM1_ALL_UG2MC_IR	30	0.2351	0.08243	0.351	0.0	0.0577	-0.32630	1.21734
DOM1_ALL_UG2MC_RU	30	1.0232	0.43067	1.471	0.1	0.2239	-0.33201	1.21713
DOM1_ALL_UG2MC_CU%	55	0.0092	0.00304	0.033	0.0	0.0055	2.13005	5.86309
DOM1_ALL_UG2MC_NI%	55	0.0931	0.03361	0.129	0.0	0.0196	-0.86424	0.72862
DOM1_ALL_UG2MC_CMPT	58	465.2833	72.85548	1160.384	74791.5	273.4804	0.94315	0.12395
DOM1_ALL_UG2MC_CMPD	58	206.6096	8.47395	585.851	20855.5	144.4142	0.95455	0.10240
DOM1_ALL_UG2MC_CMRH	58	81.7042	0.00000	177.192	1590.3	39.8785	0.53206	0.09936
DOM1_ALL_UG2MC_CMAU	58	4.9576	0.98908	17.782	13.1	3.6178	1.44001	1.96476
DOM1_ALL_UG2MC_CM3PG	58	753.2361	86.18525	1845.916	203102.6	450.6691	0.86728	-0.04539
DOM1_ALL_UG2MC_CW	58	172.4034	86.54941	425.120	6063.1	77.8661	1.39129	1.49707
DOM1_ALL_UG2MC_CMOS	30	25.6095	6.70022	50.508	157.5	12.5501	0.61516	-0.97295
DOM1_ALL_UG2MC_CMIR	30	43.6459	8.46674	87.713	497.0	22.2926	0.60291	-1.02377
DOM1_ALL_UG2MC_CMRU	30	189.8574	44.23668	377.132	8921.2	94.4523	0.60940	-0.99733

Domain 3

Variable	Descriptive Statistics (Spreadsheet21)							
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM3_ALL_UG2MC_PT	11	0.7930	0.18787	1.3958	0.181	0.42532	0.263527	-1.22554
DOM3_ALL_UG2MC_PD	11	0.2580	0.06367	0.6233	0.026	0.16273	1.147383	1.60598
DOM3_ALL_UG2MC_RH	11	0.1108	0.02247	0.2042	0.003	0.05778	0.226907	-1.05345
DOM3_ALL_UG2MC_AU	11	0.0125	0.01000	0.0186	0.000	0.00302	0.963363	-0.18466
DOM3_ALL_UG2MC_3PGE_AU	11	1.1742	0.28790	2.0615	0.366	0.60530	0.130889	-1.39953
DOM3_ALL_UG2MC_OS	11	0.0643	0.04461	0.0839	0.000	0.01382	0.263527	-1.22554
DOM3_ALL_UG2MC_IR	11	0.0804	0.03928	0.1214	0.001	0.02892	0.263527	-1.22554
DOM3_ALL_UG2MC_RU	11	0.4229	0.26326	0.5819	0.013	0.11220	0.263527	-1.22554
DOM3_ALL_UG2MC_CU%	10	0.0054	0.00277	0.0092	0.000	0.00230	0.575796	-1.15388
DOM3_ALL_UG2MC_NI%	10	0.0498	0.02845	0.0903	0.000	0.01961	0.757325	0.53960
DOM3_ALL_UG2MC_CMPT	11	91.0726	29.17013	224.9510	3566.267	59.71823	1.202941	1.24408
DOM3_ALL_UG2MC_CMPD	11	28.6317	5.67269	63.5682	302.791	17.40090	0.813290	0.06380
DOM3_ALL_UG2MC_CMRH	11	12.5124	4.20517	28.6362	59.167	7.69198	0.971298	0.24003
DOM3_ALL_UG2MC_CMAU	11	1.4044	0.92718	1.8956	0.122	0.34943	0.105854	-1.44893
DOM3_ALL_UG2MC_CM3PG	11	133.6211	43.62408	304.7495	6535.036	80.83957	0.921193	0.37391
DOM3_ALL_UG2MC_CW	11	115.1119	89.10065	187.1119	1053.686	32.46053	1.716613	1.88756
DOM3_ALL_UG2MC_CMOS	11	7.3917	4.37840	13.8286	6.864	2.61994	1.490923	3.16289
DOM3_ALL_UG2MC_CMIR	11	9.2434	4.34474	19.7829	19.442	4.40926	1.456181	2.48741
DOM3_ALL_UG2MC_CMRU	11	48.6244	26.73589	95.5195	365.474	19.11738	1.514529	3.13605

Table 12: Project 1 UG2 Reef Descriptive Statistics

Domain 1

Variable	Descriptive Statistics (Spreadsheet7)							
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM1_ALL_UG2MC_PD	30	1.3281	0.2767	2.887	0.3	0.5854	0.70799	1.05503
DOM1_ALL_UG2MC_RH	30	0.4708	0.1467	0.742	0.0	0.1265	-0.17426	1.12781
DOM1_ALL_UG2MC_AU	30	0.0311	0.0100	0.075	0.0	0.0178	0.85489	-0.07956
DOM1_ALL_UG2MC_3PGE_AU	30	4.9007	1.2558	8.455	2.3	1.5126	0.04616	1.13390
DOM1_ALL_UG2MC_OS	30	0.1380	0.0652	0.193	0.0	0.0275	-0.30648	1.23385
DOM1_ALL_UG2MC_IR	30	0.2351	0.0824	0.351	0.0	0.0577	-0.32630	1.21734
DOM1_ALL_UG2MC_RU	30	1.0232	0.4307	1.471	0.1	0.2239	-0.33201	1.21713
DOM1_ALL_UG2MC_CU%	27	0.0104	0.0030	0.033	0.0	0.0071	1.61091	2.67986
DOM1_ALL_UG2MC_NI%	27	0.0842	0.0336	0.129	0.0	0.0203	-0.38994	1.00571
DOM1_ALL_UG2MC_CMPT	30	570.6388	84.4819	1160.384	90732.2	301.2178	0.59433	-1.04427
DOM1_ALL_UG2MC_CMPD	30	252.2499	28.4165	585.851	26299.2	162.1702	0.64020	-0.83193
DOM1_ALL_UG2MC_CMRH	30	85.3922	15.0696	168.243	1614.1	40.1761	0.59163	-0.70103
DOM1_ALL_UG2MC_CMAU	30	5.8074	1.0272	17.782	18.1	4.2518	1.16449	0.79045
DOM1_ALL_UG2MC_CM3PG	30	914.0883	128.9952	1845.916	249544.1	499.5439	0.56137	-1.11444
DOM1_ALL_UG2MC_CW	30	185.2333	86.5494	382.324	6982.8	83.5633	0.76317	-0.43567
DOM1_ALL_UG2MC_CMOS	30	25.6095	6.7002	50.508	157.5	12.5501	0.61516	-0.97295
DOM1_ALL_UG2MC_CMIR	30	43.6459	8.4667	87.713	497.0	22.2926	0.60291	-1.02377
DOM1_ALL_UG2MC_CMRU	30	189.8574	44.2367	377.132	8921.2	94.4523	0.60940	-0.99733
DOM1_ALL_UG2MC_SG	30	3.8648	3.1279	4.262	0.1	0.2322	-1.02646	2.25578

No corrections were made (top cut etc.) to the data and the statistical analyses show the expected relationships for these types of reef.

Variography
Variograms are a useful tool for investigating the spatial relationships of samples. Variograms for channel width (cm), Pt, Pd, Rh, Au, 3PGE_Au, Os, Ir, Ru contents (cm.g/t), and Cu and Ni percents (%) were modelled during the estimation process.

Table 13 summarises the variogram model parameters for the different reefs and domains.

Table 13: Variogram Parameters Merensky Reef – 4E and Mining Cut Width

Reef	Parameter	Domain	Nugget	Sill 1	Range1	Range2	Range3	Sill 2	Range1	Range2	Range3
			%	%	m	m	m	%	m	m	m
MRMC	4E	1	27	100	370	370	1	100
MRMC	CW	1	31	100	558	558	1	100
MRMC	4E	2	31	70	134	134	1	100	299	299	1
MRMC	CW	2	34	74	190	190	1	100	593	593	1
MRMC	4E	3	30	80	101	101	1	100	210	210	1
MRMC	CW	3	32	78	99	99	1	100	212	212	1
MRMC	4E	4	31	79	233	233	1	100	441	441	1
MRMC	CW	4	31	80	227	227	1	100	426	426	1
MRMC	4E	5	40	78	145	145	1	100	365	365	1
MRMC	CW	5	30	79	151	151	1	100	375	375	1
MRMC	4E	6	40	100	276	276	1	100
MRMC	CW	6	19	100	469	469	1	100
MRMC	4E	7	30	100	250	250	1	100
MRMC	CW	7	20	100	286	286	1	100
MRMC	4E	8	30	72	161	161	1	100	613	613	1
MRMC	CW	8	31	100	408	408	1	100

Table 14: Variogram Parameters UG2 – 4E and Mining Cut Width

Reef	Parameter	Domain	Nugget	Sill 1	Range1	Range2	Range3	Sill 2	Range1	Range2	Range3
			%	%	m	m	m	%	m	m	m
UG2MC	4E	1	40	81	259	259	1	100	744	744	1
UG2MC	CW	1	32	78	254	254	1	100	766	766	1
UG2MC	4E	2	26	100	396	396	1	100
UG2MC	CW	2	10	100	395	395	1	100
UG2MC	4E	3	40	100	398	398	1	100
UG2MC	CW	3	30	100	449	449	1	100
UG2MC	4E	4	40	100	157	157	1	100
UG2MC	CW	4	36	100	172	172	1	100
UG2MC	4E	5	40	100	302	302	1	100
UG2MC	CW	5	35	100	393	393	1	100
UG2MC	4E	6	56	100	257	257	1	100
UG2MC	CW	6	24	100	325	325	1	100
UG2MC	4E	7	34	100	249	249	1	100
UG2MC	CW	7	41	100	268	268	1	100
UG2MC	4E	8	25	100	320	320	1	100
UG2MC	CW	8	29	100	342	342	1	100

All variograms are omni-directional spherical semi-variograms. Table 13 and Table 14 summarise the 4E content and mining cut width variograms, which have a modelled grade continuity range of ~150-600m for the Merensky Reef and a modelled grade continuity range of ~150-750 m for the UG2 Reef.

The nugget effect is on average 30% of the sill or population variance for the Merensky Reef and 32% for the UG2 Reef. No top-cuts were used for the generation of the experimental variograms. Parameters for the remaining elements are available but were omitted from the report.

Grade Estimation
Full reef composite data – Mining Cut width (cm) and Pt, Pd, Rh, Au, 3PGE_Au, Os, Ir, & Ru contents (cmg/t), elements (Cu %, and Ni %) and SG were estimated for both the Merensky and UG2 Reefs.

Both simple kriging (SK) and ordinary kriging (OK) techniques have been used. It has been shown that the SK technique is more efficient when limited data are available for the estimation process.

The 4E grade concentration (g/t) was calculated from the interpolated kriged 4E content (cmg/t) and reef width (cm) values. Detailed checks were carried out to validate kriging outputs, including input data, kriged estimates and kriging efficiency checks.

The simple kriging process uses a local or global mean as a weighting factor. For this exercise all blocks within a specific Geozone have been assigned a global mean for that Geozone.  Ordinary kriging balances the kriging weights to one without the use of a local/global mean, whereas, simple kriging introduces the local/global mean in the balancing of the equations. The data available for Project 1 was combined with the additional boreholes for Project 1A and realistic means were generated for Project 1A estimation.

The following parameters were used in the kriging process for both project areas:-
1.	Full reef composite data – Mining Cut width (cm) and content (Pt, Pd, Rh, Au, 3PGE_Au, Os, Ir, Ru) elements (Cu %, and Ni %) and SG
2.	200m x 200m x 1m block size. Block models were constructed using split cells and not subcells due to the size of the parent blocks (200 X 200 X 1m)
3.	Discretisation 5 x 5 x 1 for each 200m x 200m x 1m block
4.	First search volume – 750 m
a.	Minimum number of samples 4
b.	Maximum number of samples 40
5.	Second search volume
a.	Minimum number of samples 2
b.	Maximum number of samples 40
6.	Third search volume
a.	Minimum number of samples 1
b.	Maximum number of samples 20
7.	Interpolation methods – simple kriging, ordinary kriging
8.	Local / global mean values used in the simple kriging process

The first 50m of the ore body is considered to represent a weathered zone and is discarded in the modelling and estimation procedures. Figure 15 shows the block model plots (Project 1 & 1A) for the different parameters.

The kriged estimates were post-processed to calculate the information effect, dispersion variance and grade tonnage intervals. The 4E cut-off values used ranged from 100 – 600 cmg/t. A dip model (Figure 17) was created from the reef wireframe, and each individual block has an interpolated dip value and dip direction.

Figure 17: Dip Model for Merensky and UG2 Reefs

Post Processing
During early stages of projects the data is invariably on a relatively large grid. This grid is much larger than the block size of a selective mining interest, i.e. selective mining units (SMU). Efficient kriging estimates for SMUs or of much larger blocks units will then be smoothed due to information effect or size of blocks. Any mine plan or cash flow calculations made on the basis of the smoothed kriged estimates will misrepresent the economic value of the project, i.e., the average grade above cut-off will be underestimated and the tonnage overestimated. Some form of post processing is required to reflect the realistic tonnage grade estimates for respective cut-offs. Using the limited data available preliminary post-processed analysis has been done.

An SMU of 20m x 40m was selected with an expected future underground sampling configuration on a 20m x 20m grid. Information effects were calculated based on the SMU and the expected future production underground sampling configuration.

Within the parent blocks of 200m x 200m x 1m, the distribution of selective mining units has been estimated for various cut-offs. The latter has been estimated using lognormal distribution of SMUs within the large parent blocks – 200m x 200m x 1m (see Assibey-Bonsu and Krige, 1999). This technique for post processing has been used based on the observed lognormal distribution of the underlying 4E values in the project area (i.e. the indirect lognormal post-processing technique has been used for the change of support analysis).

For each parent block the grade, tonnage and metal content above respective cut-offs (based on the SMUs) were translated into parcels to be used for mine planning. Grade tonnage curves were therefore calculated for each parent block. The following cut-offs were considered 100, 200, 300, 400, 500 and 600 cmg/t.

Resource Classification
The Mineral Resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The following aspects or parameters were considered for resource classification:
1.	Sampling – Quality Assurance / Quality Control
a.	Measured : high confidence, no problem areas
b.	Indicated: high confidence, some problem areas with low risk
c.	Inferred: some aspects might be of medium to high risk .
2.	Geological Confidence
a.	Measured: High confidence in the understanding of geological relationships, continuity of geological trends and sufficient data.
b.	Indicated : Good understanding of geological relationships
c.	Inferred : geological continuity not established .
3.	Number of samples used to estimate a specific block
a.	Measured: at least 4 boreholes within semi-variogram range and minimum of twenty 1m composited samples.
b.	Indicated : at least 3 boreholes within semi-variogram range and a minimum of twelve 1m composite samples
c.	Inferred : less than 3 boreholes within the semi-variogram range.
4.	Kriged variance
a.	This is a relative parameter and is only an indication and used in conjunction with the other parameters.
5.	Distance to sample (semi-variogram range)
a.	Measured : at least within 60% of semi – variogram range
b.	Indicated : within semi-variogram range
c.	Inferred : further than semi-variogram range.
6.	Lower Confidence Limit (blocks)
a.	Measured : < 20% from mean (80% confidence)
b.	Indicated : 20% – 40% from mean (80% – 60% confidence)
c.	Inferred : more than 40% (less than 60% confidence).
7.	Kriging Efficiency
a.	Measured :> 40%
b.	Indicated : 20 – 40%
c.	Inferred : <20%.
8.	Deviation from lower 90% confidence limit (data distribution within resource area considered for classification)
a.	<10% deviation from the mean – measured resource
b.	10 – 20% deviation from the mean - indicated resource
c.	>20% deviation from the mean - inferred resource.

Using the above criteria, the Merensky and UG2 Reefs within the project areas were classified into Measured, Indicated and Inferred Mineral Resource categories. Measured, Indicated and Inferred Mineral Resources are classified, under the SAMREC Code, as follows.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which volume and/or tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and sampling and assumed but not verified geologically and/or through analysis of grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited in scope or of uncertain quality and reliability.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The Indicated Mineral Resource has sufficient confidence for mine design, mine planning, and/or economic studies.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A Measured Mineral Resource has sufficient confidence for mine design, mine planning, production planning, and/or detailed economic studies.

A Measured Mineral Resource requires that the nature, quality, amount and distribution of data are such as to leave no reasonable doubt in the opinion of the Competent Person(s), that the tonnage and grade of the mineralisation can be estimated to within close limits and that any variation within these limits would not materially affect potential economic viability.

This category requires a high level of confidence in, and understanding of, the geology and the controls on mineralisation.

Figure 18: Location of Measured, Indicated and Inferred Resources

Platinum Group Metals
Merensky and UG 2 Measured, Indicated and Inferred Resources

Merensky Reef
N
Legend
Measured Resource
Indicated Resource
Inferred Resource

UG 2 Reef
N
Legend
Measured Resource
Indicated Resource
Inferred Resource

Source: Minxcon

Minxcon

Item 19(g): Effect of Modifying Factors
No account of any modifying factors such as taxation, socio-economic, marketing or political factors have been taken into account.  No environmental, permitting, legal or title factors will effect the estimated Mineral Resource.

Item 19(h): Technical Parameters affecting the Resource Declaration
Technical parameters specific to a planar and tabular precious metal deposit are well understood and are referred to as the flow-of-ore parameters. The methodology takes into account the intentional and unintentional increase in tonnage due to mining. It also takes into account the unintentional and unaccounted loss of metal or metal not reaching the plant or recovered by the plant.

A cut-off grade (4E) of 300cmg/t was applied to the grade tonnage tabulations for both the Merensky and the UG2 Reef in anticipation of tonnages falling below the cut-off that would not be economically viable.

Item 19(i): 43-101 Rules Applicable to the Reserve and Resource Declaration
No economic analysis was carried out for this Technical Report.

Item 19(j): Disclosure of Inferred Resource
No economic analysis was carried out for this Technical Report.

Item 19(k): Demonstrated Viability
Measured and Indicated resources have been declared based on geological and geostatistical confidence that can be converted to reserves.

Item 19(l): Quality, Quantity and Grade of Declared Resource
See Item 19(e).

Item 19(m): Metal Splits for Declared Resource
See Item 19(e).

ITEM 20: OTHER RELEVANT DATA AND INFORMATION
The economic viability of the Mineral Resources declared in this report has not been demonstrated. Such deductions can only be made once, among other things, at least financial and working cost estimates are applied to these resources.

RSA Reserve and Resource Declaration Rules
The South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) sets out minimum standards, recommendations and guidelines for public reporting of Mineral Resources and Mineral Reserves in South Africa.

Documentation prepared for public release must be done by or under the direction of, and signed by, a Competent/Qualified Person. A Qualified Person (QP) is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP) or the Engineering Council of South Africa (ECSA) or any other statutory South African or international body that is recognised by SAMREC. A QP should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration.

A Mineral Resource is a concentration (or occurrence) of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are, in the opinion of the QP, reasonable and realistic prospects for eventual economic extraction.

The definitions of the Measured, Indicated and Inferred Mineral Resources can be found under Item 19(f).

ITEM 21: INTERPRETATION AND CONCLUSIONS
Results
Measured, Indicated and Inferred Mineral Resource estimates have been calculated for the Merensky Reef and UG2 Reef from available borehole information. The Merensky and UG2 Reefs were both divided into eight distinct domains based on facies with specific lithological and mineralised characteristics.

Interpretation of the Geological Model
The stratigraphy of the project area is well understood and specific stratigraphic units could be identified in the borehole core. The Merensky Reef and UG2 Reef units could be recognised in the core and are correlatable across the project area. It was possible to interpret major structural features from the borehole intersections as well as from geophysical information.

Evaluation Technique
The evaluation of the project was done using best practices. Simple kriging was selected as the best estimate for the specific borehole distribution. Change of support (SMU blocks) was considered for the initial large estimated parent blocks with specific cut-off grades.

Reliability of the Data
The PTM data was specifically inspected by the QP and found to be reliable and consistent.

Strengths and Weaknesses with respect to the Data
The regular QA&QC process carried out by PTM is of a high standard and applies to the full audit trail from field data to resource modelling. The data have been found to be accurate, consistent and well structured. The system of support for the digital data by paper originals and chain-of-custody and drilling records is well developed. Additional drilling will have to be carried out in order to increase the confidence in the resource estimate in the Project Area 1A.

Objectives of adherence to the Scope of Study
The intention of this phase of the work programme was to establish Measured, Indicated and Inferred Mineral Resources. This has been achieved and thus the objectives of the programme have been met.

ITEM 22: RECOMMENDATIONS
Further Work Required
The current Mineral Resource is classified as an Inferred Mineral Resource in Project Area 1A.

For the Inferred Mineral Resource category to be potentially upgradeable, infill drilling needs to be carried out. After completion of the drilling and the subsequent QA&QC process, the additional data will be incorporated into the current model as presented in this document.

Objectives to be Achieved in Future Work Programmes
The objectives in the immediate future will be to confirm the potential for upgrading of the Inferred Mineral Resource and to provide a basis for the increased confidence for Project Area 1A.

Detailed Future Work Programmes
No further work is planed for Project Area 1 as sufficient Indicated and Measured Resources have been delineated to commence a Bankable Feasibility Study.

Declaration by QP with respect to the Project’s Warranting Further Work
Nil to report.
ITEM 23: REFERENCES

Assibey-Bonsu W and Krige DG (1999). Use of Direct and Indirect Distributions of Selective Mining Units for estimation of Recoverable Resources/Reserves for new Mining Projects. Proc. APCOM 1999, Colorado, USA.

Bredenkamp G and Van Rooyen N (1996). Clay thorn bushveld. In: Low AB and Rebelo AG (1996) Vegetation of South Africa, Lesotho and Swaziland. Department of Environmental Affairs and Tourism, Pretoria.

Cawthorn RG (1996). Re-evaluation of magma composition and processes in the uppermost Critical Zone of the Bushveld Complex. Mineralog. Mag. 60, pp. 131–148.

Cawthorn RG (1999). The platinum and palladium resources of the Bushveld Complex. South African Journal of Science 95, November/December 1999, pp. 481-489.

Leeb-Du Toit A (1986). The Impala Platinum Mines. Mineral Deposits of South Africa, Volume 2, pp. 1091–1106. Edited by Anhaeusser, CR and Maske, S.

Matthey J (2006). Platinum Report 2006.

Rutherford MC and Westfall RH (1994). Biomes of southern Africa: an objective categorization. National Botanical Institute, Pretoria.

SAMREC (2005). South African code for reporting of Mineral Resources and Mineral Reserves.

Schürmann LW (1993). The Geochemistry and Petrology of the upper Critical Zone of the boshoek Section of the Western Bushveld Complex, Bulletin 113 of the Geological Survey South Africa.

Siepker EH and Muller CJ (2004). Elandsfontein 102 JQ. Geological assessment and resource estimation. Prepared by Global Geo Services (Pty) Ltd for PTM RSA (Pty) Ltd.

Smit PJ and Maree BD (1966). Densities of South African Rocks for the Interpretation of Gravity Anomalies. Bull. of Geol.Surv. of S.Afr, 48, Pretoria.

Vermaak CF (1995). The Platinum-Group Metals – A Global Perspective. Mintek, Randburg, pp. 247.

Viljoen MJ and Hieber R (1986). The Rustenburg section of the Rustenburg Platinum Mines Limited, with reference to the Merensky Reef. Mineral Deposits of South Africa, Volume 2, pp. 1107–1134. Edited by Anhaeusser, CR and Maske, S.

Viljoen MJ (1999). The nature and origin of the Merensky Reef of the western Bushveld Complex, based on geological facies and geophysical data. S. Afr. J Geol. 102, pp. 221–239.

Wagner PA (1926). The preliminary report on the platinum deposits in the southeastern portion of the Rustenburg district, Transvaal. Mem. Geol.Surv.S Afr., 24, pp. 37.

Young D (2005). Competent Persons’ Report on the Exploration Assets held by Wesizwe Platinum Limited.

ITEM 24: DATE
The date of this report is 12 October 2007.  The effective date of this report is the 7 September 2007.
________________________________
CJ Muller
BSc Hons Pr Sci Nat

ITEM 25: ADDITIONAL REQUIREMENTS ON DEVELOPMENT AND PRODUCTION
Nil to report.

ITEM 26: ILLUSTRATIONS
Included in the report.